Exhibit 99.1

Dated 20 February, 2026

MELPOMENE SHIPPING CORPORATION and
URANIA SHIPPING CORPORATION

as joint and several Borrowers and Hedge Guarantors

and

NAVIOS MARITIME PARTNERS L.P.
as Guarantor

and

kfw ipex-bank gmbh

as Mandated Lead Arranger

and

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1
as Lenders

and

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1
as Hedge Counterparties

and

kfw ipex-bank gmbh

as Facility Agent and Security Agent

DEED OF AMENDMENT AND RESTATEMENT

relating to a facility agreement dated 30 September 2022
in respect of the financing of
m.v. "SPARROW" and m.v. "ZIM EAGLE"

Index

Clause Page

1	Definitions and Interpretation	3
2	Agreement of the Finance Parties	5
3	Conditions Precedent	5
4	Representations	6
5	Accession and Assumption	6
6	Amendment and Restatement of Facility Agreement and other Finance Documents	7
7	Further Assurance	9
8	Costs and Expenses	10
9	Notices	10
10	Counterparts	10
11	Governing Law	10
12	Enforcement	10

Schedules

Schedule 1 The Parties	12
Part A The Hedge Guarantors	12
Part B The Lenders and Hedge Counterparties	13
Schedule 2 Conditions Precedent	14
Schedule 3 Effective Date confirmation	16

Execution

Execution Pages	17

Appendices

Appendix Form of Amended and Restated Facility Agreement

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THIS DEED is made on ____________________ 2026

Parties

(1) MELPOMENE SHIPPING CORPORATION, a corporation incorporated in the Republic of the Marshall Islands with registered number 109762 whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower A")

(2) URANIA SHIPPING CORPORATION, a corporation incorporated in the Republic of the Marshall Islands with registered number 109765 whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower B" and together with Borrower A, the "Borrowers")

(3) NAVIOS MARITIME PARTNERS L.P., a limited partnership formed in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as guarantor (the "Guarantor")

(4) THE COMPANIES listed in Part A of Schedule 1 (The Parties) as hedge guarantors (the "Hedge Guarantors")

(5) KFW IPEX-BANK GMBH as mandated lead arranger (the "Mandated Lead Arranger")

(6) THE BANKS AND FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as lenders (the "Lenders")

(7) THE BANKS AND FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as hedge counterparties (the "Hedge Counterparties")

(8) KFW IPEX-BANK GMBH as agent of the other Finance Parties (the "Facility Agent")

(9) KFW IPEX-BANK GMBH as security agent for the Secured Parties (the "Security Agent")

Background

(A) By the Facility Agreement, the Lenders agreed to make available to the Borrowers a facility of (originally) up to $86,240,000, of which the outstanding principal amount as at the date of this Deed is equal to $74,786,250.00.

(B) The Parties have agreed to amend and restate the Facility Agreement as set out in this Deed.

(C) The Obligors and the Guarantor have requested that the Finance Parties give their consent to:

(i) the accession of the Hedge Guarantors and the Hedge Counterparties to the Facility Agreement as amended and restated by this Deed; and

(ii) the execution by each Borrower of a Hedging Agreement (as defined below) to be made between that Borrower and respectively each Hedge Counterparty, pursuant to which that Borrower may enter into interest rate swap transactions with the relevant Hedge Counterparty from time to time to hedge that Borrower's exposure to interest rate fluctuations under the Facility Agreement as amended and restated by this Deed, together, the "Request".

(D) This Deed sets out the terms and conditions on which the Finance Parties agree, with effect on and from the Effective Date, to:

(i) the Request; and

(ii) the consequential amendments of the Facility Agreement and the other Finance Documents in connection with the Request (the "Consequential Amendments").

Operative Provisions

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1 Definitions and Interpretation

1.1 Definitions

In this Deed:

"Amended and Restated Facility Agreement" means the Facility Agreement as amended and restated by this Deed in the form set out in the Appendix A.

"Effective Date" means the date on which the Facility Agent notifies the Obligors and the Guarantor (by way of a notice in the form set out in Schedule 3 (Effective Date Confirmation)) and the other Finance Parties as to the satisfaction of the conditions precedent as provided in Clause 3 (Conditions Precedent).

"Facility Agreement" means the facility agreement dated 30 September 2022 and made between, amongst others, (i) the Borrowers as joint and several borrowers, (ii) the banks and financial institutions listed in Part B of Schedule 1 (The Parties) thereto as original lenders, (iii) the Mandated Lead Arranger, (iv) the Facility Agent and (v) the Security Agent.

"Hedging Agreement" means any master agreement, confirmation, transaction, schedule or other agreement in agreed form entered into or to be entered into between any Borrower and any Hedge Counterparty for the purpose of hedging interest payable under the Facility Agreement.

"Hedging Agreement Security" means in relation to each Borrower, a hedging agreement security in agreed form creating Security over that Borrower's rights and interests in its relevant Hedging Agreement.

"Manager's Undertaking" means each of NSM Manager's Undertaking and NCM Manager's Undertaking.

"Mortgage Amendment" means in relation to each Mortgage in respect of each Ship, a first amendment to that Mortgage made or to be made between (i) the relevant Borrower and (ii) the Security Agent (acting as Security Agent and trustee), in agreed form.

"NCM Manager's Undertaking" means the following:

(a) the manager's undertaking dated 9 November 2023 and executed by Navios Shipmanagement Inc. as manager in favour of, and countersigned by, the Facility Agent and the Security Agent in respect of Ship A; and

(b) the manager's undertaking dated 25 January 2024 and executed by Navios Shipmanagement Inc. as manager in favour of, and countersigned by, the Facility Agent and the Security Agent in respect of Ship B.

"NSM Manager's Undertaking" means the following:

(a) the manager's undertaking dated 9 November 2023 and executed by Navios Shipmanagement Inc. as manager in favour of, and countersigned by, the Facility Agent and the Security Agent in respect of Ship A; and

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(b) the manager's undertaking dated 25 January 2024 and executed by Navios Shipmanagement Inc. as manager in favour of, and countersigned by, the Facility Agent and the Security Agent in respect of Ship B.

"Party" means a party to this Deed.

"Second Priority Account Security" means in respect of each Borrower, a second priority account security over the Earnings Account of that Borrower made or to be made between, among others, (i) the relevant Borrower and (ii) the Security Agent, in agreed form.

"Supplemental General Assignment" means, in relation to each General Assignment in respect of each Ship, a second priority general assignment supplemental to that General Assignment made or to be made between (i) the relevant Borrower and (ii) the Security Agent, in agreed form.

"Supplemental Charterparty Assignment" means, in relation to each Charterparty Assignment in respect of each of Ship, the second ranking charterparty assignment supplemental to that Charterparty Assignment made or to be made between (i) the relevant Borrower and (ii) the Security Agent, in agreed form.

"Supplemental Security Documents" means, each Supplemental General Assignment, each Supplemental Charterparty Assignment and each Supplemental Shares Security.

"Supplemental Shares Security" means, in relation to each Shares Security in respect of the shares in and to the relevant Borrower, a second priority shares security supplemental to that Shares Security made or to be made between (i) the Shareholder and (ii) the Security Agent, in agreed form.

1.2 Defined expressions

Defined expressions in the Facility Agreement and the other Finance Documents shall have the same meanings when used in this Deed unless the context otherwise requires or unless otherwise defined in this Deed.

1.3 Application of construction and interpretation provisions of Facility Agreement

Clause 1.2 (construction) of the Facility Agreement applies to this Deed as if it were expressly incorporated in it with any necessary modifications.

1.4 Agreed forms of new, and supplements to, Finance Documents

References in Clause 1.1 (Definitions) to any document being in "agreed form" are to that document:

(a) in a form attached to a certificate dated the same date as this Deed (and signed by the Borrowers and the Facility Agent); or

(b) in any other form agreed in writing between the Borrowers and the Facility Agent acting with the authorisation of the Majority Lenders or, where clause 43.2 (all lender matters) of the Facility Agreement applies, all the Lenders.

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1.5 Designation as a Finance Document

The Borrowers and the Facility Agent designate this Deed as a Finance Document.

1.6 Third party rights

(a) Unless provided to the contrary in a Finance Document, a person who is not a Party has no right under the Third Parties Act to enforce or to enjoy the benefit of any term of this Deed.

(b) Subject to clause 43.3 (other exceptions) of the Facility Agreement but otherwise notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Deed at any time.

2 Agreement of the Finance Parties

2.1 The Finance Parties agree subject to and upon the terms and conditions set out in Clause 3 and Schedule 2 of this Deed, to:

(a) the Request; and

(b) the Consequential Amendments.

2.2 The agreement of the parties to this Deed contained in this Clause 2 shall have effect on and from the Effective Date.

3 Conditions Precedent

3.1 The Effective Date cannot occur unless the Facility Agent has received (or, pursuant to Clause 3.4 below, on the instructions of the Lenders, waived receipt of) all of the documents and other evidence listed in Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent.

3.2 The Facility Agent shall notify the Obligors and the Guarantor (by way of a notice in the form set out in Schedule 3 (Effective Date Confirmation)) and the other Finance Parties promptly upon being satisfied as to the satisfaction of the conditions precedent referred to in Clause 3.1 (Conditions Precedent) above.

3.3 Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in Clause 3.2 (Conditions Precedent) above, the Finance Parties authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

3.4 If the Facility Agent (acting with the authorisation of the Lenders, at their discretion) permits the Effective Date to occur before certain of the conditions referred to in Schedule 2 (Conditions Precedent) are satisfied, the Obligors and the Guarantor shall ensure that those conditions are satisfied within 5 business days after the Effective Date (or such longer period as the Facility Agent may, acting with the authorisation of the Majority Lenders, agree with the Borrowers).

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4 Representations

4.1 Facility Agreement representations

Each Obligor that is a party to the Facility Agreement makes the representations and warranties set out in clause 18 (representations) of the Facility Agreement, as amended and restated by this Deed and updated with appropriate modifications to refer to this Deed by reference to the circumstances then existing on the date of this Deed and on the Effective Date.

4.2 Finance Document representations

Each Transaction Obligor makes the representations and warranties set out in the Finance Documents (other than the Facility Agreement) to which it is a party, as amended or amended, restated and/or supplemented by this Deed and updated with appropriate modifications to refer to this Deed by reference to the circumstances then existing on the date of this Deed and on the Effective Date.

5 Accession and Assumption

5.1 Accession of Hedge Counterparties

With effect on and from the Effective Date, each Hedge Counterparty shall accede to the Amended and Restated Facility Agreement, and by such accession:

(a) it agrees to become a party to the Amended and Restated Facility Agreement as a Hedge Counterparty;

(b) it assumes all rights and obligations applicable to the Hedge Counterparties as set out in the Amended and Restated Facility Agreement; and

(c) it shall be bound by the terms of the Amended and Restated Facility Agreement and the other Finance Documents (as defined in the Amended and Restated Facility Agreement) as Hedge Counterparty.

5.2 Accession of Hedge Guarantors

(a) With effect on and from the Effective Date, each Hedge Guarantor shall accede to the Amended and Restated Facility Agreement, and by such accession:

(i) it agrees to become a party to the Amended and Restated Facility Agreement as a Hedge Guarantor;

(ii) it assumes all rights and obligations applicable to the Hedge Guarantors as set out in the Amended and Restated Facility Agreement;

(iii) it shall be bound by the terms of the Amended and Restated Facility Agreement and the other Finance Documents (as defined in the Amended and Restated Facility Agreement) as Hedge Guarantor; and

(iv) its guarantee and indemnity, which is set out in clause 18 (guarantee and indemnity – hedge guarantors) of the Amended and Restated Facility Agreement:

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(A) has full force and effect on the terms of the Amended and Restated Facility Agreement; and

(B) extends to the obligations of each Borrower under the relevant Hedging Agreements.

(b) The Borrowers, the Guarantor and the Finance Parties agree to the accession by each Hedge Guarantor to the Amended and Restated Facility Agreement.

6 Amendment and Restatement of Facility Agreement and other Finance Documents

6.1 Specific amendments to the Facility Agreement

With effect on and from the Effective Date, the Facility Agreement shall be amended and restated in the form of the Amended and Restated Facility Agreement and, as so amended and restated, the Facility Agreement shall, in respect of the Hedge Guarantors, become or, in respect of the Borrowers, continue to be binding on each of the parties to it in accordance with its terms as so amended and restated.

6.2 Amendments to Finance Documents

With effect on and from the Effective Date, the Finance Documents shall be, and shall be deemed by this Deed to be, amended and supplemented as follows:

(a) the definition of, and references throughout each of the Finance Documents to, the "Facility Agreement" and any of the other Finance Documents shall be construed as if the same referred to, respectively:

(i) the Amended and Restated Facility Agreement; and

(ii) the other Finance Documents as amended and supplemented by this Clause 6.2 (Amendments to Finance Documents);

(b) by construing references throughout each of the Finance Documents to "the Finance Parties" as if the same included the Hedge Counterparties and to "the Obligors" as if the same included the Hedge Guarantors;

(c) by construing references throughout each of the Finance Documents to "the Finance Documents" as if the same included the Hedging Agreements;

(d) by construing references throughout each of the Finance Documents to "the Security Documents" as if the same included the Hedging Agreement Securities;

(e) by construing references throughout each of the Finance Documents to the Mortgage in relation to each Ship as if the same referred to that Mortgage as amended and supplemented by the relevant Mortgage Amendment;

(f) by construing references throughout each of the Finance Documents to the Account Security in respect of each Borrower as if the same referred to (i) the first priority account pledge agreements dated 2 November 2023 in respect of Borrower A and 19 January 2024 in respect of Borrower B and (ii) the Second Priority Account Security in respect of each Borrower;

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(g) by construing references throughout each of the Finance Documents to the Shares Security in respect of each Borrower as if the same referred to (i) the first priority shares securities dated 2 November 2023 in respect of the shares in and to Borrower A and 25 January 2024 in respect of the shares in and to Borrower B and (ii) the Second Priority Account Security in respect of the shares in and to each Borrower;

(h) by construing references throughout each of the Finance Documents to the General Assignment in respect of each Ship as if the same referred to (i) the first priority general assignments dated 9 November 2023 in respect of Ship A and 25 January 2024 in respect of Ship B and (ii) the Supplemental General Assignment in respect of each Ship;

(i) by construing references throughout each of the Finance Documents to the Charterparty Assignment in respect of each Ship as if the same referred to (i) the first priority charterparty assignments dated 9 November 2023 in respect of Ship A and 25 January 2024 in respect of Ship B and (ii) the Supplemental Charterparty Assignment in respect of each Ship;

(j) by updating the cross-references to the Facility Agreement included in each of the other Finance Documents to refer to the updated numbering of clauses of the Amended and Restated Facility Agreement; and

(k) by construing references throughout each of the Finance Documents to "this Agreement", "this Deed", "hereunder" and other like expressions as if the same referred to those Finance Documents as amended and supplemented by this Deed.

6.3 Specific amendments to Manager's Undertakings

(a) With effect on and from the Effective Date, NSM Manager's Undertaking shall be, and shall be deemed by this Deed to be, amended and supplemented as follows:

(i) by deleting clause 3.1 (confirmation of appointment) of NSM Manager's Undertaking and replacing it with the following:

"We confirm that we have been appointed as the manager of the Ship on the terms of a management agreement dated 16 August 2024 (as amended and supplemented from time to time, the "Management Agreement") a copy of which is attached to this Letter of Undertaking."

(b) With effect on and from the Effective Date, NCM Manager's Undertaking shall be, and shall be deemed by this Deed to be, amended and supplemented as follows:

(i) by deleting clause 3.1 (confirmation of appointment) of NCM Manager's Undertaking and replacing it with the following:

"We confirm that we have been appointed as the manager of the Ship on the terms of a management agreement dated 16 August 2024 (as amended and supplemented from time to time, the "Management Agreement") a copy of which is attached to this Letter of Undertaking."

6.4 Obligor Confirmation

On the Effective Date, each Obligor and the Guarantor:

(a) confirms its acceptance of the Amended and Restated Facility Agreement;

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(b) agrees that it is bound as an Obligor (as defined in the Amended and Restated Facility Agreement);

(c) confirms that the definition of, and references throughout each of the Finance Documents to, the Facility Agreement and any of the other Finance Documents shall be construed as if the same referred to the Facility Agreement and those Finance Documents as amended and restated by this Deed; and

(d) (if it is the Guarantor) confirms that:

(i) the Guarantee continues to have full force and effect on the terms of the Guarantee as amended and restated by this Deed;

(ii) the Guarantee extends to the obligations of the relevant Transaction Obligors under the Finance Documents as amended or as amended and restated by this Deed; and

(iii) the obligations of the relevant Transaction Obligors under the Finance Documents as amended or as amended and restated by this Deed are included in the Secured Liabilities (as defined in the Guarantee); and

(e) (if it is a Hedge Guarantor) confirms that its guarantee and indemnity:

(i) has been established and has full force and effect on the terms of the Amended and Restated Facility Agreement; and

(ii) extends to the obligations of each Borrower under the relevant Hedging Agreements.

6.5 Finance Documents to remain in full force and effect

The Finance Documents shall remain in full force and effect and, from the Effective Date:

(a) in the case of the Facility Agreement as amended and restated pursuant to Clause 6.1 (Specific amendments to the Facility Agreement);

(b) in the case of the Finance Documents (other than the Facility Agreement) as amended and supplemented pursuant to Clause 6.2 (Amendments to Finance Documents);

(c) the Facility Agreement and the applicable provisions of this Deed will be read and construed as one document;

(d) the Finance Documents (other than the Facility Agreement) and the applicable provisions of this Deed will be read and construed as one document; and

(e) except to the extent expressly waived by the amendments effected by this Deed, no waiver is given by this Deed and the Lenders expressly reserve all their rights and remedies in respect of any breach of or other Default under the Finance Documents.

7 Further Assurance

Clause 20.23 (further assurance) of the Facility Agreement, as amended and restated by this Deed, applies to this Deed as if it were expressly incorporated in it with any necessary modifications.

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8 Costs and Expenses

Clause 16.2 (amendment costs) of the Facility Agreement, as amended and restated by this Deed, applies to this Deed as if it were expressly incorporated in it with any necessary modifications.

9 Notices

Clause 36 (notices) of the Facility Agreement, as amended and restated by this Deed, applies to this Deed as if it were expressly incorporated in it with any necessary modifications.

10 Counterparts

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

11 Governing Law

This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

12 Enforcement

12.1 Jurisdiction

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed or any non-contractual obligation arising out of or in connection with this Deed) (a "Dispute").

(b) The Obligors and the Guarantor accept that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Obligor nor the Guarantor will argue to the contrary.

(c) This Clause 12.1 (Jurisdiction) is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. The Secured Parties may take concurrent proceedings in any number of jurisdictions.

12.2 Service of process

(a) Without prejudice to any other mode of service allowed under any relevant law, each Obligor and the Guarantor:

(i) irrevocably appoints Hill Dickinson Services (London) Limited at its current address at The Broadgate Tower, 20 Primrose Street, London EC2A 2EW, England as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document (as defined in the Amended and Restated Facility Agreement) to which that Obligor and the Guarantor is a party; and

(ii) agrees that failure by a process agent to notify the relevant Obligor and the Guarantor of the process will not invalidate the proceedings concerned.

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(b) If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrowers (on behalf of all the Obligors and the Guarantor) must immediately (and in any event within 5 days of such event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

This DEED has been duly executed by or on behalf of the parties hereto as a Deed and has, on the date stated at the beginning of this Deed, been delivered as a Deed.

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Execution Pages

BORROWERS

Executed as a deed )

by )

as attorney-in-fact ) /s/ Eleni Georgiou

for and on behalf of )

MELPOMENE SHIPPING )

CORPORATION )

in the presence of: )

Witness' signature: ) /s/ Ioli Petroula Vasalaki

Witness' name: )

Witness' address: )

Executed as a deed )

by )

as attorney-in-fact )

for and on behalf of ) /s/ Eleni Georgiou

URANIA SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/ Ioli Petroula Vasalaki

Witness' name: )

Witness' address: )

GUARANTOR

Executed as a deed )

by )

as attorney-in-fact ) /s/ Eleni Georgiou

for and on behalf of )

NAVIOS MARITIME PARTNERS L.P. )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

HEDGE GUARANTORS

Executed as a deed )

by )

as attorney-in-fact )

for and on behalf of ) /s/ Eleni Georgiou

MELPOMENE SHIPPING )

CORPORATION )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

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Executed as a deed )

by )

as attorney-in-fact ) /s/ Eleni Georgiou

for and on behalf of )

URANIA SHIPPING CORPORATION )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

LENDERS

Executed as a deed )

by ) /s/ Marianna Psarrou

as attorney-in-fact )

for and on behalf of )

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

Executed as a deed )

by )

as attorney-in-fact )

duly authorised ) /s/ Aikaterina Dimitriou

for and on behalf of )

FIRST-CITIZENS BANK & )

TRUST COMPANY )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

HEDGE COUNTERPARTIES

Executed as a deed )

by )

as attorney-in-fact ) /s/ Marianna Psarrou

for and on behalf of )

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

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Executed as a deed )

by )

as attorney-in-fact )

duly authorised )

for and on behalf of ) /s/ Aikaterina Dimitriou

FIRST-CITIZENS BANK & )

TRUST COMPANY )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

MANDATED LEAD ARRANGER

Executed as a deed )

by )

as attorney-in-fact ) /s/ Marianna Psarrou

for and on behalf of )

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

FACILITY AGENT

Executed as a deed )

by )

as attorney-in-fact )

for and on behalf of ) /s/ Marianna Psarrou

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: ) /s/ Ioli Petroula Vasalaki

Witness' name: )

Witness' address: )

SECURITY AGENT

Executed as a deed )

by )

as attorney-in-fact ) /s/ Marianna Psarrou

for and on behalf of )

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: )

Witness' name: ) /s/ Ioli Petroula Vasalaki

Witness' address: )

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COUNTERSIGNED this 20th day of February 2026 for and on behalf of NAVIOS MARITIME OPERATING L.L.C. as the Shareholder which, by its execution hereof, confirms and acknowledges that (i) it has read and understood the terms and conditions of this deed of amendment and restatement dated 20 February 2026 (the "Deed of Amendment and Restatement"), (ii) it agrees in all respects to the same and that the Finance Documents to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Transaction Obligors under the relevant Finance Documents (each as amended, supplemented and/or restated pursuant to the Deed of Amendment and Restatement) and (iii) the obligations of the Transaction Obligors under the relevant Finance Documents as amended and restated by the Deed of Amendment and Restatement are included in the Secured Liabilities (as defined in the Finance Documents to which the Shareholder is a party).

/s/ Eleni Georgiou

as attorney-in-fact

for and on behalf of

NAVIOS MARITIME OPERATING L.L.C.

as Shareholder

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COUNTERSIGNED this 20th day of February 2026 for and on behalf of each of the below Approved Managers which, by its execution hereof, confirms and acknowledges that (i) it has read and understood the terms and conditions of this deed of amendment and restatement dated 20 February 2026 (the "Deed of Amendment and Restatement"), (ii) it agrees in all respects to the same and that the Finance Documents to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrowers under the Facility Agreement and the other Finance Documents (each as amended, supplemented and/or restated pursuant to the Deed of Amendment and Restatement), (iii) the obligations of each Transaction Obligor under the relevant Finance Documents as amended and restated by the Deed of Amendment and Restatement are included in the Secured Liabilities (as defined in the Finance Documents to which that Approved Manager is a party) and (iv) to the extent that this confirmation creates a new Security, such Security shall be on the terms of the Finance Documents in respect of which this confirmation is given.

/s/ Eleni Georgiou

as attorney-in-fact

for and on behalf of

NAVIOS SHIPMANAGEMENT INC.

as Approved Manager A

/s/ Eleni Georgiou

as attorney-in-fact

for and on behalf of

NAVIOS CONTAINERS MANAGEMENT INC.

as Approved Manager B

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Appendix

Form of Amended and Restated Facility Agreement

Dated 30 September 2022

$86,240,000

TERM LOAN FACILITY

MELPOMENE SHIPPING CORPORATION and
URANIA SHIPPING CORPORATION

as joint and several Borrowers
and Hedge Guarantors

and

THE BANKS AND FINANCIAL INSTITUTIONS
listed in Schedule 1

as Lenders
and Hedge Counterparties

and

kfw ipex-bank gmbh

as Mandated Lead Arranger

and

kfw ipex-bank gmbh

as Facility Agent

and

kfw ipex-bank gmbh

as Security Agent

FACILITY AGREEMENT

as amended and restated by a
Deed of Amendment and Restatement dated ____________________ 2026 relating to
the financing of two 5,300 TEU container vessels

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Index

Clause Page

Section 1 Interpretation		2
1	Definitions and Interpretation	2
Section 2 The Facility		29
2	The Facility	29
3	Purpose	29
4	Conditions of Utilisation	29
Section 3 Utilisation		31
5	Utilisation	31
Section 4 Repayment, Prepayment and Cancellation		33
6	Repayment	33
7	Prepayment and Cancellation	34
Section 5 Costs of Utilisation		39
8	Interest	39
9	Interest Periods	42
10	Changes to the Calculation of Interest	43
11	Fees	44
Section 6 Additional Payment Obligations		45
12	Tax Gross Up and Indemnities	45
13	Increased Costs	50
14	Other Indemnities	51
15	Mitigation by the Finance Parties	54
16	Costs and Expenses	55
Section 7 Joint and Several Liability of Borrowers- Guarantee		57
17	Joint and Several Liability of the Borrowers	57
18	Guarantee and Indemnity – Hedge Guarantors	59
Section 8 Representations, Undertakings and Events of Default		62
19	Representations	62
20	Information Undertakings	69
21	General Undertakings	73
22	Insurance Undertakings	80
23	Shipbuilding Contract Undertakings	85
24	Ship Undertakings	86
25	Security Cover	92
26	Accounts and Application of Earnings and Hedge Receipts	94
27	Events of Default	95
Section 9 Changes to Parties		100
28	Changes to the Lenders and the Hedge Counterparties	100
29	Changes to the Transaction Obligors	106
Section 10 The Finance Parties		108
30	The Facility Agent and the Mandated Lead Arranger	108
31	The Security Agent	119
32	Conduct of Business by the Finance Parties	134
33	Sharing among the Finance Parties	135
Section 11 Administration		137
34	Payment Mechanics	137
35	Set-Off	140
36	Bail-In	141
37	Notices	141

EUROPE/78496558v8

38	Calculations and Certificates	143
39	Partial Invalidity	144
40	Remedies and Waivers	144
41	Entire Agreement	144
42	Settlement or Discharge Conditional	144
43	Irrevocable Payment	144
44	Amendments and Waivers	145
45	Confidential Information	149
46	Confidentiality of Funding Rates	154
47	Counterparts	155
Section 12 Governing Law and Enforcement		156
48	Governing Law	156
49	Enforcement	156

Schedules

Schedule 1 The Parties	157
Part A The Obligors	157
Part B The Lenders	159
Part C The Servicing Parties	160
Part D The Mandated Lead Arranger	161
Schedule 2 Conditions Precedent	162
Part A Conditions Precedent to Utilisation Request	162
Part B Conditions Precedent to Utilisation	165
Schedule 3 Utilisation Request	167
Schedule 4 Form of Transfer Certificate	169
Schedule 5 Form of Assignment Agreement	172
Schedule 6 Form of Hedge Counterparty Accession Letter	175
Schedule 7 Timetables	176
Schedule 8 Details of the Ships and other Definitions	177
Schedule 9 Reference Rate Terms	178
Schedule 10 Cumulative Compounded RFR Rate	181

Execution

Execution Pages	182

EUROPE/78496558v8

THIS AGREEMENT is made on 30 September 2022 as amended and restated by a Deed of Amendment and Restatement on ____________________ 2026

Parties

(1) MELPOMENE SHIPPING CORPORATION, a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower A")

(2) URANIA SHIPPING CORPORATION, a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower B")

(3) THE COMPANIES listed in Part A of Schedule 1 (The Parties) as hedge guarantors (the "Hedge Guarantors")

(4) THE BANKS AND THE FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as lenders (the "Lenders")

(5) THE BANKS AND FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as hedge counterparties (the "Hedge Counterparties")

(6) KFW IPEX-BANK GMBH as mandated lead arranger (the "Mandated Lead Arranger")

(7) KFW IPEX-BANK GMBH as agent of the other Finance Parties (the "Facility Agent")

(8) KFW IPEX-BANK GMBH as security agent for the Secured Parties (the "Security Agent")

Background

(A) The Lenders made available to the Borrowers a post-delivery senior secured term loan facility to partly finance or, as the case may be, refinance the Contract Price of the Ships, which are under construction by the Builder for, and purchased by, each Borrower pursuant to the Shipbuilding Contract relevant to that Ship, divided into two Tranches as follows:

(i) Tranche A in an aggregate amount of up to the lesser of (A) $43,120,000 and (B) 70 per cent. of the Contract Price of Ship A; and

(ii) Tranche B in an aggregate amount of up to the lesser of (A) $43,120,000 and (B) 70 per cent. of the Contract Price of Ship B.

(B) The Hedge Counterparties have agreed to enter into interest rate swap transactions with the Borrowers from time to time to hedge the Borrowers' exposure under this Agreement to interest rate fluctuations.

(C) The Parties have agreed to amend and restate the Facility Agreement (as defined in the Deed of Amendment and Restatement) as set out in this Agreement.

Operative Provisions

EUROPE/78518215v5

Section 1

Interpretation

13 Definitions and Interpretation

13.1 Definitions

In this Agreement:

"2002 ISDA Master Agreement" means the 2002 Master Agreement as published by the International Swaps and Derivatives Association, Inc.

"Account Bank" means Hamburg Commercial Bank AG acting through its office at Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany or any replacement bank or other financial institution as may be approved by the Facility Agent acting with the authorisation of the Majority Lenders.

"Account Security" means a document creating Security over any Earnings Account in agreed form.

"Additional Business Day" means any day specified as such in the Reference Rate Terms.

"Additional Hedge Counterparty" means a bank or financial institution which becomes a Hedge Counterparty in accordance with Clause 28.9 (Additional Hedge Counterparties).

"Advance" means a borrowing of all or part of a Tranche under this Agreement.

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Anti-Money Laundering Laws" means any applicable laws or regulations in any jurisdictions in which a Borrower or the relevant member of the Group is located or doing business that relate to anti-money laundering or any predicate crime to money laundering.

"Approved Brokers" means any firm or firms of insurance brokers approved in writing by the Facility Agent (acting on the instructions of the Majority Lenders).

"Approved Classification" means, in relation to a Ship, as at the date of this Agreement, the classification in relation to that Ship specified in Schedule 8 (Details of the Ships and other Definitions) with the relevant Approved Classification Society or the equivalent classification with another Approved Classification Society.

"Approved Classification Society" means, in relation to a Ship, as at the date of this Agreement, the classification society in relation to that Ship specified in Schedule 8 (Details of the Ships and other Definitions) or any other classification society and who is a member of the International Association of Classification Societies (other than the China Classification Society and the Russian Maritime Registry of Shipping) approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders.

"Approved Flag" means, in relation to a Ship, the flag of Liberia, the Marshall Islands, Panama, Cayman Islands or such other flag approved in writing by the Facility Agent acting with the authorisation of the Lenders, such authorisation not to be unreasonably withheld and a

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reference to "the Approved Flag" shall be a reference to the flag under which that Ship is then flagged with the agreement of the Facility Agent acting with the authorisation of the Lenders, such authorisation not to be unreasonably withheld.

"Approved Manager" means, in relation to a Ship:

(a) Navios Shipmanagement Inc., a corporation domesticated under the laws of the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as commercial and technical manager; and/or

(b) any Affiliate of Navios Shipmanagement Inc. or of Mrs. Angeliki Frangou or any other person approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders, such authorisation not to be unreasonably withheld, as the commercial and technical manager of any Ship.

"Approved Valuer" means Arrow Sale and Purchase (UK) Limited, Braemar Seascope Shipping Limited, Clarkson Valuations Limited, Fearnleys AS, Simpson Spence Young Ltd, Galbraith's Limited, Barry Rogliano Salles, Maersk Broker K/S, Howe Robinson, VesselsValue Limited (or any Affiliate of such person through which valuations are commonly issued) and any other firm or firms of independent sale and purchase shipbrokers agreed between the Facility Agent, acting with the authorisation of the Majority Lenders and the Borrowers.

"Article 55 BRRD" means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

"Assignable Charter" means any time charterparty, consecutive voyage charter or contract of affreightment in respect of a Ship of a duration (or capable of exceeding a duration) of 12 months or more or any bareboat charter entered into in accordance with Clauses 24.16 (Restrictions on chartering, appointment of managers etc.) and 24.19 (Charterparty Assignment).

"Assignment Agreement" means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, legalisation or registration.

"Availability Period" means the period from and including the date of this Agreement to and including, in relation each Tranche, the earlier of (i) the Delivery Date of the relevant Ship, (ii) 26 September 2024 and (iii) the cancellation of the Shipbuilding Contract of the Ship relating to such Tranche.

"Available Commitment" means a Lender's Commitment minus:

(a) the amount of its participation in the outstanding Loan; and

(b) in relation to any proposed Utilisation, the amount of its participation in any Advance that is due to be made on or before the proposed Utilisation Date.

"Available Facility" means the aggregate for the time being of each Lender's Available Commitment.

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"Bail-In Action" means the exercise of any Write-down and Conversion Powers.

"Bail-In Legislation" means:

(a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b) in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation~~.~~; and

(c) in relation to the United Kingdom, the UK Bail in Legislation.

"Balloon Instalments" has the meaning given in Clause 6.1 (Repayment of Loan).

"Borrower" means Borrower A or Borrower B.

"Builder" means, together, (i) Jiangyin Xiagang Changjiang Shipbreaking Co., Ltd., a corporation organized and existing under the laws of the People's Republic of China, having its registered address at No. 368 West Binjiang Road, Jiangyin City, Jiangsu Province, People's Republic of China and (ii) Zhoushan Changhong International Shipyard Co., Ltd., a corporation organised and existing under the laws of the People's Republic of China, having its registered office at No. 19 Chuangyuan Avenue, Dinghai Industrial Park, Zhoushan City, Zhejiang Province, People's Republic of China.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Frankfurt am Main, Athens, Hamburg and New York and in relation to Clause 5.6 (Payments), the People's Republic of China, and in relation to:

(a) any date for payment or purchase of an amount relating to the Loan, any part of the Loan or Unpaid Sum; or

(b) the determination of the first day or the last day of an Interest Period for the Loan, any part of the Loan or Unpaid Sum, or otherwise in relation to the determination of the length of such an Interest Period, which is an Additional Business Day relating to the Loan, that part of the Loan or Unpaid Sum.

"Central Bank Rate" has the meaning given to that term in the Reference Rate Terms.

"Central Bank Rate Adjustment" has the meaning given to that term in the Reference Rate Terms.

"Change of Control" has the meaning given to it in Clause 7.2 (Change of control).

"Charter" means, in relation to a Ship, any charter relating to that Ship, or other contract for its employment, whether or not already in existence (including without limitation, any Initial Charter and an Assignable Charter).

"Charter Guarantee" means any guarantee, bond, letter of credit or other instrument (whether or not already issued) supporting a Charter.

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"Charterparty Assignment" means, in relation to an Assignable Charter, a first priority assignment of the rights of the relevant Borrower under that Assignable Charter and any related Charter Guarantee executed or to be executed by that Borrower in favour of the Security Agent in agreed form.

"Code" means the US Internal Revenue Code of 1986.

"Commitment" means:

(a) in relation to a Lender, the amount set opposite its name under the heading "Commitment" in Part B of Schedule 1 (The Parties) and the amount of any other Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Compounded Reference Rate" means, in relation to any Interest Period of the Loan or any part of the Loan, the percentage rate per annum which is the Cumulative Compounded RFR Rate for that Interest Period.

"Compounding Methodology Supplement" means, in relation to the Cumulative Compounded RFR Rate, a document which:

(a) is agreed in writing by the Borrowers, the Facility Agent (in its own capacity) and the Facility Agent (acting on the instructions of Majority Lenders);

(b) specifies a calculation methodology for that rate; and

(c) has been made available to the Borrowers and each Finance Party.

"Confidential Information" means all information relating to any Transaction Obligor, the Group, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a) any member of the Group or any of its advisers; or

(b) another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i) information that:

(A) is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 45 (Confidential Information); or

5 EUROPE/78518215v5

(B) is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(C) is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; or

(D) in relation to the Guarantor such information as the Guarantor is entitled to disclose by rules and regulations of the SEC and any US Stock Exchange applicable to the Guarantor; and

(ii) any Funding Rate.

"Confidentiality Undertaking" means a confidentiality undertaking in substantially the appropriate form recommended by the LMA from time to time or in any other form agreed between the Borrowers and the Facility Agent.

"Contract Price" means the price payable for each Ship under Article II (contract price & terms of payment) of the relevant Shipbuilding Contract, plus any other amounts further to adjustment as provided in Article V (modification, changes and extras) of the relevant Shipbuilding Contract.

"Corresponding Debt" means any amount, other than any Parallel Debt, which an Obligor owes to a Secured Party under or in connection with the Finance Documents.

"Cumulative Compounded RFR Rate" means, in relation to an Interest Period for the Loan or any part of the Loan, the percentage rate per annum determined by the Facility Agent (or by any other Finance Party which agrees to determine that rate in place of the Facility Agent) in accordance with the methodology set out in Schedule 10 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

"Daily Rate" means the rate specified as such in the Reference Rate Terms.

"Deed of Amendment and Restatement" means the deed of amendment and restatement dated _______________ 2026 and made between, among others, (i) the Borrowers, (ii) the Guarantor, (iii) the Approved Managers, (iv) the Shareholder, (v) the Lenders, (vi) the Facility Agent and (vii) the Security Agent.

"Deed of Covenant" means, in relation to a Ship, if required by the laws of the Approved Flag of that Ship, a deed of covenant collateral to the Mortgage over that Ship and creating Security over that Ship in agreed form.

"Default" means an Event of Default or a Potential Event of Default.

"Delegate" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"Delivery Date" means, in relation to a Ship, the date on which that Ship is delivered by the Builder to the relevant Borrower under the relevant Shipbuilding Contract.

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"Designated Unitholder" means Mrs. Angeliki Frangou, her direct descendants and their lineal descendants, either directly or indirectly, (through entities owned and controlled by her or any of their affiliates or trusts or foundations established or that may be established of which she is a beneficiary or her direct descendants or their lineal descendants are a beneficiary) being the ultimate beneficial owner(s) of, or having ultimate control of, the voting rights attaching to more than 5 per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Guarantor.

"Disruption Event" means either or both of:

(a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties or, if applicable, any Transaction Obligor; or

(b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party or, if applicable, any Transaction Obligor preventing that, or any other, Party or, if applicable, any Transaction Obligor:

(i) from performing its payment obligations under the Finance Documents; or

(ii) from communicating with other Parties or, if applicable, any Transaction Obligor in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party or, if applicable, any Transaction Obligor whose operations are disrupted.

"Document of Compliance" has the meaning given to it in the ISM Code.

"dollars" and "$" mean the lawful currency, for the time being, of the United States of America.

"Earnings" means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to a Borrower or the Security Agent and which arise out of or in connection with or relate to the use or operation of that Ship, including (but not limited to):

(a) the following, save to the extent that any of them is, with the prior written consent of the Facility Agent, pooled or shared with any other person:

(i) all freight, hire and passage moneys including, without limitation, all moneys payable under, arising out of or in connection with a Charter or a Charter Guarantee;

(ii) the proceeds of the exercise of any lien on sub-freights;

(iii) compensation payable to a Borrower or the Security Agent in the event of requisition of that Ship for hire or use;

(iv) remuneration for salvage and towage services;

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(v) demurrage and detention moneys;

(vi) without prejudice to the generality of sub-paragraph (i) above, damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship;

(vii) all moneys which are at any time payable under any Insurances in relation to loss of hire;

(viii) all monies which are at any time payable to a Borrower in relation to general average contribution; and

(b) if and whenever that Ship is employed on terms whereby any moneys falling within sub-paragraphs (i) to (viii) of paragraph (a) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Ship.

"Earnings Account" means, in relation to a Borrower:

(a) an account in the name of that Borrower with the Account Bank designated "Earnings Account";

(b) any other account in the name of that Borrower with the Account Bank which may, with the prior written consent of the Facility Agent, be opened in the place of the account referred to in paragraph (a) above, irrespective of the number or designation of such replacement account; or

(c) any sub-account of any account referred to in paragraphs (a) or (b) above.

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway.

"Environmental Approval" means any present or future permit, ruling, variance or other Authorisation required under Environmental Law.

"Environmental Claim" means any claim by any governmental, judicial or regulatory authority or any other person which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law and, for this purpose, "claim" includes a claim for damages, compensation, contribution, injury, fines, losses and penalties or any other payment of any kind, including in relation to clean-up and removal, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.

"Environmental Incident" means:

(a) any release, emission, spill or discharge of Environmentally Sensitive Material whether within a Ship or from a Ship into any other vessel or into or upon the air, water, land or soils (including the seabed) or surface water; or

(b) any incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water from a vessel other than any Ship and which involves a collision between any

8 EUROPE/78518215v5

Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which a Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or a Ship and/or any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c) any other incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water otherwise than from a Ship and in connection with which a Ship is actually or potentially liable to be arrested and/or where any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action.

"Environmental Law" means any present or future law relating to pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation, handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

"Environmentally Sensitive Material" means and includes all contaminants, oil, oil products, toxic substances and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

"EU Bail-In Legislation Schedule" means the document described as such and published by the LMA from time to time.

"EU Ship Recycling Regulation" means Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC.

"Event of Default" means any event or circumstance specified as such in Clause 27 (Events of Default).

"Facility" means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).

"Facility Office" means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than 5 Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"FATCA" means:

(a) sections 1471 to 1474 of the Code or any associated regulations;

(b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c) any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

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"FATCA Application Date" means:

(a) in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b) in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"FATCA Exempt Party" means a Party that is entitled to receive payments free from any FATCA Deduction.

"Fee Letter" means any letter or letters dated on or about the date of this Agreement between any of the Mandated Lead Arranger, the Facility Agent, the Security Agent and any Obligor setting out any of the fees referred to in Clause 11 (Fees).

"Finance Document" means:

(a) this Agreement;

(b) the Deed of Amendment and Restatement;

(c) any Fee Letter;

(d) the Guarantee;

(e) each Utilisation Request;

(f) any Reference Rate Supplement;

(g) any Compounding Methodology Supplement;

(h) any Security Document;

(i) any Hedging Agreement;

(j) any Manager's Undertaking;

(k) any other document which is executed for the purpose of establishing any priority or subordination arrangement in relation to the Secured Liabilities; or

(l) any other document designated as such by the Facility Agent and the Borrowers.

"Finance Party" means the Facility Agent, the Security Agent, the Mandated Lead Arranger, a Lender or a Hedge Counterparty.

"Financial Indebtedness" means any indebtedness for or in relation to:

(a) moneys borrowed;

10 EUROPE/78518215v5

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in relation to any lease or hire purchase contract which would, in accordance with GAAP, be treated as a balance sheet liability;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h) any counter-indemnity obligation in relation to a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i) the amount of any liability in relation to any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

"Funding Rate" means any individual rate notified by a Lender to the Facility Agent pursuant to sub-paragraph (ii) of paragraph (a) of Clause 10.3 (Cost of funds).

"GAAP" means generally accepted accounting principles in the US.

"General Assignment" means, in relation to a Ship, the general assignment creating Security over:

(a) that Ship's Earnings, its Insurances and any Requisition Compensation in relation to that Ship; and

(b) any Charter and any Charter Guarantee in relation to that Ship; and

(c) the benefit of any warranties of quality in favour of a Borrower under the relevant Shipbuilding Contract of that Ship,

in agreed form.

"Group" means the Guarantor and its Subsidiaries for the time being (excluding any Subsidiaries whose shares are listed on any public stock exchange and whose financial statements are not consolidated into the financial statements of the Guarantor) and "member of the Group" shall be construed accordingly.

"Guarantee" means a guarantee executed by the Guarantor in agreed form.

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"Guarantor" means Navios Maritime Partners L.P., a limited partnership formed in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Hedge Receipts" means all moneys whatsoever which are now, or later become, payable (actually or contingently) to a Borrower or the Security Agent by a Hedge Counterparty under a Hedging Agreement.

"Hedging Agreement" means any master agreement, confirmation, transaction, schedule or other agreement in agreed form entered into or to be entered into by a Borrower for the purpose of hedging interest payable under this Agreement.

"Hedging Agreement Security" means, in relation to a Borrower, a hedging agreement security creating Security over that Borrower's rights and interests in any Hedging Agreement, in agreed form.

"Hedging Prepayment Proceeds" means any Hedge Receipts arising as a result of termination or closing out under a Hedging Agreement.

"Holding Company" means, in relation to a person, any other person in relation to which it is a Subsidiary.

"Indemnified Person" has the meaning given to it in Clause 14.2 (Other indemnities).

"Initial Charter" has the meaning given to that term in Schedule 8 (Details of the Ships and other Definitions).

"Initial Charterer" has the meaning given to that term in Schedule 8 (Details of the Ships and other Definitions).

"Insurances" means, in relation to a Ship:

(a) all policies and contracts of insurance, including entries of that Ship in any protection and indemnity or war risks association, effected in relation to that Ship, that Ship's Earnings or otherwise in relation to that Ship; and

(b) all rights and other assets relating to, or derived from, any of such policies, contracts or entries, including any rights to a return of premium.

"Interest Payment" means the aggregate amount of interest that is, or is scheduled to become, payable under any Finance Document.

"Interest Payment Date" has the meaning given to it in Clause 8.2 (Payment of interest).

"Interest Period" means, in relation to the Loan or any part of the Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

"Inventory of Hazardous Materials" means an inventory certificate or statement of compliance (as applicable) issued by the relevant Approved Classification Society or shipyard authority which is supplemented by a list of any and all materials known to be potentially hazardous utilised in the construction of, otherwise installed on, that Ship, pursuant to the requirements of the EU Ship Recycling Regulation.

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"ISM Code" means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (including the guidelines on its implementation), adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time.

"ISPS Code" means the International Ship and Port Facility Security (ISPS) Code as adopted by the International Maritime Organization's (IMO) Diplomatic Conference of December 2002, as the same may be amended or supplemented from time to time.

"ISSC" means an International Ship Security Certificate issued under the ISPS Code.

"Lender" means:

(a) any Original Lender; and

(b) any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 28 (Changes to the Lenders and the Hedge Counterparties),

which in each case has not ceased to be a Party as such in accordance with this Agreement.

"LMA" means the Loan Market Association or any successor organisation.

"Loan" means the loan to be made available under the Facility or the aggregate principal amount outstanding for the time being of the borrowings under the Facility and a "part of the Loan" means an Advance, a Tranche, a part of a Tranche or any other part of the Loan as the context may require.

"Lookback Period" means the number of days specified as such in the Reference Rate Terms.

"Major Casualty" means, in relation to a Ship, any casualty to that Ship in relation to which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $1,000,000 or the equivalent in any other currency.

"Majority Lenders" means:

(a) if no Advance has yet been made, a Lender or Lenders whose Commitments aggregate more than 66⅔ per cent. of the Total Commitments; or

(b) at any other time, a Lender or Lenders whose participations in the Loan aggregate more than 66⅔ per cent. of the amount of the Loan then outstanding or, if the Loan has been repaid or prepaid in full, a Lender or Lenders whose participations in the Loan immediately before repayment or prepayment in full aggregate more than 66⅔ per cent. of the Loan immediately before such repayment.

"Management Agreement" means in relation to a Ship, any agreement entered into with an Approved Manager regarding the commercial and technical management of that Ship.

"Manager's Undertaking" means, in relation to a Ship, the letter of undertaking from the Approved Manager relating to that Ship subordinating the rights of the Approved Manager respectively against that Ship and the relevant Borrower to the rights of the Finance Parties in agreed form.

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"Margin" means the percentage rate per annum specified as such in the Reference Rate Terms.

"Market Value" means, in relation to a Ship or any other vessel, at any date, the market value of that Ship or vessel determined in accordance with paragraph (a) of Clause 25.7 (Provision of valuations) and, prepared:

(a) unless otherwise specified by the Facility Agent, as at a date not more than 14 days previously;

(b) by an Approved Valuer or Approved Valuers;

(c) with or without physical inspection of that Ship or vessel (as the Facility Agent may require); and

(d) on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any Charter.

"Material Adverse Effect" means in the reasonable opinion of the Majority Lenders a material adverse effect on:

(a) the business, operations, property, condition (financial or otherwise) or prospects of the Borrowers, the Guarantor or the Group as a whole; or

(b) the ability of any Transaction Obligor to perform its obligations under any Finance Document; or

(c) the validity or enforceability of, or the effectiveness or ranking of any Security granted or intended to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

"Month" means, in relation to any Interest Period (or any other period for the accrual of commission or fees), a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, subject to adjustment in accordance with the rules specified as Business Day Conventions in the Reference Rate Terms.

"Mortgage" means, in relation to a Ship, a first preferred Liberian ship mortgage on that Ship in agreed form or any replacement first preferred or first priority ship mortgage on that Ship under the laws of an Approved Flag in agreed form.

"Mortgage Amendment" means, in relation to a Ship, any amendment to the Mortgage over that Ship, in agreed form.

"Obligor" means a Borrower or the Hedge Guarantor.

"Original Financial Statements" means the annual audited consolidated financial statements of the Group for its financial year ended 31 December 2021.

"Original Jurisdiction" means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement.

"Original Lender" means any Lender who was as such as at the date of the Facility Agreement (as defined in the Deed of Amendment and Restatement).

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"Overseas Regulations" means the Overseas Companies Regulations 2009 (SI 2009/1801).

"Parallel Debt" means any amount which a Borrower owes to the Security Agent under Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) or under that clause as incorporated by reference or in full in any other Finance Document.

"Participating Member State" means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Permitted Charter" means, in relation to a Ship, a Charter:

(a) which is a time, voyage or consecutive voyage charter;

(b) the duration of which does not exceed and is not capable of exceeding, by virtue of any optional extensions, 12 months plus a redelivery allowance of not more than 30 days;

(c) which is entered into on bona fide arm's length terms at the time at which that Ship is fixed; and

(d) in relation to which not more than two months' hire is payable in advance,

and any other Charter which is approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders.

"Permitted Financial Indebtedness" means:

(a) any Financial Indebtedness incurred under the Finance Documents; and

(b) any Financial Indebtedness (including without limitation, any shareholder or intra-Group loans made available to the Borrowers (or any of them) in the normal course of its business of trading and operating any of Ship) that is subordinated to all Financial Indebtedness incurred under the Finance Documents in writing in a manner acceptable to the Facility Agent in all respects.

"Permitted Security" means:

(a) Security created by the Finance Documents;

(b) liens for unpaid master's and crew's wages in accordance with first class ship ownership and management practice and not being enforced through arrest;

(c) liens for salvage;

(d) liens for master's disbursements incurred in the ordinary course of trading in accordance with first class ship ownership and management practice and not being enforced through arrest; and

(e) any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of any Ship:

(i) not as a result of any default or omission by any Borrower;

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(ii) not being enforced through arrest; and

(iii) subject, in the case of liens for repair or maintenance, to Clause 24.16 (Restrictions on chartering, appointment of managers etc.),

provided such lien does not secure amounts more than 30 days overdue (unless the overdue amount is being contested in good faith by appropriate steps).

"Potential Event of Default" means any event or circumstance specified in Clause 27 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Prohibited Person" means any person who is the subject of Sanctions (whether designated by name or by reason of being included in a class of persons to whom the applicable Sanctions apply in accordance with their terms) provided that, in the case of a person:

(a) who is not themselves a Transaction Obligor, a Subsidiary of a Transaction Obligor or one of their respective directors, officers or employees or an agent of any of them; and

(b) who is targeted only by "sectoral sanctions," or other Sanctions that do not generally prohibit transactions with such person,

such person shall be a Prohibited Person with respect to a transaction only to the extent that:

(i) an Transaction Obligor, a Finance Party or any other person organised or resident in the US, UK or EU would be prohibited by the law of such jurisdiction from entering into, directly or indirectly, such transaction with such person; or

(ii) the transaction involving such person would require a specific Authorisation by an applicable Sanctions authority.

"Protected Party" has the meaning given to it in Clause 12.1 (Definitions).

"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

"Reference Rate Supplement" means a document which:

(a) is agreed in writing by the Borrowers and the Facility Agent (in its own capacity) and the Facility Agent (acting on the instructions of the Majority Lenders);

(b) specifies the relevant terms which are expressed in this Agreement to be determined by reference to Reference Rate Terms; and

(c) has been made available to the Borrowers and each Finance Party.

"Reference Rate Terms" means the terms set out in Schedule 9 (Reference Rate Terms) or in any Reference Rate Supplement.

"Related Fund" in relation to a fund (the "first fund"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment

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manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"Relevant Jurisdiction" means, in relation to a Transaction Obligor:

(a) its Original Jurisdiction;

(b) any jurisdiction where any asset subject to, or intended to be subject to, any of the Transaction Security created, or intended to be created, by it is situated;

(c) any jurisdiction where it conducts its business; and

(d) the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

"Relevant Market" means the market specified as such in the Reference Rate Terms.

"Repayment Date" means each date on which a Repayment Instalment is required to be paid under Clause 6.1 (Repayment of Loan).

"Repayment Instalment" has the meaning given to it in Clause 6.1 (Repayment of Loan).

"Repeating Representation" means each of the representations set out in Clause 19 (Representations) except Clause 19.10 (Insolvency), Clause 19.11 (No filing or stamp taxes) and Clause 19.12 (Deduction of Tax) and any representation of any Transaction Obligor made in any other Finance Document that is expressed to be a "Repeating Representation" or is otherwise expressed to be repeated.

"Reporting Day" means the day (if any) specified as such in the Reference Rate Terms.

"Reporting Time" means the relevant time (if any) specified as such in the Reference Rate Terms.

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"Requisition" means in relation to a Ship:

(a) any expropriation, confiscation, requisition (excluding a requisition for hire or use which does not involve a requisition for title) or acquisition of that Ship, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected (whether de jure or de facto) by any government or official authority or by any person or persons claiming to be or to represent a government or official authority; and

(b) any capture or seizure of that Ship (including any hijacking, piracy or theft) by any person whatsoever.

"Requisition Compensation" includes all compensation or other moneys payable to a Borrower by reason of any Requisition or any arrest or detention of that Ship in the exercise or purported exercise of any lien or claim.

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"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers.

"RFR" means the rate specified as such in the Reference Rate Terms.

"RFR Banking Day" means any day specified as such in the Reference Rate Terms.

"Safety Management Certificate" has the meaning given to it in the ISM Code.

"Safety Management System" has the meaning given to it in the ISM Code.

"Sanctioned Country" means a country or territory that is subject to comprehensive country-wide or territory-wide Sanctions.

"Sanctions" means any sanctions (including US "secondary sanctions"), embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a) imposed by law or regulation of the United Kingdom, the Council of the European Union, the United Nations or its Security Council or the United States of America; or

(b) otherwise imposed by any law or regulation binding on a Transaction Obligor or to which a Transaction Obligor is subject.

"Sanctioned Ship" means a ship which is the subject of Sanctions.

"Secured Liabilities" means all present and future obligations and liabilities, (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Transaction Obligor to any Secured Party under or in connection with each Finance Document.

"Secured Party" means each Finance Party from time to time party to this Agreement, a Receiver or any Delegate.

"Security" means a mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

"Security Assets" means all of the assets of the Transaction Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

"Security Document" means:

(a) any Shares Security;

(b) any Mortgage;

(c) any Deed of Covenant;

(d) any General Assignment;

(e) any Charterparty Assignment;

(f) any Account Security;

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(g) any Hedging Agreement Security;

(h) any Supplemental Security Document;

(i) any other document (whether or not it creates Security) which is executed as security for the Secured Liabilities; or

(j) any other document designated as such by the Facility Agent and the Borrowers.

"Security Period" means the period starting on the date of this Agreement and ending on the date on which the Facility Agent is satisfied that there is no outstanding Commitment in force and that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.

"Security Property" means:

(a) the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Secured Parties and all proceeds of that Transaction Security;

(b) all obligations expressed to be undertaken by a Transaction Obligor to pay amounts in relation to the Secured Liabilities to the Security Agent as trustee for the Secured Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by a Transaction Obligor or any other person in favour of the Security Agent as trustee for the Secured Parties;

(c) the Security Agent's interest in any turnover trust created under the Finance Documents;

(d) any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Finance Documents to hold as trustee on trust for the Secured Parties, except:

(i) rights intended for the sole benefit of the Security Agent; and

(ii) any moneys or other assets which the Security Agent has transferred to the Facility Agent or (being entitled to do so) has retained in accordance with the provisions of this Agreement.

"Servicing Party" means the Facility Agent or the Security Agent.

"Shareholder" means Navios Maritime Operating L.L.C., a limited liability company formed and existing in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Shares Security" means, in relation to a Borrower, a document creating Security over the issued shares in that Borrower in agreed form.

"Ship" means Ship A or Ship B.

"Ship A" has the meaning given to that term in Schedule 8 (Details of the Ships and other Definitions).

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"Ship B" has the meaning given to that term in Schedule 8 (Details of the Ships and other Definitions).

"Shipbuilding Contract" means:

(a) in relation to Ship A, the shipbuilding contract dated 2 July 2021 (as amended and supplemented by an addendum no. 1 dated 18 November 2021) and made between (i) the Builder and (ii) Borrower A for the construction by the Builder of Ship A and its purchase by Borrower A, as amended and supplemented from time to time; and

(b) in relation to Ship B, the shipbuilding contract dated 2 July 2021 (as amended and supplemented by an addendum no. 1 dated 18 November 2021) and made between (i) the Builder and (ii) Borrower B for the construction by the Builder of Ship B and its purchase by Borrower B, as amended and supplemented from time to time.

"Specified Time" means a day or time determined in accordance with Schedule 7 (Timetables).

"Subsidiary" means that a company (S) is a subsidiary of another company (P) if:

(a) a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; and

(b) P has direct or indirect control over a majority of the voting rights attached to the issued shares of S;

and any company of which S is a subsidiary is a parent company of S.

"Supplemental Account Security" means, in relation each Account Security, a document creating second priority Security over any Earnings Account in agreed form.

"Supplemental Charterparty Assignment" means, in relation to an Assignable Charter, any supplemental assignment of the rights of the relevant Borrower under that Assignable Charter and any related Charter Guarantee executed or to be executed by that Borrower in favour of the Security Agent in agreed form.

"Supplemental General Assignment" means, in relation to a Ship, any supplemental general assignment creating supplemental Security over:

(a) that Ship's Earnings, its Insurances and any Requisition Compensation in relation to that Ship; and

(b) any Charter and any Charter Guarantee in relation to that Ship; and

(c) the benefit of any warranties of quality in favour of a Borrower under the relevant Shipbuilding Contract of that Ship,

in agreed form.

"Supplemental Security Document" means:

(a) any Supplemental Shares Security;

(b) any Mortgage Amendment;

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(c) any Supplemental General Assignment;

(d) any Supplemental Charterparty Assignment; and

(e) any Supplemental Account Security.

"Supplemental Shares Security" means, in relation to a Borrower, a document creating supplemental Security over the issued shares in that Borrower in agreed form

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Tax Credit" has the meaning given to it in Clause 12.1 (Definitions).

"Tax Deduction" has the meaning given to it in Clause 12.1 (Definitions).

"Tax Payment" has the meaning given to it in Clause 12.1 (Definitions).

"Termination Date" means, in relation to a Tranche, the date falling on the seventh anniversary of the Utilisation Date of that Tranche.

"Third Parties Act" has the meaning given to it in Clause 1.5 (Third party rights).

"Total Commitments" means the aggregate of the Commitments, being in an amount not exceeding the lesser of (i) $86,240,000 and (ii) 70 per cent. of the Contract Price of the Ships.

"Total Loss" means, in relation to a Ship:

(a) actual, constructive, compromised, agreed or arranged total loss of that Ship; or

(b) in the case of any of the events described in paragraph (a) of the definition "Requisition", any such Requisition of a Ship unless that Ship is returned to the full control of the relevant Borrower within 60 days of such Requisition; and

(c) in the case of any of the events described in paragraph (b) of the definition "Requisition", any such Requisition of a Ship unless that Ship is returned to the full control of the relevant Borrower within 90 days of such Requisition, provided that in the event of piracy if the relevant underwriters confirm to the Facility Agent in writing (in customary terms) prior to the end of the 90-day period that the relevant Ship is subject to an approved piracy insurance cover, the earlier of 12 Months after the date on which that Ship is captured by pirates and the date on which the piracy insurance cover expires.

"Total Loss Date" means, in relation to the Total Loss of a Ship:

(a) in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b) in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:

(i) the date on which a notice of abandonment is given (or deemed or agreed to be given) to the insurers; and

21 EUROPE/78518215v5

(ii) the date of any compromise, arrangement or agreement made by or on behalf of the relevant Borrower with that Ship's insurers in which the insurers agree to treat that Ship as a total loss; and

(c) in the case of any other type of Total Loss, the date (or the most likely date) on which it appears to the Facility Agent that the event constituting the total loss occurred.

"Tranche" means Tranche A or Tranche B.

"Tranche A" means that part of the Loan to be made available to Borrower A to finance part of the Contract Price of Ship A in a principal amount not exceeding the lower of (i) $43,120,000 and (ii) 70 per cent. of the Contract Price of Ship A.

"Tranche B" means that part of the Loan to be made available to Borrower B to finance part of the Contract Price of Ship B in a principal amount not exceeding the lower of (i) $43,120,000 and (ii) 70 per cent. of the Contract Price of Ship B.

"Transaction Document" means:

(a) a Finance Document;

(b) a Shipbuilding Contract;

(c) any Assignable Charter;

(d) any Charter Guarantee relating to an Assignable Charter; or

(e) any other document designated as such by the Facility Agent and a Borrower.

"Transaction Obligor" means an Obligor, the Guarantor, the Shareholder, any Approved Manager who is a member of the Group or any other member of the Group who executes a Transaction Document.

"Transaction Security" means the Security created or evidenced or expressed to be created or evidenced under the Security Documents.

"Transfer Certificate" means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Borrowers.

"Transfer Date" means, in relation to an assignment or a transfer, the later of:

(a) the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b) the date on which the Facility Agent executes the relevant Assignment Agreement or Transfer Certificate.

"UK Bail-In Legislation" means Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutes or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

"UK Establishment" means a UK establishment as defined in the Overseas Regulations.

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"Unpaid Sum" means any sum due and payable but unpaid by a Transaction Obligor under the Finance Documents.

"US" means the United States of America.

"US Tax Obligor" means:

(a) a person which is resident for tax purposes in the US; or

(b) a person some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which the relevant Advance is to be made.

"Utilisation Request" means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

"VAT" means:

(a) any value added tax imposed by the Value Added Tax Act 1994;

(b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c) any other tax of a similar nature, whether imposed in the United Kingdom or a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) or (b) above, or imposed elsewhere.

"Warranty" means Article IX (warranty of quality) of the relevant Shipbuilding Contract and any renewal of such warranty after the making good of any warranty claim.

"Write-down and Conversion Powers" means:

(a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b) in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(c) in relation to any other applicable Bail-In Legislation:

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(i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii) any similar or analogous powers under that Bail-In Legislation.

13.2 Construction

(a) Unless a contrary indication appears, a reference in this Agreement to:

(i) the "Account Bank", the "Mandated Lead Arranger", the "Facility Agent", any "Finance Party", any "Hedge Counterparty", any "Lender", any "Obligor", any "Party", any "Secured Party", the "Security Agent", any "Transaction Obligor" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(ii) "assets" includes present and future properties, revenues and rights of every description;

(iii) a liability which is "contingent" means a liability which is not certain to arise and/or the amount of which remains unascertained;

(iv) "document" includes a deed and also a letter, fax, email or telex;

(v) "expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable Tax including VAT;

(vi) a Lender's "cost of funds" in relation to its participation in the Loan or any part of the Loan is a reference to the average cost (determined either on an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in the Loan or that part of the Loan for a period equal in length to the Interest Period of the Loan or that part of the Loan;

(vii) a "Finance Document", a "Security Document" or "Transaction Document" or any other agreement or instrument is a reference to that Finance Document, Security Document or Transaction Document or other agreement or instrument as amended, replaced, novated, supplemented, extended or restated;

(viii) a "group of Lenders" includes all the Lenders;

(ix) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

24 EUROPE/78518215v5

(x) "law" includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

(xi) "proceedings" means, in relation to any enforcement provision of a Finance Document, proceedings of any kind, including an application for a provisional or protective measure;

(xii) a "person" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xiii) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(xiv) a reference to a "Ship", its name, its flag and, if applicable, its port of registry shall include any replacement name, flag and, if applicable, replacement port of registry, in each case, as may be approved in writing from time to time by the Facility Agent acting with the authorisation of the Majority Lenders;

(xv) a provision of law is a reference to that provision as amended or re-enacted from time to time;

(xvi) a time of day is a reference to Frankfurt am Main time;

(xvii) any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of a jurisdiction other than England, be deemed to include that which most nearly approximates in that jurisdiction to the English legal term;

(xviii) words denoting the singular number shall include the plural and vice versa; and

(xix) "including" and "in particular" (and other similar expressions) shall be construed as not limiting any general words or expressions in connection with which they are used.

(b) Section, Clause and Schedule headings are for ease of reference only and are not to be used for the purposes of construction or interpretation of the Finance Documents.

(c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under, or in connection with, any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d) A reference in this Agreement to a page or screen of an information service displaying a rate shall include:

(i) any replacement page of that information service which displays that rate; and

(ii) the appropriate page of such other information service which displays that rate from time to time in place of that information service,

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(iii) and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Facility Agent after consultation with the Borrowers.

(e) A reference in this Agreement to a Central Bank Rate shall include any successor rate to, or replacement rate for, that rate.

(f) Any Reference Rate Supplement overrides anything in:

(i) Schedule 9 (Reference Rate Terms); or

(ii) any earlier Reference Rate Supplement.

(g) A Compounding Methodology Supplement relating to the Cumulative Compounded RFR Rate overrides anything relating to that rate in:

(i) Schedule 10 (Cumulative Compounded RFR Rate); or

(ii) any earlier Compounding Methodology Supplement.

(h) A Potential Event of Default is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived.

13.3 Construction of insurance terms

In this Agreement:

"approved" means, for the purposes of Clause 22 (Insurance Undertakings), approved in writing by the Facility Agent.

"excess risks" means, in respect of a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which that Ship is assessed for the purpose of such claims.

"obligatory insurances" means all insurances effected, or which any Borrower is obliged to effect, under Clause 22 (Insurance Undertakings) or any other provision of this Agreement or of another Finance Document.

"policy" includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms.

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02) (1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/10/83) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision.

"war risks" includes the risk of mines and all risks excluded by clauses 29, 30 or 31 of the International Hull Clauses (1/11/02), clauses 29 or 30 of the International Hull Clauses

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(1/11/03), clauses 24 , 25 or 26 of the Institute Time Clauses (Hulls) (1/11/95) or clauses 23, 24 or 25 of the Institute Time Clauses (Hulls) (1/10/83) or any equivalent provision.

13.4 Agreed forms of Finance Documents

References in Clause 1.1 (Definitions) to any Finance Document being in "agreed form" are to that Finance Document:

(a) in a form attached to a certificate dated the same date as this Agreement (and signed by each Borrower and the Facility Agent); or

(b) in any other form agreed in writing between each Borrower and the Facility Agent acting with the authorisation of the Majority Lenders or, where Clause 44.2 (All Lender matters) applies, all the Lenders.

13.5 Third party rights

(a) Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this Agreement.

(b) Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c) Any Affiliate, Receiver, Delegate or any other person described in paragraph (d) of Clause 14.2 (Other indemnities), paragraph (b) of Clause 30.11 (Exclusion of liability), or paragraph (b) of Clause 31.11 (Exclusion of liability) may, subject to this Clause 1.5 (Third party rights) and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

13.6 Sanctions exceptions

(a) In relation to a Lender that is incorporated in Germany (each a "Restricted Lender"), Clause 19.35 (Sanctions), Clause 21.21 (Sanctions undertakings), Clause 24.10 (Compliance with laws etc.), Clause 24.12 (Sanctions and Ship trading) and any provision in this Agreement making (directly or indirectly) reference to the definition of "Sanctions" (together, the "Sanctions Provisions") will not apply for the benefit of that Restricted Lender to the extent that the Sanctions Provisions would result in any violation of or liability under (i) Council Regulation (EC) No 2271/96 of 22 November 1996 and/or (ii) section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung - AWV) in connection with the German Foreign Trade Law (Außenwirtschaftsgesetz - AWG) and/or (iii) similar legislation imposed by the European Union or the Federal Republic of Germany, in each case protecting against the effects of the extra-territorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom.

(b) A Restricted Lender will not, in the event of and on the sole basis of, a breach of any Sanctions imposed by any Sanctions Authority other than the United Nations, European Union or Germany (a "Sanctions Breach") be entitled to:

(i) declare that the Commitment is cancelled or require a mandatory prepayment in accordance with Clause 7.1 (Illegality and Sanctions affecting a Lender); or

(ii) assert any other rights under the Finance Documents on the sole basis of such Sanctions Breach.

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Section 2

The Facility

14 The Facility

14.1 The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrowers a post-delivery senior secured dollar term loan facility in two Tranches in an aggregate amount not exceeding the Total Commitments.

14.2 Finance Parties' rights and obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from a Transaction Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of the Loan or any other amount owed by a Transaction Obligor which relates to a Finance Party's participation in the Facility or its role under a Finance Document (including any such amount payable to the Facility Agent on its behalf) is a debt owing to that Finance Party by that Transaction Obligor.

(c) A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

15 Purpose

15.1 Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility only for the purpose stated in the preamble (Background) to this Agreement.

15.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

16 Conditions of Utilisation

16.1 Initial conditions precedent

The Borrowers may not deliver a Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Part A of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent.

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16.2 Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.5 (Lenders' participation) if:

(a) on the date of the Utilisation Request and on the proposed Utilisation Date and before the Advance is made available:

(i) no Default is continuing or would result from the proposed Advance; and

(ii) the Repeating Representations to be made by each Transaction Obligor are true; and

(b) in the case of each Advance, the Facility Agent has received on or before the relevant Utilisation Date, or is satisfied it will receive when such Advance is made available, all of the documents and other evidence listed in Part B of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent.

16.3 Notification of satisfaction of conditions precedent

(a) The Facility Agent shall notify the Borrowers and the Lenders promptly upon being satisfied as to the satisfaction of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) and Clause 4.2 (Further conditions precedent).

(b) Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (a) above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

16.4 Waiver of conditions precedent

If the Majority Lenders, at their discretion, permit an Advance to be borrowed before any of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) or Clause 4.2 (Further conditions precedent) has been satisfied, the Borrowers shall ensure that that condition is satisfied within five Business Days after the relevant Utilisation Date or such later date as the Facility Agent, acting with the authorisation of the Majority Lenders, may agree in writing with the Borrowers.

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Section 3

Utilisation

17 Utilisation

17.1 Delivery of a Utilisation Request

(a) The Borrowers may utilise the Facility by delivery to the Facility Agent of a duly completed Utilisation Request not later than the Specified Time.

(b) The Borrowers may not deliver more than one Utilisation Request under each Tranche.

17.2 Completion of a Utilisation Request

Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(a) the proposed Utilisation Date is a Business Day within the relevant Availability Period;

(b) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(c) the proposed Interest Period complies with Clause 9 (Interest Periods).

17.3 Currency and amount

(a) The currency specified in a Utilisation Request must be dollars.

(b) The amount of the proposed Advance, in relation to each Ship, must be an amount which is not more than the lower of (i) $43,120,000 and (ii) 70 per cent. of the Contract Price of that Ship.

(c) The amount of the proposed Advance must be an amount which is not more than the Available Facility.

(d) The amount of each Advance must be an amount which would not oblige the Borrowers to provide additional security or prepay part of the Advance if the ratio set out in Clause 25 (Security Cover) were applied and notice was given by the Facility Agent under Clause 25.1 (Minimum required security cover) immediately after that Advance was made.

17.4 Cancellation of Commitments

The Commitments in respect of any Tranche which are unutilised at the end of the Availability Period for such Tranche shall then be cancelled.

17.5 Lenders' participation

(a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Advance available by the Utilisation Date through its Facility Office.

(b) The amount of each Lender's participation in each Advance will be equal to the proportion borne by its Available Commitment to the Available Facility immediately before making that Advance.

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(c) The Facility Agent shall notify each Lender of the amount of each Advance and the amount of its participation in that Advance by the Specified Time.

17.6 Payments

(a) The Borrowers irrevocably authorise the Facility Agent on each Utilisation Date to pay to, or for the account of, the Borrowers the amounts which the Facility Agent receives from the Lenders in respect of the relevant Advance.

(b) The relevant part of the Advance, which constitutes 60 per cent. of the Contract Price of the relevant Ship shall be made to the account of the Builder which the Borrowers specify in the relevant Utilisation Request, provided that (i) there is a SWIFT key between the Facility Agent and the Builder's bank, (ii) the Facility Agent has carried out at least 10 Business Days before the relevant Utilisation Date and is satisfied with all necessary "know your customer" requirements in respect of the Builder and (iii) that bank has a credit rating of BBB or higher assigned by Standard & Poor's or Baa2 or higher assigned by Moody's or is otherwise acceptable to the Lenders.

(c) The relevant part of the Advance, which constitutes 10 per cent. of the Contract Price of the relevant Ship, as reimbursement for payments already made by the relevant Borrower to the Builder in accordance with Article 2 (contract price & terms of payment) of the relevant Shipbuilding Contract shall be made to the account of that Borrower which the Borrowers specify in the relevant Utilisation Request.

17.7 Disbursement of Advance to third party

Payment by the Facility Agent under Clause 5.6 (Payments) to a person other than a Borrower shall constitute the making of the relevant Advance and the Borrowers shall at that time become indebted, as principal and director obligors, to each Lender in an amount equal to that Lender's participation in that Advance.

17.8 Prepositioning of funds

If, in respect of any proposed Advance, the Lenders, at the request of the Borrowers and on terms acceptable to all the Lenders and in their absolute discretion, subject to Clause 5.6 (Payments), preposition funds with the Builder's or any other bank, each Borrower:

(a) agrees to pay interest on the amount of the funds so prepositioned at the rate described in Clause 8.1 (Calculation of interest) on the basis of successive interest periods of one day and so that interest shall be paid together with the first payment of interest on such Advance after the Utilisation Date in respect of it or, if such Utilisation Date does not occur, within three Business Days of demand by the Facility Agent; and

(b) shall, without duplication, indemnify each Finance Party against any costs, loss or liability it may incur in connection with such arrangement.

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Section 4

Repayment, Prepayment and Cancellation

18 Repayment

18.1 Repayment of Loan

The Borrowers shall repay the Loan as follows:

(a) Tranche A shall be repaid by 28 equal consecutive quarterly instalments, each in an amount of $673,750 (each a "Tranche A Repayment Instalment" and together the "Tranche A Repayment Instalments") and a balloon instalment in the amount of $24,255,000 (the "Tranche A Balloon Instalment"); and

(b) Tranche B shall be repaid by 28 equal consecutive quarterly instalments, each in an amount of $673,750 (each a "Tranche B Repayment Instalment" and together the "Tranche B Repayment Instalments" and together with the Tranche A Repayment Instalments, the "Repayment Instalments" and each a "Repayment Instalment") and a balloon instalment in the amount of $24,255,000 (the "Tranche B Balloon Instalment" and together with the Tranche A Balloon Instalment, the "Balloon Instalments" and each a "Balloon Instalment").

18.2 Repayment Dates

The first Repayment Instalment in relation to each Tranche shall be repaid on the date falling three Months from the Delivery Date of the Ship relevant to such Tranche, each subsequent Repayment Instalment in relation to such Tranche shall be repaid at quarterly intervals thereafter and the relevant Balloon Instalment shall be repaid on the Termination Date relating to such Tranche.

18.3 Effect of cancellation and prepayment on scheduled repayments

(a) If the Borrowers cancel the whole or any part of any Available Commitment in accordance with Clause 7.7 (Right of repayment and cancellation in relation to a single Lender) or if the Available Commitment of any Lender is cancelled under Clause 7.1 (Illegality and Sanctions affecting a Lender) then the Repayment Instalments and the Balloon Instalments for the relevant Tranche falling after that cancellation will be reduced pro rata by the amount of the Available Commitments so cancelled.

(b) If the whole or part of any Commitment is cancelled pursuant to Clause 5.4 (Cancellation of Commitments) or Clause 7.3 (Voluntary and automatic cancellation), the Repayment Instalments and the Balloon Instalments for the relevant Tranche for each Repayment Date falling after that cancellation will be reduced pro rata by the amount of the Commitments so cancelled.

(c) If any part of the Loan is repaid or prepaid in accordance with Clause 7.7 (Right of repayment and cancellation in relation to a single Lender) or Clause 7.1 (Illegality and Sanctions affecting a Lender), then such prepayment shall be applied pro rata against each Tranche and the Repayment Instalments and the Balloon Instalments for each Repayment Date falling after that repayment or prepayment (as applicable) will be reduced pro rata by the amount of the Loan repaid or prepaid.

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(d) If any part of the Loan is prepaid in accordance with Clause 7.4 (Voluntary prepayment of Loan), then such prepayment shall be applied pro rata against each Tranche and the amount of the Repayment Instalments and Balloon Instalment for each Tranche for each Repayment Date falling after that repayment or prepayment will be reduced in chronological order of maturity by the amount of the Loan repaid or prepaid, unless such voluntary prepayment is made against the full amount of each Tranche, then such amount prepaid shall be applied against that Tranche.

(e) If any part of the Loan is prepaid in accordance with Clause 7.5 (Mandatory prepayment on sale, seizure or Total Loss), then the amount of the Repayment Instalments and Balloon Instalment for the relevant Tranche for each Repayment Date falling after that repayment or prepayment will be reduced pro rata by the amount of the Loan repaid or prepaid, unless such mandatory prepayment is made against the full amount of such Tranche and any balance after the prepayment of the relevant Tranche in full shall reduce the Repayment Instalments and Balloon Instalments of the other Tranche pro rata.

18.4 Termination Date

On each Termination Date, the Borrowers shall additionally pay to the Facility Agent for the account of the Finance Parties all other sums then accrued and owing under the Finance Documents.

18.5 Reborrowing

No Borrower may reborrow any part of the Facility which is repaid.

19 Prepayment and Cancellation

19.1 Illegality and Sanctions affecting a Lender

If it becomes unlawful or contrary to Sanctions in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in an Advance or the Loan or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(a) that Lender shall promptly notify the Facility Agent upon becoming aware of that event;

(b) upon the Facility Agent notifying the Borrowers, the Available Commitment of that Lender will be immediately cancelled;

(c) the Borrowers shall prepay that Lender's participation in the Loan on the last day of the Interest Period for the Loan occurring after the Facility Agent has notified the Borrowers or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment shall be cancelled in the amount of the participation prepaid; and

(d) accrued interest and all other amounts accrued for that Lender under the Finance Documents shall be immediately due and payable.

19.2 Change of control

If there is a Change of Control:

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(a) the Borrowers shall and shall procure that the Guarantor shall promptly notify the Facility Agent upon becoming aware of that event; and

(b) if the Majority Lenders so require, the Facility Agent shall, by not less than 10 Business Days' notice to the Borrowers, cancel the Facility and declare the Loan, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Facility will be cancelled and the Loan and all such outstanding interest and other amounts will become immediately due and payable.

(c) In this Clause 7.2 (Change of control):

"Change of Control" means a change which results in:

(a) the Designated Unitholder ceases to be the ultimate beneficial owner(s) of, or to have ultimate control of, the voting rights attaching to more than 5 per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Guarantor; or

(b) the Designated Unitholder ceases to be the owner of, or to have ultimate control of, the voting rights attaching to all the issued shares in the general partner of the Guarantor, which is currently Olympos Maritime Ltd; or

(c) Mrs. Angeliki Frangou ceases to act as chairwoman or chief executive officer of the Guarantor and/or Olympos Maritime Ltd ceases to be the general partner of the Guarantor; or

(d) any person or group of persons (other than the Designated Unitholder) acting in concert, becomes the holder, directly or indirectly, of 50 per cent. or more of the beneficially issued units of the Guarantor entitled to vote for members of the board of directors or equivalent governing body of the Guarantor on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or

(e) the Guarantor ceasing to be the owner of, directly or indirectly, all of the issued shares in each Borrower;

For the purpose of paragraph (d) "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition, directly or indirectly, of units in the Guarantor by any of them, either directly or indirectly, to obtain or consolidate the holding of beneficially owned units of the Guarantor.

19.3 Voluntary and automatic cancellation

(a) The Borrowers may, if they give the Facility Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior written notice, cancel the whole or any part (being a minimum amount of $1,000,000 or an integral multiple of that amount or such lesser amount as may be acceptable to the Majority Lenders) of the Available Facility. Any cancellation under this Clause 7.3 (Voluntary and automatic cancellation) shall reduce the Commitments of the Lenders rateably and the amount of the relevant Tranche(s).

(b) The unutilised Commitment (if any) of each Lender shall be automatically cancelled at close of business on the date on which the last Advance is made available.

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19.4 Voluntary prepayment of Loan

The Borrowers may, if they give the Facility Agent no less than five RFR Banking Days (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of the Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of $1,000,000 or an integral multiple of that amount or such lesser amount as may be acceptable to the Majority Lenders).

19.5 Mandatory prepayment on sale, seizure or Total Loss

If a Ship is sold (without prejudice to paragraph (a) of Clause 21.12 (Disposals)) or becomes a Total Loss, the Borrowers shall repay an amount equal to (i) the Tranche applicable to that Ship and (ii) such amount, if applicable, to eliminate any shortfall arising in the ratio set out in Clause 25 (Security Cover) immediately following the prepayment. Such repayment shall be made:

(a) in the case of a sale of a Ship, on or before the date on which the sale is completed by delivery of the Ship to the buyer; or

(b) in the case of a Total Loss, on the earlier of (i) the date falling 90 days after the Total Loss Date and (ii) the date of receipt by the Security Agent of the proceeds of insurance relating to such Total Loss.

19.6 Mandatory prepayment of Hedging Prepayment Proceeds

Any Hedging Prepayment Proceeds arising as a result of any cancellation or prepayment under this Agreement shall, following payment into each Borrower’s Earnings Account in accordance with Clause 26.2 (Payment of Earnings), be applied rateably in respect of each Tranche on the last day of the Interest Period for each Tranche which ends after such payment in in prepayment of the Loan.

19.7 Right of repayment and cancellation in relation to a single Lender

(a) If:

(i) any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 12.2 (Tax gross-up); or

(ii) any Lender claims indemnification from a Borrower under Clause 12.3 (Tax indemnity) or Clause 13 (Increased costs),

the Borrowers may give the Facility Agent notice of cancellation of the Commitment of that Lender and their intention to procure the repayment of that Lender's participation in the Loan.

(b) On receipt of a notice of cancellation referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c) On the last day of each Interest Period which ends after the Borrowers have given notice of cancellation under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Borrowers in that notice), the Borrowers shall repay that Lender's participation in the Loan.

(d) The Borrowers may, in the circumstances set out in paragraph (a) above, on 15 Business Days' prior notice to the Facility Agent and that Lender, replace that Lender by requiring that Lender

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to (and, to the extent permitted by law, that Lender shall) transfer pursuant to Clause 28 (Changes to the Lenders and the Hedge Counterparties) (and not part only) of its rights and obligations under this Agreement to a Lender or other bank, financial institution, trust, fund or other entity selected by the Borrowers which confirms its willingness to assume and does assume all the obligations of the transferring Lender in accordance with Clause 28 (Changes to the Lenders and the Hedge Counterparties) for a purchase price in cash or other cash payment payable at the time of the transfer equal to the outstanding principal amount of such Lender's participation in the Loan and all accrued interest (to the extent that the Facility Agent has not given a notification under Clause 28.8 (Pro rata interest settlement)) and other amounts payable in relation thereto under the Finance Documents.

(e) The replacement of a Lender pursuant to paragraph (d) above shall be subject to the following conditions:

(i) the Borrowers shall have no right to replace a Lender acting in its capacity as a Servicing Party;

(ii) neither the Facility Agent nor any Lender shall have any obligation to find a replacement Lender;

(iii) in no event shall the Lender replaced under paragraph (d) above be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(iv) the Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (d) above once it is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to that transfer.

(f) A Lender shall perform the checks described in sub-paragraph (iv) of paragraph (e) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (d) above and shall notify the Facility Agent and the Borrowers when it is satisfied that it has complied with those checks.

19.8 Restrictions

(a) Any notice of cancellation or prepayment given by any Party under this Clause 7 (Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment and, if relevant, the part of the Loan to be prepaid or cancelled.

(b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and amounts (if any) payable under the Hedging Agreements in connection with that prepayment and without premium or penalty.

(c) No Borrower may reborrow any part of the Facility which is prepaid.

(d) No Borrower shall repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

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(f) If the Facility Agent receives a notice under this Clause 7 (Prepayment and Cancellation) it shall promptly forward a copy of that notice to either the Borrowers or the affected Lenders and/or Hedge Counterparties, as appropriate.

(g) If all or part of any Lender's participation in the Loan is repaid or prepaid, an amount of that Lender's Commitment (equal to the amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

19.9 Application of prepayments

Any prepayment of any part of the Loan (other than a prepayment pursuant to Clause 7.1 (Illegality and Sanctions affecting a Lender) or Clause 7.7 (Right of repayment and cancellation in relation to a single Lender)) shall be applied pro rata to each Lender's participation in that part of the Loan.

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Section 5

Costs of Utilisation

20 Interest

20.1 Calculation of interest

The rate of interest on the Loan or any part of the Loan for an Interest Period is the percentage rate per annum which is the aggregate of:

(a) the Margin; and

(b) the Compounded Reference Rate.

20.2 Payment of interest

The Borrowers shall pay accrued interest on the Loan or any part of the Loan on the last day of each Interest Period (each an "Interest Payment Date").

20.3 Default interest

(a) If a Transaction Obligor fails to pay any amount payable by it under a Finance Document other than a Hedging Agreement on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which is 2 per cent. per annum higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted part of the Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Facility Agent. Any interest accruing under this Clause 8.3 (Default interest) shall be immediately payable by the Transaction Obligor on demand by the Facility Agent.

(b) Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

20.4 Notifications

(a) The Facility Agent shall no later than 3 Business Days prior to each Interest Payment Date, notify:

(i) the Borrowers of that Interest Payment;

(ii) the Borrowers and the Lenders of the applicable Compounded Reference Rate and Cumulative Compounded RFR Rate; and

(iii) if requested in writing by the Borrowers not less that 5 Business Days before the end of the relevant Interest Period, the Borrowers of each applicable rate of interest relating to the determination of that Interest Payment.

This paragraph (a) shall not apply to any Interest Payment determined pursuant to Clause 10.3 (Cost of funds).

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(b) The Facility Agent shall promptly notify the Borrowers of each Funding Rate relating to the Loan or any part of the Loan.

(c) The Facility Agent shall promptly notify the Lenders and the Borrowers of the determination of a rate of interest relating to the Loan or any part of the Loan to which Clause 10.3 (Cost of funds) applies.

(d) This Clause 8.4 (Notifications) shall not require the Facility Agent to make any notification to any Party on a day which is not a Business Day.

20.5 Hedging

(a) The Borrowers shall enter into Hedging Agreements and shall after that date maintain such Hedging Agreements in accordance with this Clause 8.5 (Hedging).

(b) The aggregate notional amount of the transactions in respect of the Hedging Agreements shall be agreed between the Borrowers and the other Parties to this Agreement at the time of entering into any Hedging Agreement.

(c) Each Hedging Agreement shall:

(i) be with a Hedge Counterparty;

(ii) be for a term ending on the Termination Date;

(iii) have settlement dates coinciding with the Interest Payment Dates;

(iv) be based on an ISDA Master Agreement and otherwise in form and substance satisfactory to the Facility Agent; and

(v) provide that the Termination Currency (as defined in the relevant Hedging Agreement) shall be dollars.

(d) The rights of each Borrower under the Hedging Agreements shall be charged or assigned by way of security under a Hedging Agreement Security.

(e) The parties to each Hedging Agreement must comply with the terms of that Hedging Agreement.

(f) Neither a Hedge Counterparty nor a Borrower may amend, supplement, extend or waive the terms of any Hedging Agreement without the consent of the Security Agent.

(g) Paragraph (f) above shall not apply to an amendment, supplement or waiver that is administrative and mechanical in nature and does not give rise to a conflict with any provision of this Agreement or the Hedging Agreement Security.

(h) If, at any time, the aggregate notional amount of the transactions in respect of the Hedging Agreements exceeds or, as a result of any repayment or prepayment under this Agreement, will exceed 110 per cent. of the Loan at that time, the Borrowers must promptly notify the Facility Agent and must, at the request of the Facility Agent, reduce the aggregate notional amount of those transactions by an amount and in a manner satisfactory to the Facility Agent so that it no longer exceeds or will not exceed the Loan outstanding then or that will be outstanding.

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(i) Any reductions in the aggregate notional amount of the transactions in respect of the Hedging Agreements in accordance with paragraph (h) above will be apportioned as between those transactions pro rata.

(j) Paragraph (h) above shall not apply to any transactions in respect of any Hedging Agreement under which no Borrower has any actual or contingent indebtedness.

(k) Neither a Hedge Counterparty nor a Borrower may terminate or close out any transactions in respect of any Hedging Agreement (in whole or in part) except:

(i) in accordance with paragraphs (i)-(j) above;

(ii) on the occurrence of an Illegality, a Force Majeure Event or a Tax Event (as each such expression is defined in the relevant Hedging Agreement);

(iii) in the case of a payment default of a Borrower under the relevant Hedging Agreement;

(iv) in the case of a repayment, prepayment or a cancellation of the Loan in full;

(v) if that Hedge Counterparty ceases to be a Lender pursuant to the terms of this Agreement however provided that no Event of Default is continuing that Hedge Counterparty which ceases to be a Lender, shall use all reasonable endeavours to novate the relevant Hedging Agreement in accordance with Clause 28.10 (Change of Hedge Counterparty);

(vi) in case an Event of Default has occurred under Clause 27.7 (Insolvency), Clause 27.8 (Insolvency proceedings) or Clause 27.9 (Creditors' process);

(vii) on the occurrence of a Cross-Default (as such expression is defined in the relevant Hedging Agreement);

(viii) in the case of termination or closing out by a Hedge Counterparty, if the Facility Agent serves notice under sub-paragraph (ii) (Acceleration) of paragraph (a) of Clause 27.20 (Acceleration) or, having served notice under sub-paragraph (iii) of paragraph (a) of Clause 27.20 (Acceleration), makes a demand;

(ix) in the case of any other termination or closing out by a Hedge Counterparty or a Borrower, with the consent of the Facility Agent; or

(x) if the Secured Liabilities (other than in respect of the Hedging Agreements) have been irrevocably and unconditionally paid and discharged in full;

(l) If a Hedge Counterparty or a Borrower terminates or closes out a transaction in respect of a Hedging Agreement (in whole or in part) in accordance with sub-paragraphs (ii), (iii), (iv), (v), (vi), (vii) or (in the case of a Hedge Counterparty only) (viii) of paragraph (k) above, it shall promptly notify the Facility Agent of that termination or close out.

(m) If a Hedge Counterparty is entitled to terminate or close out any transaction in respect of any Hedging Agreement under sub-paragraph (viii) of paragraph (k) above, such Hedge Counterparty shall promptly terminate or close out such transaction following a request to do so by the Security Agent.

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(n) If a Hedge Counterparty and a Borrower agree to voluntarily terminate or close out a transaction in respect of any Hedging Agreement (in whole or in part) in accordance with sub-paragraph (ix) of paragraph (k) above, such termination or close out shall be apportioned pro rata in respect of all transactions under each Hedging Agreement.

(o) A Hedge Counterparty may only suspend making payments under a transaction in respect of a Hedging Agreement if a Borrower is in breach of its payment obligations under any transaction in respect of that Hedging Agreement.

(p) Each Hedge Counterparty consents to, and acknowledges notices of, the charging or assigning by way of security by each Borrower pursuant to the relevant Hedging Agreement Security of its rights under the Hedging Agreements to which it is party in favour of the Security Agent.

(q) Any such charging or assigning by way of security is without prejudice to, and after giving effect to, the operation of any payment or close-out netting in respect of any amounts owing under any Hedging Agreement.

(r) The Security Agent shall not be liable for the performance of any of a Borrower's obligations under a Hedging Agreement.

(s) No Borrower or Hedge Counterparty shall assign any of its rights or transfer any of its rights or obligations under a Hedging Agreement without the consent of the Security Agent.

21 Interest Periods

21.1 Interest Periods

(a) Subject to this Clause 9 (Interest Periods), each Interest Period in respect of each Tranche shall be the period specified in the Reference Rate Terms or any other period agreed between the Borrowers, the Facility Agent and the Lenders.

(b) An Interest Period in respect of the Loan or any part of the Loan shall not extend beyond the Termination Date.

(c) The first Interest Period for each Tranche shall start on the Utilisation Date of such Tranche and each subsequent Interest Period shall start on the last day of the preceding Interest Period.

(d) No Interest Period shall be longer than three Months.

21.2 Changes to Interest Periods

(a) In respect of a Repayment Instalment, before the first day of an Interest Period for the Loan, the Facility Agent may establish an Interest Period for a part of the Loan equal to such Repayment Instalment to end on the Repayment Date relating to it and the remaining part of the Loan shall have the Interest Period specified in the Reference Rate Terms.

(b) If the Facility Agent makes any change to an Interest Period referred to in this Clause 9.2 (Changes to Interest Periods), it shall promptly notify the Borrowers and the Lenders.

(c) If, pursuant to this Agreement, any accrued interest on the Loan or any part of the Loan or an Unpaid Sum becomes payable prior to the last day of an Interest Period for the Loan or that part of the Loan or Unpaid Sum, that Interest Period shall:

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(i) for the purposes only of calculating that accrued interest, and in relation only to the Loan or such part of the Loan or Unpaid Sum, be treated as ending on the day on which that accrued interest becomes payable pursuant to this Agreement; and

(ii) for all other purposes under this Agreement, continue to end, and shall be treated as ending, on the last day of that Interest Period.

21.3 Non-Business Days

Any rules specified as "Business Day Conventions" in the Reference Rate Terms, shall apply to each Interest Period.

22 Changes to the Calculation of Interest

22.1 Interest calculation if no RFR or Central Bank Rate

If:

(a) there is no RFR or Central Bank Rate for an RFR Banking Day during an Interest Period for the Loan or any part of the Loan for the purposes of calculating the Cumulative Compounded RFR Rate; and

(b) "Cost of funds will apply as a fallback" is specified in the Reference Rate Terms,

Clause 10.3 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for that Interest Period.

22.2 Market disruption

If before the Reporting Time for the Loan or any part of the Loan, the Facility Agent receives notifications from a Lender or Lenders (whose participations in the Loan or the relevant part of the Loan exceed 50 per cent. of the Loan or the relevant part of the Loan as appropriate) that its cost of funds relating to its participation in the Loan or that part of the Loan would be in excess of the Compounded Reference Rate, then Clause 10.3 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

22.3 Cost of funds

(a) If this Clause 10.3 (Cost of funds) applies to the Loan or part of the Loan for an Interest Period, Clause 8.1 (Calculation of interest) shall not apply to the Loan or that part of the Loan for that Interest Period and the rate of interest on the Loan or that part of the Loan for that Interest Period shall be the percentage rate per annum which is the sum of:

(i) the Margin; and

(ii) the weighted average of the rates notified to the Facility Agent by each Lender as soon as practicable and in any event by the Reporting Time for the Loan or that part of the Loan to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in the Loan or that part of the Loan.

(b) If this Clause 10.3 (Cost of funds) applies and the Facility Agent or the Borrowers so require, the Facility Agent and the Borrowers shall enter into negotiations (for a period of not more than

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30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c) Subject to Clause 44.4 (Changes to reference rates), any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrowers, be binding on all Parties.

(d) If the rate notified to the Facility Agent under sub-paragraph (ii) of paragraph (a) above is less than zero, the relevant rate shall be deemed to be zero.

(e) If this Clause 10.3 (Cost of funds) applies but any Lender does not supply a quotation by the time specified in sub-paragraph (ii) of paragraph (a) above, the rate of interest shall be calculated on the basis of the rates notified by the remaining Lenders.

(f) If this Clause 10.3 (Cost of funds) applies, the Facility Agent shall, as soon as is practicable, notify the Borrowers.

23 Fees

23.1 Commitment fee

(a) The Borrowers shall pay to the Facility Agent (for the account of each Lender) a fee computed at the rate of 0.50 per cent. per annum on that Lender's Available Commitment from time to time for the Availability Period.

(b) The accrued commitment fee is payable quarterly in arrears during the period commencing from 14 September 2022 to the last day of the Availability Period on the last day of such period and, if cancelled, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

23.2 Arrangement fee

The Borrowers shall pay to the Mandated Lead Arranger a non-refundable arrangement fee as set out in the relevant Fee Letter.

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Section 6

Additional Payment Obligations

24 Tax Gross Up and Indemnities

24.1 Definitions

(a) In this Agreement:

"Protected Party" means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

"Tax Payment" means either the increase in a payment made by a Borrower to a Finance Party under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).

(b) Unless a contrary indication appears, in this Clause 12 (Tax Gross Up and Indemnities) reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

24.2 Tax gross-up

(a) Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b) The Borrowers shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender it shall notify the Borrowers and that Obligor.

(c) If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e) Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

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24.3 Tax indemnity

(a) The Obligors shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b) Paragraph (a) above shall not apply:

(i) with respect to any Tax assessed on a Finance Party:

(A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii) to the extent a loss, liability or cost:

(A) is compensated for by an increased payment under Clause 12.2 (Tax gross-up); or

(B) relates to a FATCA Deduction required to be made by a Party.

(c) A Protected Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Obligors.

(d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 12.3 (Tax indemnity), notify the Facility Agent.

24.4 Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a) a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was received; and

(b) that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to an Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by an Obligor.

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24.5 Stamp taxes

The Obligors shall pay and, within three Business Days of demand, indemnify each Secured Party against any cost, loss or liability which that Secured Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

24.6 VAT

(a) All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(b) If VAT is or becomes chargeable on any supply made by any Finance Party (the "Supplier") to any other Finance Party (the "Recipient") under a Finance Document, and any Party other than the Recipient (the "Relevant Party") is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this sub-paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii) (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c) Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part of it as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d) Any reference in this Clause 12.6 (VAT) to any Party shall, at any time when that Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union or equivalent provisions imposed elsewhere) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or

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the relevant representative member (or representative or head) of that group or unity at the relevant time (as the case may be).

(e) In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.

24.7 FATCA Information

(a) Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i) confirm to that other Party whether it is:

(A) a FATCA Exempt Party; or

(B) not a FATCA Exempt Party; and

(ii) supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii) supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b) If a Party confirms to another Party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c) Paragraph (a) above shall not oblige any Finance Party to do anything and sub-paragraph (iii) of paragraph (a) above shall not oblige any other Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i) any law or regulation;

(ii) any fiduciary duty; or

(iii) any duty of confidentiality.

(d) If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraphs (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e) If a Borrower is a US Tax Obligor, or the Facility Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of:

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(i) where a Borrower is a US Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;

(ii) where a Borrower is a US Tax Obligor on a Transfer Date and the relevant Lender is a New Lender, the relevant Transfer Date; or

(iii) where a Borrower is not a US Tax Obligor, the date of a request from the Facility Agent,

supply to the Facility Agent:

(iv) a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(v) any withholding statement or other document, authorisation or waiver as the Facility Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f) The Facility Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) above to the Borrowers.

(g) If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Facility Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Facility Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Facility Agent). The Facility Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Borrowers.

(h) The Facility Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) or (g) above without further verification. The Facility Agent shall not be liable for any action taken by it under or in connection with paragraphs (e), (f) or (g) above.

24.8 FATCA Deduction

(a) Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b) Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify each Obligor and the Facility Agent and the Facility Agent shall notify the other Finance Parties.

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25 Increased Costs

25.1 Increased costs

(a) Subject to Clause 13.3 (Exceptions), the Borrowers shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii) compliance with any law or regulation made,

in each case after the date of this Agreement; or

(iii) the implementation, application of or compliance with Basel III or CRD IV or any law or regulation that implements or applies Basel III or CRD IV.

(b) In this Agreement:

(i) "Basel III" means:

(A) the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(B) the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(C) any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III".

(ii) "CRD IV" means:

(A) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012, as amended by Regulation (EU) 2019/876;

(B) Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, as amended by Directive (EU) 2019/878; and

(C) any other law or regulation which implements Basel III.

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(iii) "Increased Costs" means:

(A) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

(B) an additional or increased cost; or

(C) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

25.2 Increased cost claims

(a) A Finance Party intending to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrowers.

(b) Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.

25.3 Exceptions

Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a) attributable to a Tax Deduction required by law to be made by an Obligor;

(b) attributable to a FATCA Deduction required to be made by a Party;

(c) compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied);

(d) compensated for by any payment made pursuant to Clause 14.3 (Mandatory Cost);

(e) attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation; or

(f) incurred by a Hedge Counterparty in its capacity as such.

26 Other Indemnities

26.1 Currency indemnity

(a) If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(i) making or filing a claim or proof against that Obligor; or

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

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that Obligor shall, as an independent obligation, on demand, indemnify each Secured Party to which that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

(c) This Clause 14.1(Currency indemnity) does not apply to any sum due to a Hedge Counterparty in its capacity as such.

26.2 Other indemnities

(a) Each Obligor shall, on demand, indemnify each Secured Party against any cost, loss or liability incurred by it as a result of:

(i) the occurrence of any Event of Default;

(ii) a failure by a Transaction Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 33 (Sharing among the Finance Parties);

(iii) funding, or making arrangements to fund, its participation in an Advance requested by the Borrowers in the Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Secured Party alone); or

(iv) the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrowers.

(b) Each Obligor shall, on demand, indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate (each such person for the purposes of this Clause 14.2 (Other indemnities) an "Indemnified Person"), against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by that Indemnified Person pursuant to or in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry, in connection with or arising out of the entry into and the transactions contemplated by the Finance Documents, having the benefit of any Security constituted by the Finance Documents or which relates to the condition or operation of, or any incident occurring in relation to, any Ship unless such cost, loss or liability is caused by the gross negligence or wilful misconduct of that Indemnified Person.

(c) Without limiting, but subject to any limitations set out in paragraph (b) above, the indemnity in paragraph (b) above shall cover any cost, loss or liability incurred by each Indemnified Person in any jurisdiction:

(i) arising or asserted under or in connection with any law relating to safety at sea, the ISM Code, any Environmental Law or any Sanctions; or

(ii) in connection with any Environmental Claim.

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(d) Any Affiliate or any officer or employee of a Finance Party or of any of its Affiliates may rely on this Clause 14.2 (Other indemnities) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

26.3 Mandatory Cost

Each Borrower shall, on demand by the Facility Agent, pay to the Facility Agent for the account of the relevant Lender, such amount which any Lender certifies in a notice to the Facility Agent to be its good faith determination of the amount necessary to compensate it for complying with:

(a) in the case of a Lender lending from a Facility Office in a Participating Member State, the minimum reserve requirements (or other requirements having the same or similar purpose) of the European Central Bank (or any other authority or agency which replaces all or any of its functions) in respect of loans made from that Facility Office; and

(b) in the case of any Lender lending from a Facility Office in the United Kingdom, any reserve asset, special deposit or liquidity requirements (or other requirements having the same or similar purpose) of the Bank of England (or any other governmental authority or agency) and/or paying any fees to the Financial Conduct Authority and/or the Prudential Regulation Authority (or any other governmental authority or agency which replaces all or any of their functions), which, in each case, is referable to that Lender's participation in the Loan.

26.4 Indemnity to the Facility Agent

Each Obligor shall, on demand, indemnify the Facility Agent against:

(a) any cost, loss or liability incurred by the Facility Agent (acting reasonably) as a result of:

(i) investigating any event which it reasonably believes is a Default; or

(ii) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(iii) instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents; and

(b) any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) or, in the case of any cost, loss or liability pursuant to Clause 34.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on fraud of the Facility Agent in acting as Facility Agent under the Finance Documents.

26.5 Indemnity to the Security Agent

(a) Each Obligor shall, on demand, indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by any of them:

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(i) in relation to or as a result of:

(A) any failure by a Borrower to comply with its obligations under Clause 16 (Costs and Expenses);

(B) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(C) the taking, holding, protection or enforcement of the Finance Documents and the Transaction Security;

(D) the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent and each Receiver and Delegate by the Finance Documents or by law;

(E) any default by any Transaction Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents;

(F) any action by any Transaction Obligor which vitiates, reduces the value of, or is otherwise prejudicial to, the Transaction Security; and

(G) instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents,

(ii) acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to any of the Security Property or the performance of the terms of this Agreement or the other Finance Documents (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct).

(b) The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Security Assets in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 14.5 (Indemnity to the Security Agent) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all monies payable to it.

27 Mitigation by the Finance Parties

27.1 Mitigation

(a) Each Finance Party shall, in consultation with the Borrowers, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality and Sanctions affecting a Lender), Clause 12 (Tax Gross Up and Indemnities), Clause 13 (Increased Costs) or paragraph (a) of Clause 14.3 (Mandatory Cost) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b) Paragraph (a) above does not in any way limit the obligations of any Transaction Obligor under the Finance Documents.

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27.2 Limitation of liability

(a) Each Obligor shall, on demand, indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).

(b) A Finance Party is not obliged to take any steps under Clause 15.1 (Mitigation) if either:

(i) a Default has occurred and is continuing; or

(ii) in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

28 Costs and Expenses

28.1 Transaction expenses

The Borrowers shall, on demand, pay the Facility Agent, the Security Agent and the Mandated Lead Arranger the amount of all costs and expenses (including legal fees and VAT) reasonably incurred by any Secured Party in connection with the negotiation, preparation, printing, execution, syndication and perfection of:

(a) this Agreement and any other documents referred to in this Agreement or in a Security Document; and

(b) any other Finance Documents executed after the date of this Agreement.

28.2 Amendment costs

Subject to Clause 16.4 (Reference rate transition costs), if:

(a) a Transaction Obligor requests an amendment, waiver or consent; or

(b) an amendment is required pursuant to Clause 34.9 (Change of currency); or

(c) a Transaction Obligor requests, and the Security Agent agrees to, the release of all or any part of the Security Assets from the Transaction Security,

the Obligors shall, on demand, reimburse each of the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees and VAT) reasonably incurred by each Secured Party in responding to, evaluating, negotiating or complying with that request or requirement.

28.3 Enforcement and preservation costs

The Borrowers shall, on demand, pay to each Secured Party the amount of all costs and expenses (including legal fees and VAT) incurred by that Secured Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document or the Transaction Security and with any proceedings instituted by or against that Secured Party as a consequence of it entering into a Finance Document, taking or holding the Transaction Security, or enforcing those rights.

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28.4 Reference rate transition costs

The Borrowers shall on demand reimburse each of the Facility Agent and the Security Agent for the amount of all documented costs and expenses (including legal fees and VAT) reasonably incurred by each Secured Party in connection with:

(a) the negotiation or entry into of any Reference Rate Supplement or Compounding Methodology Supplement; or

(b) any amendment, waiver or consent relating to:

(i) any Reference Rate Supplement or Compounding Methodology Supplement; or

(ii) any change arising as a result of an amendment required under Clause 44.4 (Changes to reference rates).

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Section 7

Joint and Several Liability of Borrowers- Guarantee

29 Joint and Several Liability of the Borrowers

29.1 Joint and several liability

All liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be joint and several.

29.2 Waiver of defences

The liabilities and obligations of a Borrower shall not be impaired by:

(a) this Agreement being or later becoming void, unenforceable or illegal as regards the other Borrower;

(b) any Lender or the Security Agent entering into any rescheduling, refinancing or other arrangement of any kind with the other Borrower;

(c) any Lender or the Security Agent releasing the other Borrower or any Security created by a Finance Document; or

(d) any time, waiver or consent granted to, or composition with the other Borrower or other person;

(e) the release of the other Borrower or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(f) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the other Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(g) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the other Borrower or any other person;

(h) any amendment, novation, supplement, extension, restatement (however fundamental, and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(i) any unenforceability, illegality or invalidity of any obligation or any person under any Finance Document or any other document or security; or

(j) any insolvency or similar proceedings.

29.3 Principal Debtor

Each Borrower declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and the Finance Documents and no

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Borrower shall, in any circumstances, be construed to be a surety for the obligations of the other Borrower under this Agreement.

29.4 Borrower restrictions

(a) Subject to paragraph (b) below, during the Security Period no Borrower shall:

(i) claim any amount which may be due to it from the other Borrower whether in respect of a payment made under, or matter arising out of, this Agreement or any Finance Document, or any matter unconnected with this Agreement or any Finance Document; or

(ii) take or enforce any form of security from the other Borrower for such an amount, or in any way seek to have recourse in respect of such an amount against any asset of the other Borrower; or

(iii) set off such an amount against any sum due from it to the other Borrower; or

(iv) prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving the other Borrower; or

(v) exercise or assert any combination of the foregoing.

(b) If during the Security Period, the Facility Agent, by notice to a Borrower, requires it to take any action referred to in paragraph (a) above in relation to the other Borrower, that Borrower shall take that action as soon as practicable after receiving the Facility Agent's notice.

29.5 Deferral of Borrowers' rights

Until all amounts which may be or become payable by the Borrowers under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Borrower will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a) to be indemnified by the other Borrower; or

(b) to claim any contribution from the other Borrower in relation to any payment made by it under the Finance Documents.

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30 Guarantee and Indemnity – Hedge Guarantors

30.1 Guarantee and indemnity

Each Hedge Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Hedge Counterparty punctual performance by each Borrower of all that Borrower's obligations under the Hedging Agreements;

(b) undertakes with each Hedge Counterparty that whenever a Borrower does not pay any amount when due under or in connection with any Hedging Agreement, that Hedge Guarantor shall immediately on demand pay that amount as if it were the principal obligor; and

(c) agrees with each Hedge Counterparty that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Hedge Counterparty immediately on demand against any cost, loss or liability it incurs as a result of a Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Hedging Agreement on the date when it would have been due. The amount payable by a Hedge Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 18 (Guarantee and Indemnity – Hedge Guarantors) if the amount claimed had been recoverable on the basis of a guarantee.

30.2 Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Borrower under the Hedging Agreements, regardless of any intermediate payment or discharge in whole or in part.

30.3 Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Borrower or any security for those obligations or otherwise) is made by a Secured Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Hedge Guarantor under this Clause 18 (Guarantee and Indemnity – Hedge Guarantors) will continue or be reinstated as if the discharge, release or arrangement had not occurred.

30.4 Waiver of defences

The obligations of each Hedge Guarantor under this Clause 18 (Guarantee and Indemnity – Hedge Guarantors) and in respect of any Transaction Security will not be affected or discharged by an act, omission, matter or thing which, but for this Clause 18.4 (Waiver of defences), would reduce, release or prejudice any of its obligations under this Clause 18 (Guarantee and Indemnity – Hedge Guarantors) or in respect of any Transaction Security (without limitation and whether or not known to it or any Secured Party) including:

(a) any time, waiver or consent granted to, or composition with, any Transaction Obligor or other person;

(b) the release of any other Transaction Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

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(c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, any Transaction Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Transaction Obligor or any other person;

(e) any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g) any insolvency or similar proceedings.

30.5 Immediate recourse

Each Hedge Guarantor waives any right it may have of first requiring any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person (including without limitation to commence any proceedings under any Finance Document or to enforce any Transaction Security) before claiming or commencing proceedings under this Clause 18 (Guarantee and Indemnity – Hedge Guarantors). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

30.6 Appropriations

Until all amounts which may be or become payable by the Borrowers under or in connection with the Hedging Agreements have been irrevocably paid in full, each Secured Party (or any trustee or agent on its behalf) may:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by that Secured Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Hedge Guarantor shall be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any moneys received from any Hedge Guarantor or on account of any Hedge Guarantor's liability under this Clause 18 (Guarantee and Indemnity – Hedge Guarantors).

30.7 Deferral of Hedge Guarantors' rights

All rights which each Hedge Guarantor at any time has (whether in respect of this guarantee, a mortgage or any other transaction) against any Borrower, any other Transaction Obligor or their respective assets shall be fully subordinated to the rights of the Secured Parties under the Finance Documents and until the end of the Security Period and unless the Facility Agent otherwise directs, no Hedge Guarantor will exercise any rights which it may have (whether in respect of any Finance Document to which it is a Party or any other transaction) by reason of

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performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 18 (Guarantee and Indemnity – Hedge Guarantors):

(a) to be indemnified by a Transaction Obligor;

(b) to claim any contribution from any third party providing security for, or any other guarantor of, any Transaction Obligor's obligations under the Finance Documents;

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Secured Party;

(d) to bring legal or other proceedings for an order requiring any Transaction Obligor to make any payment, or perform any obligation, in respect of which any Hedge Guarantor has given a guarantee, undertaking or indemnity under Clause 18 (Guarantee and Indemnity – Hedge Guarantors);

(e) to exercise any right of set-off against any Transaction Obligor; and/or

(f) to claim or prove as a creditor of any Transaction Obligor in competition with any Secured Party.

If a Hedge Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Secured Parties by the Transaction Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Secured Parties and shall promptly pay or transfer the same to the Facility Agent or as the Facility Agent may direct for application in accordance with Clause 34 (Payment Mechanics).

30.8 Additional security

This guarantee and any other Security given by a Hedge Guarantor is in addition to and is not in any way prejudiced by, and shall not prejudice, any other guarantee or Security or any other right of recourse now or subsequently held by any Secured Party or any right of set-off or netting or right to combine accounts in connection with the Finance Documents.

30.9 Applicability of provisions of Guarantee to other Security

Clauses 18.2 (Continuing guarantee), 18.3 (Reinstatement), 18.4 (Waiver of defences), 18.5 (Immediate recourse), 18.6 (Appropriations), 18.7 (Deferral of Hedge Guarantors' rights) and 18.8 (Additional security) shall apply, with any necessary modifications, to any Security which a Hedge Guarantor creates (whether at the time at which it signs this Agreement or at any later time) to secure the Secured Liabilities or any part of them.

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Section 8

Representations, Undertakings and Events of Default

31 Representations

31.1 General

Each Obligor makes the representations and warranties set out in this Clause 19 (Representations) to each Finance Party on the date of this Agreement.

31.2 Status

(a) It is a corporation, duly incorporated and validly existing in good standing under the law of its jurisdiction of incorporation.

(b) It and each Transaction Obligor has the power to own its assets and carry on its business as it is being conducted.

31.3 Share capital and ownership

(a) Each Borrower is authorised to issue 500 registered shares of no par value common stock, all of which shares have been issued in registered form and are fully paid and non-assessable.

(b) The legal title to and beneficial interest in the issued shares in each Borrower is held free of any Security or any other claim by the Shareholder and each Borrower is 100 per cent. owned indirectly by the Guarantor.

(c) None of the issued shares in any Borrower is subject to any option to purchase, pre-emption rights or similar rights.

31.4 Binding obligations

The obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations.

31.5 Validity, effectiveness and ranking of Security

(a) Each Finance Document to which it is a party does now or, as the case may be, will upon execution and delivery and, where applicable, registration as provided for in that Finance Document create the Security it purports to create over any assets to which such Security, by its terms, relates, and such Security will, when created or intended to be created, be valid and effective.

(b) No third party has or will have any Security (except for Permitted Security) over any assets that are the subject of any Transaction Security granted by it.

(c) The Transaction Security granted by it to the Security Agent or any other Secured Party has or will when created or intended to be created have first ranking priority or such other priority it is expressed to have in the Finance Documents and is not subject to any prior ranking or pari passu ranking Security.

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(d) No concurrence, consent or authorisation of any person is required for the creation of or otherwise in connection with any Transaction Security.

31.6 Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, each Transaction Document to which it is a party do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) the constitutional documents of any Transaction Obligor or any member of the Group; or

(c) any agreement or instrument binding upon it or any member of the Group or any of its assets or any member of the Group's assets or constitute a default or termination event (however described) under any such agreement or instrument.

31.7 Power and authority

(a) It has the power to enter into, perform and deliver, and has taken all necessary action to authorise:

(i) its entry into, performance and delivery of, each Transaction Document to which it is or will be a party and the transactions contemplated by those Transaction Documents; and

(ii) in the case of a Borrower, its registration of the Ship to be owned by it under the applicable Approved Flag.

(b) No limit on its powers will be exceeded as a result of the borrowing, granting of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

31.8 Validity and admissibility in evidence

All Authorisations required or desirable:

(a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(b) to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

31.9 Governing law and enforcement

(a) The choice of governing law of each Transaction Document to which it is a party will be recognised and enforced in its Relevant Jurisdictions.

(b) Any judgment obtained in relation to a Transaction Document to which it is a party in the jurisdiction of the governing law of that Transaction Document will be recognised and enforced in its Relevant Jurisdictions.

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31.10 Insolvency

No:

(a) corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 27.8 (Insolvency proceedings); or

(b) creditors' process described in Clause 27.9 (Creditors' process),

has been taken or, to its knowledge, threatened in relation to a member of the Group; and none of the circumstances described in Clause 27.7 (Insolvency) applies to a member of the Group.

31.11 No filing or stamp taxes

Under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents to which it is a party be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents to which it is a party or the transactions contemplated by those Finance Documents except any filing, recording or enrolling or any tax or fee payable in relation to any Transaction Obligor which is referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) and which will be made or paid promptly after the date of the relevant Finance Document.

31.12 Deduction of Tax

It is not required to make any Tax Deduction from any payment it may make under any Finance Document to which it is a party.

31.13 No default

(a) No Event of Default and, on the date of this Agreement and on each Utilisation Date, no Default is continuing or might reasonably be expected to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

(b) No other event or circumstance is outstanding which constitutes a default or a termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which might have a Material Adverse Effect.

31.14 No misleading information

(a) Any factual information provided by any member of the Group for the purposes of this Agreement was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b) The financial projections contained in any such information have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c) Nothing has occurred or been omitted from any such information and no information has been given or withheld that results in any such information being untrue or misleading in any material respect.

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31.15 Financial Statements

(a) The Original Financial Statements were prepared in accordance with GAAP consistently applied.

(b) The Original Financial Statements give a true and fair view of the Group's financial condition as at the end of the relevant financial year and its and the Group's results of operations during the relevant financial year.

(c) There has been no material adverse change in its assets, business or financial condition (or the assets, business or consolidated financial condition of the Group, in the case of the Guarantor) since the date of the Group's most recent financial statements delivered pursuant to Clause 20.2 (Financial statements) (other than as disclosed to the Facility Agent prior to the date of this Agreement).

(d) The Group's most recent financial statements delivered pursuant to Clause 20.2 (Financial statements):

(i) have been prepared in accordance with Clause 20.3 (Requirements as to financial statements); and

(ii) give a true and fair view of (if audited) or fairly represent (if unaudited) its financial condition as at the end of the relevant financial year and operations during the relevant financial year (consolidated in the case of the Guarantor).

(e) Since the date of the most recent financial statements delivered pursuant to Clause 20.2 (Financial statements) there has been no material adverse change in its business, assets or financial condition (or the business or consolidated financial condition of the Group, in the case of the Guarantor).

31.16 Pari passu ranking

Its payment obligations under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

31.17 No proceedings pending or threatened

(a) No litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it or any other Transaction Obligor or any member of the Group.

(b) No judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief (having made due and careful enquiry)) been made against it or any other Transaction Obligor or any member of the Group.

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31.18 Validity and completeness of the Shipbuilding Contract

(a) Each Shipbuilding Contract constitute legal, valid, binding and enforceable obligations of the Builder.

(b) The copies of each Shipbuilding Contract delivered to the Facility Agent before the date of this Agreement are true and complete copies.

(c) No amendments or additions to each Shipbuilding Contract have been agreed nor have any rights under each Shipbuilding Contract been waived.

31.19 No rebates etc.

There is no agreement or understanding to allow or pay any rebate, premium, inducement, commission, discount or other benefit or payment (however described) to either Borrower or any other member of the Group, the Builder or a third party in connection with the purchase by a Borrower of a Ship, other than as disclosed to the Facility Agent in writing on or before the date of this Agreement.

31.20 Valuations

(a) All information supplied by it or on its behalf to an Approved Valuer for the purposes of a valuation delivered to the Facility Agent in accordance with this Agreement was true and accurate as at the date it was supplied or (if appropriate) as at the date (if any) at which it is stated to be given.

(b) It has not omitted to supply any information to an Approved Valuer which, if disclosed, would adversely affect any valuation prepared by such Approved Valuer.

(c) There has been no change to the factual information provided pursuant to paragraph (a) above in relation to any valuation between the date such information was provided and the date of that valuation which, in either case, renders that information untrue or misleading in any material respect.

31.21 No breach of laws

It has not (and no other member of the Group has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

31.22 No Charter

No Ship is subject to any Charter other than a Permitted Charter.

31.23 Compliance with Environmental Laws

All Environmental Laws relating to the ownership, operation and management of each Ship and the business of each member of the Group (as now conducted and as reasonably anticipated to be conducted in the future) and the terms of all Environmental Approvals have been complied with.

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31.24 No Environmental Claim

No Environmental Claim has been made or threatened against any member of the Group or any Ship which might reasonably be expected to have a Material Adverse Effect.

31.25 No Environmental Incident

No Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred.

31.26 ISM and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to each Borrower, an Approved Manager and each Ship have been complied with.

31.27 Taxes paid

(a) It is not and no other member of the Group is materially overdue in the filing of any Tax returns and it is not (and no other member of the Group is) overdue in the payment of any amount in respect of Tax.

(b) No claims or investigations are being, or to a Borrower's knowledge are reasonably likely to be, made or conducted against it (or any other member of the Group) with respect to Taxes.

31.28 Financial Indebtedness

No Borrower has any Financial Indebtedness outstanding other than Permitted Financial Indebtedness.

31.29 Overseas companies

No Obligor has delivered particulars, whether in its name stated in the Finance Documents or any other name, of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or, if it has so registered, it has provided to the Facility Agent sufficient details to enable an accurate search against it to be undertaken by the Lenders at the Companies Registry.

31.30 Good title to assets

It has good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

31.31 Ownership

(a) Each Borrower is the sole legal and beneficial owner of all rights and interest which each of the relevant Shipbuilding Contract creates in favour of that Borrower.

(b) With effect on and from each Delivery Date, each Borrower will be the sole legal and beneficial owner of each relevant Ship, its Earnings and its Insurances.

(c) The Shareholder is the sole legal and beneficial owner of all the shares in each Borrower.

(d) The Guarantor is the sole legal and beneficial owner of all the issued shares in the Shareholder.

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(e) With effect on and from the date of its creation or intended creation, each Transaction Obligor will be the sole legal and beneficial owner of any asset that is the subject of any Transaction Security created or intended to be created by such Transaction Obligor.

(f) The constitutional documents of each Borrower do not and could not restrict or inhibit any transfer of the shares of the Borrowers on creation or enforcement of the security conferred by the Security Documents.

31.32 Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 2015/848 on Insolvency Proceedings (recast) (the "Regulation"), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated within the European Union and/or the state of Approved Flag and it has no "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

31.33 Place of business

No Transaction Obligor has a place of business in the US (save for the Guarantor) or the United Kingdom and its head office functions are carried out at the address stated in Part A of Schedule 1 (The Parties).

31.34 No employee or pension arrangements

No Obligor has any employees or any liabilities under any pension scheme.

31.35 Sanctions

(a) No Transaction Obligor, and none of its Subsidiaries and none of their respective directors or officers:

(i) is a Prohibited Person or is otherwise owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person;

(ii) owns or controls or is an Affiliate of a Prohibited Person; or

(iii) has received notice of or is aware of any claim, action, suit, proceedings or investigation against it with respect to Sanctions.

(b) Each Transaction Obligor, its Subsidiaries and their respective directors and officers are in compliance with Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in such Transaction Obligor being designated as a Prohibited Person.

(c) Each Borrower has instituted and maintains adequate policies and procedures designed to promote and achieve compliance by the members of the Group with applicable Sanctions.

(d) None of the Ships is a Sanctioned Ship.

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31.36 Anti-money laundering

(a) Each Obligor and each other member of the Group has conducted and conduct its businesses in compliance with anti-fraud, anti-bribery, anti-corruption and anti-terrorism laws and Anti-Money Laundering Laws applicable to it.

(b) Each Obligor has instituted and maintains adequate general policies and procedures designed to promote and achieve compliance by it and the other members of the Group with the laws referred to in paragraph (a) above.

(c) No Obligor nor any other member of the Group (nor any director or officer nor, to the best of its knowledge, any employee of any member of the Group) is subject to or involved in any inquiry, claim, action, suit, proceeding or investigation against it, in each case in relation to any the laws referred to in paragraph (a) above.

31.37 US Tax Obligor

No Transaction Obligor is a US Tax Obligor.

31.38 Repetition

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

32 Information Undertakings

32.1 General

The undertakings in this Clause 20 (Information Undertakings) remain in force throughout the Security Period unless the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders), may otherwise permit.

32.2 Financial statements

The Borrowers procure that the Guarantor shall supply to the Facility Agent in sufficient copies for all the Lenders:

(a) as soon as they become available, but in any event within 180 days after the end of each of the Guarantor's financial years, commencing with the financial year ended on 31 December 2022, the annual audited consolidated financial statements of the Group for that financial year; and

(b) as soon as the same become available, but in any event within 90 days after the end of each quarter of each of the Guarantor's financial years (ending 31 March, 30 June and 30 September), the unaudited consolidated quarterly financial statements of the Group for that financial quarter starting with the quarter ended 30 September 2022.

32.3 Requirements as to financial statements

(a) Each set of financial statements delivered by the Guarantor pursuant to Clause 20.2 (Financial statements) shall be certified by an officer of the company as giving a true and fair view (if audited) or fairly representing (if unaudited) its financial condition and operations as at the

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date as at which those financial statements were drawn up if it has not been filed with the US Securities and Exchange Commission.

(b) The Borrowers shall procure that each set of financial statements of the Guarantor delivered pursuant to Clause 20.2 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for the Group unless, in relation to any set of financial statements, it notifies the Facility Agent that there has been a change in GAAP, the accounting practices or reference periods, unless such change is described in the filings made with the US Securities and Exchange Commission, and its auditors (or, if appropriate, the auditors of the Guarantor) deliver to the Facility Agent:

(i) a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which the Original Financial Statements were prepared; and

(ii) sufficient information, in form and substance as may be reasonably required by the Facility Agent, to enable the Lenders to determine whether clause 10 (financial covenants) of the Guarantee has been complied with and make an accurate comparison between the financial position indicated in those financial statements and the Guarantor's Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

32.4 DAC6

(a) In this Clause 20.4 (DAC6), "DAC6" means the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU or any replacement legislation applicable in the United Kingdom.

(b) The Borrowers shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

(i) promptly upon the making of such analysis or the obtaining of such advice, any analysis made or advice obtained on whether any transaction contemplated by the Transaction Documents or any transaction carried out (or to be carried out) in connection with any transaction contemplated by the Transaction Documents contains a hallmark as set out in Annex IV of DAC6; and

(ii) promptly upon the making of such reporting and to the extent permitted by applicable law and regulation, any reporting made to any governmental or taxation authority by or on behalf of any member of the Group or by any adviser to such member of the Group in relation to DAC6 or any law or regulation which implements DAC6 and any unique identification number issued by any governmental or taxation authority to which any such report has been made (if available).

32.5 Information: miscellaneous

Each Obligor shall, and shall procure that each other Transaction Obligor shall, supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

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(a) all material documents dispatched by it to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched unless the contents of such communication have already been disclosed in the filings made with the US Securities and Exchange Commission;

(b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;

(c) promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any member of the Group and which might have a Material Adverse Effect or which would involve a liability, or a potential or alleged liability, exceeding $1,000,000 (or its equivalent in any other currency);

(d) promptly, its constitutional documents where these have been amended or varied unless, in respect of the Guarantor, these changes have been disclosed in the filings with the US Securities and Exchange Commission;

(e) promptly, such further information and/or documents regarding:

(i) each Ship, goods transported on each Ship, its Earnings and its Insurances;

(ii) the Security Assets;

(iii) compliance of the Transaction Obligors with the terms of the Finance Documents;

(iv) the financial condition, business and operations of any member of the Group,

as any Finance Party (through the Facility Agent) may reasonably request; and

(f) promptly, such further information and/or documents as any Finance Party (through the Facility Agent) may reasonably request so as to enable such Finance Party to comply with any laws applicable to it or as may be required by any regulatory authority.

32.6 Notification of Default

(a) Each Obligor shall, and shall procure that each other Transaction Obligor shall, notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b) Promptly upon a request by the Facility Agent, each Borrower shall supply to the Facility Agent a certificate signed by an officer on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

32.7 Use of websites

(a) Each Obligor may satisfy its obligation under the Finance Documents to which it is a party to deliver any information in relation to those Lenders (the "Website Lenders") which accept this method of communication by posting this information onto an electronic website designated by the Borrowers and the Facility Agent (the "Designated Website") if:

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(i) the Facility Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii) both the relevant Obligor and the Facility Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii) the information is in a format previously agreed between the relevant Obligor and the Facility Agent.

If any Lender (a "Paper Form Lender") does not agree to the delivery of information electronically then the Facility Agent shall notify the Obligors accordingly and each Obligor shall supply the information to the Facility Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event each Obligor shall supply the Facility Agent with at least one copy in paper form of any information required to be provided by it.

(b) The Facility Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Obligors or any of them and the Facility Agent.

(c) An Obligor shall promptly upon becoming aware of its occurrence notify the Facility Agent if:

(i) the Designated Website cannot be accessed due to technical failure;

(ii) the password specifications for the Designated Website change;

(iii) any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv) any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v) if that Obligor becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If an Obligor notifies the Facility Agent under sub-paragraph (i) or (v) of paragraph (c) above, all information to be provided by the Obligors under this Agreement and the other Finance Documents after the date of that notice shall be supplied in paper form unless and until the Facility Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d) Any Website Lender may request, through the Facility Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Obligors shall comply with any such request within 10 Business Days.

32.8 "Know your customer" checks

(a) If:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

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(ii) any change in the status of a Transaction Obligor (including, without limitation, a change of ownership of a Transaction Obligor save for the Guarantor) after the date of this Agreement; or

(iii) a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges a Finance Party (or, in the case of sub-paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of any Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by a Servicing Party (for itself or on behalf of any other Finance Party) or any Lender (for itself or, in the case of the event described in sub-paragraph (iii) above, on behalf of any prospective new Lender) in order for such Finance Party or, in the case of the event described in sub-paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b) Each Lender shall promptly upon the request of a Servicing Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Servicing Party (for itself) in order for that Servicing Party to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

33 General Undertakings

33.1 General

The undertakings in this Clause 21 (General Undertakings) remain in force throughout the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

33.2 Authorisations

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly:

(a) obtain, comply with and do all that is necessary to maintain in full force and effect;

(b) supply certified copies to the Facility Agent of,

any Authorisation required under any law or regulation of a Relevant Jurisdiction or the state of the Approved Flag at any time of each Ship to enable it to:

(i) perform its obligations under the Transaction Documents to which it is a party;

(ii) ensure the legality, validity, enforceability or admissibility in evidence in any Relevant Jurisdiction and in the state of the Approved Flag at any time of each Ship of any Transaction Document to which it is a party;

(iii) own and operate each Ship (in the case of the Borrowers); and

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(c) without prejudice to the generality of the above, ensure that if, but for the obtaining of an Authorisation, an Obligor would be in breach of any of the provisions of this Agreement which relate to Sanctions or, by reason of Sanctions, would be prohibited from performing any provision of this Agreement, such an Authorisation is obtained so as to avoid such breach or to enable such performance.

33.3 Compliance with laws

Each Obligor shall, and shall procure that each other Transaction Obligor will, comply in all respects with all laws and regulations to which it may be subject, if failure so to comply has or is reasonably likely to have a Material Adverse Effect.

33.4 Environmental compliance

Each Obligor shall, and shall procure that each other Transaction Obligor will:

(a) comply with all Environmental Laws;

(b) obtain, maintain and ensure compliance with all requisite Environmental Approvals;

(c) implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

33.5 Environmental Claims

Each Obligor shall, and shall procure that each other Transaction Obligor will, (through the Guarantor), promptly upon becoming aware of the same, inform the Facility Agent in writing of:

(a) any Environmental Claim against any member of the Group which is current, pending or threatened; and

(b) any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim, if determined against that member of the Group, has or is reasonably likely to have a Material Adverse Effect.

33.6 Taxation

(a) Each Obligor shall, and shall procure that each other Transaction Obligor will pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i) such payment is being contested in good faith;

(ii) adequate reserves are maintained for those Taxes and the costs required to contest them and both have been disclosed in its latest financial statements delivered to the Facility Agent under Clause 20.2 (Financial statements); and

(iii) such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

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(b) No Borrower shall change its residence for Tax purposes.

33.7 Overseas companies

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly inform the Facility Agent if it delivers to the Registrar particulars required under the Overseas Regulations of any UK Establishment and it shall comply with any directions given to it by the Facility Agent regarding the recording of any Transaction Security on the register which it is required to maintain under The Overseas Companies (Execution of Documents and Registration of Charges) Regulations 2009.

33.8 No change to centre of main interests

Each Obligor shall not change the location of its centre of main interest (as that term is used in Article 3(1) of the Regulation) to either jurisdiction referred to in Clause 19.32 (Centre of main interests and establishments) and it will create no "establishment" (as that term is used in Article 2(10) of the Regulation) in any jurisdiction.

33.9 Pari passu ranking

Each Obligor shall and shall procure that each other Transaction Obligor will, ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

33.10 Title

(a) Each Borrower shall hold the legal title to, and own the entire beneficial interest in:

(i) the relevant Shipbuilding Contract;

(ii) with effect from the Delivery Date, each Ship, its Earnings and its Insurances.

(b) With effect on and from its creation or intended creation, each Borrower shall hold the legal title to, and own the entire beneficial interest in any other assets the subject of any Transaction Security created or intended to be created by such Borrower.

(c) Each Borrower shall procure that the Guarantor shall hold the legal title to, and own the entire beneficial interest in with effect on and from its creation or intended creation, any assets the subject of any Transaction Security created or intended to be created by the Guarantor.

33.11 Negative pledge

(a) No Obligor shall, and shall procure that no other Transaction Obligor will create or permit to subsist any Security over any of its assets which are, in the case of members of the Group other than the Borrowers, the subject of the Security created or intended to be created by the Finance Documents.

(b) No Obligor shall:

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(i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by a Transaction Obligor or any other member of the Group;

(ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv) enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c) Paragraphs (a) and (b) above do not apply to any Permitted Security.

33.12 Disposals

(a) No Obligor shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset (including without limitation any Ship, its Earnings or its Insurances).

(b) Paragraph (a) above does not apply to any Charter as all Charters are subject to Clause 24.16 (Restrictions on chartering, appointment of managers etc.).

33.13 Merger

No Obligor shall, and shall procure that the Guarantor shall not enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction except in circumstances where the Guarantor is the surviving entity of any such event and there is no Material Adverse Effect on the Guarantor.

33.14 Change of business

(a) Each Obligor shall procure that no substantial change is made to the general nature of the business of the Guarantor or the Group from that carried on at the date of this Agreement.

(b) No Borrower shall engage in any business other than the ownership and operation of its Ship.

33.15 Financial Indebtedness

No Obligor shall incur or permit to be outstanding any Financial Indebtedness except Permitted Financial Indebtedness.

33.16 Expenditure

No Borrower shall incur any expenditure, except for expenditure reasonably incurred in the ordinary course of owning, operating, maintaining and repairing its Ship.

33.17 Share capital

No Borrower shall:

(a) purchase, cancel, redeem or retire any of its issued shares;

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(b) increase or reduce the number of shares that it is authorized to issue or change the par value of such shares or create any new class of shares;

(c) issue any further shares except to the Shareholder and provided such new shares are made subject to the terms of the Shares Security applicable to that Borrower immediately upon the issue of such new shares in a manner satisfactory to the Security Agent and the terms of that Shares Security are complied with; or

(d) appoint any further director, officer or secretary of that Borrower (unless the provisions of the Shares Security applicable to that Borrower are complied with).

33.18 Dividends

No Borrower shall, and shall procure that the Guarantor shall not following the occurrence of a Default which is continuing or where any of the following would result in the occurrence of an Event of Default:

(a) declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its issued shares (or any class of its shares);

(b) repay or distribute any dividend or share premium reserve; or

(c) redeem, repurchase, defease, retire or repay any of its issued shares or resolve to do so.

33.19 Other transactions

No Obligor shall:

(a) be the creditor in respect of any loan or any form of credit to any person other than another Obligor or Guarantor and where such loan or form of credit is in the ordinary course of its business and in a manner acceptable to the Facility Agent;

(b) give or allow to be outstanding any guarantee or indemnity in the ordinary course of its business in aggregate not more than $500,000 to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which that Borrower assumes any liability of any other person other than any guarantee or indemnity given under the Finance Documents;

(c) enter into any material agreement other than:

(i) the Transaction Documents;

(ii) any other agreement expressly allowed under any other term of this Agreement; and

(d) enter into any transaction on terms which are, in any respect, less favourable to that Obligor than those which it could obtain in a bargain made at arms' length; or

(e) acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks.

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33.20 Unlawfulness, invalidity and ranking; Security imperilled

No Obligor shall, and shall procure that no other Transaction Obligor will, do (or fail to do) or cause or permit another person to do (or omit to do) anything which is likely to:

(a) make it unlawful or contrary to Sanctions for a Transaction Obligor to perform any of its obligations under the Transaction Documents;

(b) cause any obligation of a Transaction Obligor under the Transaction Documents to cease to be legal, valid, binding or enforceable if that cessation individually or together with any other cessations materially or adversely affects the interests of the Secured Parties under the Finance Documents;

(c) cause any Transaction Document to cease to be in full force and effect;

(d) cause any Transaction Security to rank after, or lose its priority to, any other Security; and

(e) imperil or jeopardise the Transaction Security.

33.21 Sanctions undertakings

(a) No proceeds of the Loan or any part of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Person nor shall they be otherwise, directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions, or to fund any activity in a Sanctioned Country or in any manner which would cause any Finance Party to be in breach of or made subject to Sanctions, or at risk of being in breach of or made subject to Sanctions.

(b) No Transaction Obligor shall fund all or any part of any payment or repayment under the Loan out of proceeds directly or indirectly derived from any activity in a Sanctioned Country or any transaction with a Prohibited Person, or out of proceeds directly or indirectly derived from any other transactions which would be prohibited by Sanctions or in any other manner which would cause any Finance Party to be in breach of or made subject to Sanctions, or at risk of being in breach of or made subject to Sanctions and no such proceeds shall be paid into any Account.

(c) No Transaction Obligor shall directly or indirectly engage in any transaction, activity or conduct that would cause a Finance Party to be in breach of Sanctions or that could reasonably be expected to result in it being designated as a Prohibited Person.

(d) Each of the Transaction Obligors has implemented and shall maintain in effect a Sanctions compliance policy which is designed to ensure compliance by each such Transaction Obligor, its Subsidiaries and their respective directors, officers, employees and agents with Sanctions.

33.22 Anti-corruption, anti-bribery, anti-money laundering and anti-terror financing

(a) No Obligor nor the Guarantor shall (and each Obligor shall procure that no other member of the Group will) directly or indirectly use the proceeds of the Facility for any purpose which would breach any applicable anti-fraud, anti-bribery, anti-corruption and/or anti-terrorism laws or Anti-Money Laundering Laws.

(b) Each Obligor shall maintain adequate policies and procedures designed to promote and achieve compliance by it and the other members of the Group with any applicable anti-fraud, anti-bribery, anti-corruption and anti-terrorism laws and Anti-Money Laundering Laws.

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33.23 Further assurance

(a) Each Obligor shall, and shall procure that each other Transaction Obligor will, and in any event within the time period specified by the Security Agent do all such acts (including procuring or arranging any registration, notarisation or authentication or the giving of any notice) or execute or procure execution of all such documents (including assignments, transfers, mortgages, charges, notices, instructions, acknowledgments, proxies and powers of attorney), as the Security Agent may specify (and in such form as the Security Agent may require in favour of the Security Agent or its nominee(s)):

(i) to create, perfect, vest in favour of the Security Agent or protect the priority of the Security or any right of any kind created or intended to be created under or evidenced by the Finance Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of any of the Secured Parties provided by or pursuant to the Finance Documents or by law;

(ii) to confer on the Security Agent or confer on the Secured Parties Security over any property and assets of that Transaction Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Finance Documents;

(iii) to facilitate or expedite the realisation and/or sale of, the transfer of title to or the grant of, any interest in or right relating to the assets which are, or are intended to be, the subject of the Transaction Security or to exercise any power specified in any Finance Document in respect of which the Security has become enforceable; and/or

(iv) to enable or assist the Security Agent to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to any item of the Security Property.

(b) Each Obligor shall, and shall procure that each other Transaction Obligor will, take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Secured Parties by or pursuant to the Finance Documents.

(c) At the same time as an Obligor delivers to the Security Agent any document executed by itself or another Transaction Obligor pursuant to this Clause 21.23 (Further assurance), that Obligor shall deliver, or shall procure that such other Transaction Obligor will deliver, to the Security Agent a certificate signed by one of that Borrower's or Transaction Obligor's officers which shall:

(i) set out the text of a resolution of that Obligor’s or Transaction Obligor's directors specifically authorising the execution of the document specified by the Security Agent; and

(ii) state that either the resolution was duly passed at a meeting of the directors validly convened and held, throughout which a quorum of directors entitled to vote on the resolution was present, or that the resolution has been signed by all the directors or officers and is valid under that Obligor’s or Transaction Obligor's articles of incorporation or limited partnership agreement, as applicable.

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33.24 No change in financial year

The Obligors shall procure that the Guarantor shall not change the end of its financial year.

34 Insurance Undertakings

34.1 General

The undertakings in this Clause 22 (Insurance Undertakings) remain in force on and from the relevant Delivery Date throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

34.2 Maintenance of obligatory insurances

Each Borrower shall keep the Ship owned by it insured at its expense against:

(a) fire and usual marine risks (including hull and machinery plus freight interest and hull interest and excess risks);

(b) war risks (including terrorism and piracy);

(c) protection and indemnity risks; and

(d) any other risks against which the Facility Agent acting on the instructions of the Majority Lenders considers, having regard to practices and other circumstances prevailing at the relevant time, it would be reasonable for that Borrower to insure and which are specified by the Facility Agent by notice to that Borrower.

34.3 Terms of obligatory insurances

Each Borrower shall effect such insurances:

(a) in dollars;

(b) in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least the greater of:

(i) 120 per cent. of the Loan; and

(ii) the Market Value of the Ship owned by it;

(c) in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry and in the international marine insurance market;

(d) in the case of protection and indemnity risks, in respect of the full tonnage of its Ship;

(e) on approved terms; and

(f) through Approved Brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.

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34.4 Further protections for the Finance Parties

In addition to the terms set out in Clause 22.3 (Terms of obligatory insurances), each Borrower shall procure that the obligatory insurances effected by it shall:

(a) subject always to paragraph (b), name that Borrower, the Guarantor or any Approved Manager as the named assured or co-assured unless the interest of every other named assured is limited:

(i) in respect of any obligatory insurances for hull and machinery and war risks;

(A) to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and

(B) to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and

(ii) in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

and every other named insured has undertaken in writing to the Security Agent (in such form as it requires) that any deductible shall be apportioned between that Borrower and every other named insured in proportion to the gross claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;

(b) whenever the Facility Agent requires, name (or be amended to name) the Security Agent as additional named insured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Agent, but without the Security Agent being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c) name the Security Agent as loss payee with such directions for payment as the Facility Agent may specify;

(d) provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Agent shall be made without set off, counterclaim or deductions or condition whatsoever;

(e) provide that the obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Agent or any other Finance Party; and

(f) provide that the Security Agent may make proof of loss if that Borrower fails to do so.

34.5 Renewal of obligatory insurances

Each Borrower shall:

(a) at least 21 days before the expiry of any obligatory insurance effected by it:

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(i) notify the Facility Agent of the Approved Brokers (or other insurers) and any protection and indemnity or war risks association through or with which it proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii) obtain the Facility Agents' approval to the matters referred to in sub-paragraph (i) above;

(b) at least 14 days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Facility Agent's approval pursuant to paragraph (a) above; and

(c) procure that the Approved Brokers and/or the approved war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Facility Agent in writing of the terms and conditions of the renewal.

34.6 Copies of policies; letters of undertaking

Each Borrower shall ensure that the Approved Brokers provide the Security Agent with:

(a) pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew; and

(b) a letter or letters of undertaking in a form required by the Facility Agent and including undertakings by the Approved Brokers that:

(i) they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 22.4 (Further protections for the Finance Parties);

(ii) they will hold such policies, and the benefit of such insurances, to the order of the Security Agent in accordance with such loss payable clause;

(iii) they will advise the Security Agent immediately of any material change to the terms of the obligatory insurances;

(iv) they will, if they have not received notice of renewal instructions from the relevant Borrower or its agents, notify the Security Agent not less than 14 days before the expiry of the obligatory insurances;

(v) if they receive instructions to renew the obligatory insurances, they will promptly notify the Facility Agent of the terms of the instructions;

(vi) they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Borrower under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts; and

(vii) they will arrange for a separate policy to be issued in respect of the Ship owned by that Borrower forthwith upon being so requested by the Facility Agent.

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34.7 Copies of certificates of entry

Each Borrower shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by it is entered provide the Security Agent with:

(a) a certified copy of the certificate of entry for that Ship;

(b) a letter or letters of undertaking in such form as may be required by the Facility Agent acting on the instructions of Majority Lenders; and

(c) a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to that Ship.

34.8 Deposit of original policies

Each Borrower shall ensure that all policies relating to obligatory insurances effected by it are deposited with the Approved Brokers through which the insurances are effected or renewed.

34.9 Payment of premiums

Each Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Facility Agent or the Security Agent.

34.10 Guarantees

Each Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

34.11 Compliance with terms of insurances

(a) No Borrower shall do or omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part.

(b) Without limiting paragraph (a) above, each Borrower shall:

(i) take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in sub-paragraph (iii) of paragraph (b) of Clause 22.6 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Facility Agent has not given its prior approval;

(ii) not make any changes relating to the classification or classification society or manager or operator of the Ship owned by it approved by the underwriters of the obligatory insurances;

(iii) make (and promptly supply copies to the Facility Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship owned by it is entered to maintain cover for trading to the United

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States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(iv) not employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

34.12 Alteration to terms of insurances

No Borrower shall make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.

34.13 Settlement of claims

Each Borrower shall:

(a) not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty; and

(b) do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

34.14 Provision of copies of communications

Each Borrower shall provide the Security Agent, at the time of each such communication, with copies of all written communications between that Borrower and:

(a) the Approved Brokers;

(b) the approved protection and indemnity and/or war risks associations; and

(c) the approved insurance companies and/or underwriters,

which relate directly or indirectly to:

(i) that Borrower's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii) any credit arrangements made between that Borrower and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.

34.15 Provision of information

Each Borrower shall promptly provide the Facility Agent (or any persons which it may designate) with any information which the Facility Agent (or any such designated person) requests for the purpose of:

(a) obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

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(b) effecting, maintaining or renewing any such insurances as are referred to in Clause 22.16 (Mortgagee's interest and additional perils insurances) or dealing with or considering any matters relating to any such insurances, and the Borrowers shall, forthwith upon demand, indemnify the Security Agent in respect of all fees and other expenses incurred by or for the account of the Security Agent in connection with any such report as is referred to in paragraph (a) above.

34.16 Mortgagee's interest and additional perils insurances

(a) The Security Agent shall be entitled from time to time to effect, maintain and renew a mortgagee's interest marine insurance, in an amount which equals 110 per cent. of the Loan, and a mortgagee's interest additional perils insurance, in an amount which equals 100 per cent. of the Loan, on such terms, through such insurers and generally in such manner as the Security Agent acting on the instructions of the Majority Lenders may reasonably from time to time consider appropriate.

(b) The Borrowers shall upon demand fully indemnify the Security Agent in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any insurance referred to in paragraph (a) above or dealing with, or considering, any matter arising out of any such insurance.

35 Shipbuilding Contract Undertakings

35.1 General

The undertakings in this Clause 23 (Shipbuilding Contract Undertakings) remain in force throughout the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

35.2 No variation, release etc. of Shipbuilding Contracts

Each Borrower shall not, whether by a document, by conduct, by acquiescence or in any other way:

(a) vary the relevant Shipbuilding Contract in any material way;

(b) release, waive, suspend, subordinate or permit to be lost or impaired any interest or right of any kind which each Borrower has at any time to, in or in connection with the relevant Warranty or in relation to any matter arising out of or in connection with the relevant Warranty;

(c) waive any person's breach of the relevant Warranty; or

(d) rescind or terminate the relevant Shipbuilding Contract or treat itself as discharged or relieved from further performance of any of its obligations or liabilities under the relevant Shipbuilding Contract.

35.3 Action to protect validity of Shipbuilding Contract

Each Borrower shall use its reasonable endeavours to ensure that all interests and rights conferred by the relevant Shipbuilding Contract remain valid and enforceable in all respects and retain the priority which they were intended to have.

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35.4 No assignment etc. of Shipbuilding Contracts

Save as permitted by the Finance Documents, each Borrower shall not assign, novate, transfer or dispose of any of its rights or obligations under the relevant Shipbuilding Contract.

35.5 Provision of information relating to Shipbuilding Contracts

Without prejudice to Clause 20.5 (Information: miscellaneous) each Borrower shall:

(a) immediately inform the Facility Agent if any breach of the relevant Shipbuilding Contract occurs or a serious risk of such a breach arises and of any other event or matter affecting the relevant Shipbuilding Contract which has or is reasonably likely to have a Material Adverse Effect; and

(b) upon reasonable request of the Facility, keep the Facility Agent informed as to the Delivery Date of the Ship to be owned by it.

36 Ship Undertakings

36.1 General

The undertakings in this Clause 24 (Ship Undertakings) remain in force on and from the relevant Delivery Date and throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

36.2 Ships' names and registration

Each Borrower shall, in respect of the Ship owned by it:

(a) keep that Ship registered in its name under the Approved Flag from time to time at its port of registration;

(b) not do or allow to be done anything as a result of which such registration might be suspended, cancelled or imperilled;

(c) not enter into any dual flagging arrangement in respect of that Ship; and

(d) not change the name of that Ship,

provided that any change of name or flag of a Ship shall be subject to:

(i) that Ship remaining subject to Security securing the Secured Liabilities created by a first priority or preferred ship mortgage on that Ship and, if appropriate, a first priority deed of covenant collateral to that mortgage (or equivalent first priority Security) on substantially the same terms as the Mortgage on that Ship and, if applicable, related Deed of Covenant and on such other terms and in such other form as the Facility Agent, acting with the authorisation of the Majority Lenders, shall approve or require; and

(ii) the execution of such other documentation amending and supplementing the Finance Documents as the Facility Agent, acting with the authorisation of the Majority Lenders, shall approve or require.

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36.3 Repair and classification

Each Borrower shall keep the Ship owned by it in a good and safe condition and state of repair:

(a) consistent with first class ship ownership and management practice; and

(b) so as to maintain the Approved Classification free of overdue recommendations and conditions.

36.4 Classification society undertaking

Each Borrower shall, in respect of the Ship owned by it, instruct the Approved Classification Society (and procure (and in relation to paragraph (a) below, use reasonable endeavours to procure) that the Approved Classification Society undertakes with the Security Agent):

(a) to send to the Security Agent, following receipt of a written request from the Security Agent, certified true copies of all original class records held by the Approved Classification Society in relation to that Ship;

(b) to allow the Security Agent (or its agents), at any time and from time to time, to inspect the original class and related records of that Borrower and that Ship at the offices of the Approved Classification Society and to take copies of them;

(c) to notify the Security Agent immediately in writing if the Approved Classification Society:

(i) receives notification from that Borrower or any person that that Ship's Approved Classification Society is to be changed; or

(ii) becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship's class under the rules or terms and conditions of that Borrower or that Ship's membership of the Approved Classification Society;

(d) following receipt of a written request from the Security Agent:

(i) to confirm that that Borrower is not in default of any of its contractual obligations or liabilities to the Approved Classification Society, including confirmation that it has paid in full all fees or other charges due and payable to the Approved Classification Society; or

(ii) to confirm that that Borrower is in default of any of its contractual obligations or liabilities to the Approved Classification Society, to specify to the Security Agent in reasonable detail the facts and circumstances of such default, the consequences of such default, and any remedy period agreed or allowed by the Approved Classification Society.

36.5 Modifications

No Borrower shall make any modification or repairs to, or replacement of, any Ship or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

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36.6 Removal and installation of parts

(a) Subject to paragraph (b) below, no Borrower shall remove any material part of any Ship, or any item of equipment installed on any Ship unless:

(i) the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed;

(ii) the replacement part or item is free from any Security in favour of any person other than the Security Agent; and

(iii) the replacement part or item becomes, on installation on that Ship, the property of that Borrower and subject to the security constituted by the Mortgage on that Ship and, if applicable, the related Deed of Covenant.

(b) A Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by that Borrower.

36.7 Surveys

Each Borrower shall submit the Ship owned by it regularly to all periodic or other surveys which may be required for classification purposes and, if so required by the Facility Agent acting on the instructions of the Majority Lenders, provide the Facility Agent, with copies of all survey reports.

36.8 Inspection

Each Borrower shall permit the Security Agent (acting through surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times and provided there is no interference with that Ship's operation to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. The cost of the inspection shall be borne by the Borrowers once per annum, unless an Event of Default has occurred, in which case the cost of all inspections while the Event of Default is continuing shall be borne by the Borrowers.

36.9 Prevention of and release from arrest

(a) Each Borrower shall, in respect of the Ship owned by it, promptly discharge:

(i) all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against that Ship, its Earnings or its Insurances;

(ii) all Taxes, dues and other amounts charged in respect of that Ship, its Earnings or its Insurances; and

(iii) all other outgoings whatsoever in respect of that Ship, its Earnings or its Insurances.

(b) Each Borrower shall immediately upon receiving notice of the arrest of the Ship owned by it or of its detention in exercise or purported exercise of any lien or claim, take all steps necessary to procure its release by providing bail or otherwise as the circumstances may require.

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36.10 Compliance with laws etc.

Each Borrower shall:

(a) comply, or procure compliance with all laws or regulations:

(i) relating to its business generally; and

(ii) relating to the Ship owned by it, its ownership, employment, operation, management and registration,

including, but not limited to, the ISM Code, the ISPS Code, all Environmental Laws, all Sanctions and the laws of the Approved Flag; and

(b) obtain, comply with and do all that is necessary to maintain in full force and effect any Environmental Approvals; and

36.11 ISPS Code

Without limiting paragraph (a) of Clause 24.10 (Compliance with laws etc.), each Borrower shall:

(a) procure that the Ship owned by it and the company responsible for that Ship's compliance with the ISPS Code comply with the ISPS Code; and

(b) maintain an ISSC for that Ship; and

(c) notify the Facility Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

36.12 Sanctions and Ship trading

Without limiting Clause 24.10 (Compliance with laws etc.), each Borrower shall procure:

(a) that the Ship owned by it shall not be used by or for the benefit of a Prohibited Person or in trading to or from a Sanctioned Country;

(b) that the Ship owned by it shall not otherwise be used in any manner contrary to Sanctions or in a manner that a Transaction Obligor will become a Prohibited Person;

(c) that the Ship owned by it shall not be used in trading in any manner that such Ship will become a Sanctioned Ship;

(d) that the Ship owned by it shall not be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances; and

(e) without prejudice to the above provisions of this Clause 24.12 (Sanctions and Ship trading), that each time charterparty in respect of the Ship owned by it shall contain, for the benefit of that Borrower, language which gives effect to the provisions of paragraph (a) of Clause 24.10 (Compliance with laws etc.) as regards Sanctions and paragraph (b) and (c) of this Clause 24.12 (Sanctions and Ship trading) and which charterparty permits refusal of employment or voyage orders if such employment or compliance with such orders either results in non-compliance with such provisions or breaches Sanctions (or which would result in a breach of Sanctions if Sanctions were binding on each Borrower).

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36.13 Trading in war zones or excluded areas

No Borrower shall cause or permit any Ship to enter or trade to any zone which is declared a war zone by any government or by that Ship's war risks insurers or which is otherwise excluded from the scope of coverage of the obligatory insurances unless that Borrower has (at its expense) effected any special, additional or modified insurance cover which the insurers require to ensure that that Ship remains properly insured in accordance with the Finance Documents (including, without limitation, any requirement for the payment of additional or extra insurance premia).

36.14 Provision of information

Without prejudice to Clause 20.5 (Information: miscellaneous) each Borrower shall, in respect of the Ship owned by it, promptly provide the Facility Agent with any information which it requests regarding:

(a) that Ship, its employment, position and engagements;

(b) the Earnings and payments and amounts due to its master and crew;

(c) any expenditure incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made by it in respect of that Ship;

(d) any towages and salvages; and

(e) its compliance, the Approved Manager's compliance and the compliance of that Ship with the ISM Code and the ISPS Code,

and, upon the Facility Agent's request, promptly provide copies of any current Charter relating to that Ship, of any current guarantee of any such Charter, the Ship's Safety Management Certificate and any relevant Document of Compliance.

36.15 Notification of certain events

Each Borrower shall, in respect of the Ship owned by it, immediately notify the Facility Agent by fax, confirmed forthwith by letter, of:

(a) any casualty to that Ship which is or is likely to be or to become a Major Casualty;

(b) any occurrence as a result of which that Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c) any requisition of that Ship for hire;

(d) any requirement or recommendation made in relation to that Ship by any insurer or classification society or by any competent authority which is not immediately complied with;

(e) any arrest or detention of that Ship or any exercise or purported exercise of any lien on that Ship or the Earnings;

(f) any intended dry docking of that Ship;

(g) any Environmental Claim made against that Borrower or in connection with that Ship, or any Environmental Incident;

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(h) any claim for breach of the ISM Code or the ISPS Code being made against that Borrower, an Approved Manager or otherwise in connection with that Ship; or

(i) any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with;

(j) any notice, or such Borrower becoming aware, of any claim, action, suit, proceeding or investigation against any Transaction Obligor, any of its Subsidiaries or any of their respective directors, officers, employees or agents with respect to Sanctions; or

(k) any circumstances which could give rise to a breach of any representation or undertaking in this Agreement, or any Event of Default, relating to Sanctions,

and each Borrower shall keep the Facility Agent advised in writing on a regular basis and in such detail as the Facility Agent shall require as to that Borrower's, any such Approved Manager's or any other person's response to any of those events or matters.

36.16 Restrictions on chartering, appointment of managers etc.

No Borrower shall, in relation to the Ship owned by it:

(a) let that Ship on demise charter for any period;

(b) enter into any time, voyage or consecutive voyage charter in respect of that Ship other than a Permitted Charter;

(c) amend and/or supplement a Management Agreement in any way that would lead to an Event of Default or terminate a Management Agreement;

(d) appoint a manager of that Ship other than an Approved Manager;

(e) de activate or lay up that Ship; or

(f) put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $500,000 (or the equivalent in any other currency) unless the relevant Borrower ensures that that person has first given to the Security Agent and in terms satisfactory to it a written undertaking not to exercise any lien on that Ship or its Earnings for the cost of such work or for any other reason.

36.17 Notice of Mortgage

Each Borrower shall keep the Mortgage registered against the Ship owned by it as a valid first preferred mortgage, carry on board that Ship a certified copy of the Mortgage and place and maintain in a conspicuous place in the navigation room and the master's cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Borrower to the Security Agent.

36.18 Sharing of Earnings

No Borrower shall enter into any agreement or arrangement for the sharing of any Earnings other than any profit-sharing arrangements on arm's length terms.

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36.19 Charterparty Assignment

If any Borrower enters into an Assignable Charter that Borrower shall promptly after the date of such Assignable Charter enter into a Charterparty Assignment and the assignment contemplated thereunder shall be notified to the relevant charterer and any charter guarantor in accordance with the terms of such Charterparty Assignment and that Borrower shall use its commercially reasonable endeavours to obtain an acknowledgment of that Charterparty Assignment from the relevant Charterer and/or charter guarantor, and shall additionally deliver to the Facility Agent such other documents relevant to that Borrower and that Ship equivalent to those referred to at paragraphs 1.2, 1.3, 1.5, 1.8, 2, 6.1 and 6.5 of Part A of Schedule 2 (Conditions Precedent) as the Facility Agent may require.

36.20 Inventory of Hazardous Materials

Each Borrower shall procure that the Ship owned by it has, from the Delivery Date and/or next dry dock of that Ship, obtained an Inventory of Hazardous Materials, in respect of such Ship which shall be maintained until the Loan has been fully repaid.

36.21 Sustainable and socially responsible dismantling of Ships

Each Borrower confirms that it will procure that the Ship owned by it shall be dismantled in a safe, sustainable and socially and environmentally responsible way and shall include, without limitation, the requirement that such Ship is recycled at a recycling yard which conducts its recycling business in a safely, socially and environmentally responsible manner and, to the extent applicable, in accordance with the provisions of The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 and/or EU Ship Recycling Regulation.

36.22 Event of Default which is continuing

Following the occurrence of an Event of Default which is continuing, each Borrower shall navigate its Ship to such areas as the Facility Agent acting on the instructions of the Majority Lenders may request.

36.23 Notification of compliance

Each Borrower shall promptly provide the Facility Agent from time to time with evidence (in such form as the Facility Agent requires) that it is complying with this Clause 24 (Ship Undertakings).

37 Security Cover

37.1 Minimum required security cover

Clause 25.2 (Provision of additional security; prepayment) applies if the Facility Agent notifies the Borrowers that:

(a) the aggregate Market Value of the Ships; plus

(b) the net realisable value of additional Security previously provided under this Clause 25 (Security Cover),

is below 125 per cent. of the Loan.

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37.2 Provision of additional security; prepayment

(a) If the Facility Agent serves a notice on the Borrowers under Clause 25.1 (Minimum required security cover), the Borrowers shall, on or before the date falling 30 Business Days after the date on which the Facility Agent's notice is served (the "Prepayment Date"), prepay such part of the Loan as shall eliminate the shortfall.

(b) The Borrowers may, instead of making a prepayment as described in paragraph (a) above, provide, or ensure that a third party has provided, additional security which, in the opinion of the Facility Agent acting on the instructions of the Majority Lenders:

(i) has a net realisable value at least equal to the shortfall; and

(ii) is documented in such terms as the Facility Agent may approve or require,

before the Prepayment Date; and conditional upon such security being provided in such manner, it shall satisfy such prepayment obligation.

37.3 Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 25.2 (Provision of additional security; prepayment) and which consists of Security over a vessel shall be the Market Value of the vessel concerned.

37.4 Valuations binding

Any valuation under this Clause 25 (Security Cover) shall be binding and conclusive as regards each Borrower.

37.5 Provision of information

(a) Each Borrower shall promptly provide the Facility Agent and any shipbroker acting under this Clause 25 (Security Cover) with any information which the Facility Agent or the shipbroker may request for the purposes of the valuation.

(b) If any Borrower fails to provide the information referred to in paragraph (a) above by the date specified in the request, the valuation may be made on any basis and assumptions which the shipbroker or the Facility Agent considers prudent.

37.6 Prepayment mechanism

Any prepayment pursuant to Clause 25.2 (Provision of additional security; prepayment) shall be made in accordance with the relevant provisions of Clause 7 (Prepayment and Cancellation), and each such prepayment shall reduce each Tranche pro rata by reducing the Repayment Instalments and the Balloon Instalment in respect of that falling after such prepayment on a pro rata basis by the amount prepaid.

37.7 Provision of valuations

(a) For the purpose of the Utilisation and subject to paragraph (b) below, the Market Value of any Ship shall be determined by reference to the valuation of that Ship as given by an Approved Valuer selected and appointed by the Borrowers and addressed to the Facility Agent or in the event that the Borrowers fail to do so appointed by the Facility Agent. The Facility Agent shall,

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in its full discretion be entitled to request a second valuation from an Approved Valuer selected and appointed by the Facility Agent, in which case, the Market Value shall be the arithmetic average of the two valuations.

(b) If the two valuations in respect of a Ship obtained pursuant to paragraph (a) above differ by at least 10 per cent., then a third valuation for that Ship shall be obtained from a third Approved Valuer selected by the Facility Agent, appointed by the Facility Agent and such valuation shall be addressed to the Facility Agent and the Market Value of that Ship shall be the arithmetic average of all three such valuations.

(c) The Facility Agent shall be entitled, after the Utilisation Date, to test the security cover requirement under Clause 25.1 (Minimum required security cover) by reference to the Market Value of any Ship as determined in accordance with paragraphs (a) to (b) above, semi-annually during the Security Period.

(d) The Facility Agent shall ascertain compliance with clause 10 (financial covenants) of the Guarantee by reference to the market value of the Fleet Vessels as provided in the Latest Accounts (as each such term is defined in the Guarantee).

(e) Each of the valuations referred to at paragraphs (a) and (b) above shall be obtained not more than 14 days before the Utilisation Date, while each of the valuations referred to in paragraph (d) above shall be obtained not more than 30 days before the Test Date (as such term is defined in the Guarantee) of the relevant quarter.

(f) The Facility Agent may at any time after an Event of Default has occurred and is continuing obtain valuations of any Ship and any other vessel over which additional security has been created in accordance with Clause 25.2 (Provision of additional security; prepayment) from Approved Valuers to enable the Facility Agent to determine the Market Value of that Ship and any other vessel and also for the purpose of testing the security cover requirement under Clause 25.1 (Minimum required security cover). The Facility Agent shall be entitled to determine the Market Value of any Ship at any other time.

(g) The valuations referred to in paragraph (a) to (c) above shall be obtained at the cost and expense of the Borrowers and the Borrowers shall within three Business Days of demand by the Facility Agent pay to the Facility Agent all costs and expenses incurred by it in obtaining any such valuation. The cost of the valuations referred to in paragraph (d) for the Borrowers shall be limited to four times per annum, unless an Event of Default has occurred or the covenant contained in Clause 25.1 (Minimum required security cover) is not complied with, in which case the cost of all valuations shall be borne by the Borrowers.

38 Accounts and Application of Earnings and Hedge Receipts

38.1 Accounts

No Borrower may, without the prior consent of the Facility Agent, maintain any bank account other than its Earnings Account.

38.2 Payment of Earnings

Each Borrower shall ensure that,

(a) subject only to the provisions of the General Assignment to which it is a party, all the Earnings in respect of the Ship owned by it are paid in to its Earnings Account; and

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(b) all Hedge Receipts are paid in to each Borrower’s Earnings Account.

38.3 Location of Accounts

Each Borrower shall promptly:

(a) comply with any requirement of the Facility Agent as to the location or relocation of its Earnings Account; and

(b) execute any documents which the Facility Agent specifies to create or maintain in favour of the Security Agent Security over (and/or rights of set-off, consolidation or other rights in relation to) its Earnings Account.

38.4 Restriction on withdrawal

During the Security Period each Borrower may withdraw any sum from its Earnings Account provided that (i) no Event of Default has occurred from such withdrawal and (ii) no notice has been given to that Borrower by the Facility Agent or the Security Agent that such withdrawal is not permitted.

39 Events of Default

39.1 General

Each of the events or circumstances set out in this Clause 27 (Events of Default) is an Event of Default except for Clause 27.20 (Acceleration) and Clause 27.21 (Enforcement of security).

39.2 Non-payment

A Transaction Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a) its failure to pay is caused by:

(i) administrative or technical error; or

(ii) a Disruption Event; and

(b) payment is made within three Business Days of its due date.

39.3 Specific obligations

A breach occurs of Clause 4.4 (Waiver of conditions precedent), clause 10 (financial covenants) of the Guarantee, Clause 21.10 (Title), Clause 21.11 (Negative pledge), Clause 21.20 (Unlawfulness, invalidity and ranking; Security imperilled), Clause 22.2 (Maintenance of obligatory insurances), Clause 22.3 (Terms of obligatory insurances), Clause 22.5 (Renewal of obligatory insurances), Clause 24.13 (Trading in war zones or excluded areas) or save to the extent such breach is a failure to pay and therefore subject to Clause 27.2 (Non-payment), Clause 25 (Security Cover).

39.4 Other obligations

(a) A Transaction Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 27.2 (Non-payment) and Clause 27.3 (Specific obligations)).

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(b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 Business Days of the Facility Agent giving notice to the Borrowers or (if earlier) any Transaction Obligor becoming aware of the failure to comply.

39.5 Misrepresentation

Any representation or statement made or deemed to be made by a Transaction Obligor in the Finance Documents or any other document delivered by or on behalf of any Transaction Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made.

39.6 Cross default

(a) Any Financial Indebtedness of any Transaction Obligor (other than an Approved Manager) is not paid when due nor within any originally applicable grace period.

(b) Any Financial Indebtedness of any Transaction Obligor (other than an Approved Manager) is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c) Any creditor of any Transaction Obligor (other than an Approved Manager) becomes entitled to declare any Financial Indebtedness of any Transaction Obligor (other than the Approved Manager) due and payable prior to its specified maturity as a result of an event of default (however described).

(d) No Event of Default will occur under this Clause 27.6 (Cross default) in respect of the Guarantor if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (b) above is less than $20,000,000 (or its equivalent in any other currency).

39.7 Insolvency

(a) A Transaction Obligor (other than an Approved Manager):

(i) is unable or admits inability to pay its debts as they fall due; or

(ii) is deemed to, or is declared to, be unable to pay its debts under applicable law; or

(iii) suspends or threatens to suspend marking payments on, any of its debts.

(b) The value of the assets of either Borrower is less than its liabilities (taking into account contingent and prospective liabilities).

(c) A moratorium is declared in respect of any indebtedness of any Transaction Obligor (other than an Approved Manager). If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

39.8 Insolvency proceedings

(a) Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement,

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scheme of arrangement or otherwise) of any Transaction Obligor (other than an Approved Manager);

(ii) a composition, compromise, assignment or arrangement with any creditor of any Transaction Obligor (other than an Approved Manager);

(iii) the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Transaction Obligor (other than an Approved Manager) or any of its assets; or

(iv) enforcement of any Security over any assets of any Transaction Obligor (other than an Approved Manager),

or any analogous procedure or step is taken in any jurisdiction.

(b) Paragraph (a) above shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement.

39.9 Creditors' process

Any expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of a Transaction Obligor (other than any Approved Manager or an arrest or detention of a Ship which, in accordance with Clause 27.14 (Arrest), is discharged within 30 days).

39.10 Ownership of the Obligors

There is in respect of any Obligor, a change in its ownership which results in the Guarantor owning directly or indirectly (but if indirectly only through companies with registered shares), less than 100 per cent. of the shares in that Obligor.

39.11 Unlawfulness, invalidity and ranking

(a) It is or becomes unlawful for a Transaction Obligor to perform any of its obligations under the Finance Documents.

(b) Any obligation of a Transaction Obligor under the Finance Documents is not or ceases to be legal, valid, binding or enforceable.

(c) Any Finance Document ceases to be in full force and effect or to be continuing or is or purports to be determined or any Transaction Security is alleged by a party to it (other than a Finance Party) to be ineffective.

(d) Any Transaction Security proves to have ranked after, or loses its priority to, any other Security.

39.12 Security imperilled

Any Security created or intended to be created by a Finance Document is in any way imperilled or in jeopardy.

39.13 Cessation of business

Any Transaction Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

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39.14 Arrest

Any arrest of a Ship or its detention in the exercise or the purported exercise of any lien or claim unless it is redelivered to the full control of the relevant Borrower within 30 days of such arrest or detention.

39.15 Expropriation

The authority or ability of any member of the Group to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any member of the Group or any of its assets other than:

(a) an arrest or detention of a Ship referred to in Clause 27.14 (Arrest); or

(b) any Requisition.

39.16 Repudiation and rescission of agreements

A Transaction Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Transaction Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Transaction Document or any Transaction Security.

39.17 Litigation

Any litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency are started or threatened, or any judgment or order of a court, arbitral body or agency is made, in relation to any of the Transaction Documents or the transactions contemplated in any of the Transaction Documents or against any member of the Group or its assets which has or is reasonably likely to have a Material Adverse Effect.

39.18 Sanctions

(a) Any Transaction Obligor or any of their respective Subsidiaries, directors, officers, employees or agents is designated a Prohibited Person or a Ship is designated a Sanctioned Ship.

(b) This Clause 27.18 (Sanctions) is without prejudice to any other Event of Default which may occur by reason of breach of, or non-compliance with, any of the other provisions of this Agreement which relate to Sanctions.

39.19 Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

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39.20 Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, and shall if so directed by the Majority Lenders:

(a) by notice to the Borrowers:

(i) cancel the Available Commitment of each Lender, whereupon they shall immediately be cancelled;

(ii) declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon it shall become immediately due and payable; and/or

(iii) declare that all or part of the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Facility Agent acting on the instructions of the Majority Lenders; and/or

(b) exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents,

and the Facility Agent may serve notices under sub-paragraphs (i), (ii) or (iii) of paragraph (a) above simultaneously or on different dates and any Servicing Party may take any action referred to in paragraph (b) above or Clause 27.21 (Enforcement of security) if no such notice is served or simultaneously with or at any time after the service of any of such notice.

39.21 Enforcement of security

On and at any time after the occurrence of an Event of Default the Security Agent may, and shall if so directed by the Majority Lenders, take any action which, as a result of the Event of Default or any notice served under Clause 27.20 (Acceleration), the Security Agent is entitled to take under any Finance Document or any applicable law or regulation.

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Section 9

Changes to Parties

40 Changes to the Lenders and the Hedge Counterparties

40.1 Assignments and transfers by the Lenders

Subject to this Clause 28 (Changes to the Lenders and the Hedge Counterparties), a Lender (the "Existing Lender") may:

(a) assign any of its rights; or

(b) transfer by novation any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in shipping loans (the "New Lender") after prior consultation with the Borrowers. Provided that no Event of Default has occurred and is continuing, KfW IPEX Bank GmbH will maintain 50 per cent. of the Total Commitment throughout the Security Period.

40.2 Conditions of assignment or transfer

(a) The consultation of the Borrowers is required for an assignment or transfer by an Existing Lender pursuant to Clause 28.1 (Assignments and transfers by the Lenders), unless the assignment or transfer is:

(i) to another Lender or an Affiliate of a Lender;

(ii) to a fund which is a Related Fund of that Lender or an Affiliate of that Lender; or

(iii) made at a time when an Event of Default is continuing, in which case the Existing Lender may assign any of its rights or transfer by novation any of its rights and obligations without the consultation of the Borrowers to any bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets.

(b) An assignment will only be effective on:

(i) receipt by the Facility Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Secured Parties as it would have been under if it had been an Original Lender; and

(ii) performance by the Facility Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

(c) Each Obligor on behalf of itself and each Transaction Obligor agrees that all rights and interests (present, future or contingent) which the Existing Lender has under or by virtue of the Finance Documents are assigned to the New Lender absolutely, free of any defects in the Existing

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Lender's title and of any rights or equities which a Borrower or any other Transaction Obligor had against the Existing Lender.

(d) A transfer will only be effective if the procedure set out in Clause 28.4 (Procedure for transfer) is complied with.

(e) If:

(i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, a Transaction Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (Tax Gross Up and Indemnities) or under that clause as incorporated by reference or in full in any other Finance Document or Clause 13 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (e) shall not apply in respect of an assignment or transfer made in the ordinary course of the primary syndication of the Facility.

(f) Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

40.3 Limitation of responsibility of Existing Lenders

(a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents, the Transaction Security or any other documents;

(ii) the financial condition of any Transaction Obligor;

(iii) the performance and observance by any Transaction Obligor of its obligations under the Transaction Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

and any representations or warranties implied by law are excluded.

(b) Each New Lender confirms to the Existing Lender and the other Finance Parties and the Secured Parties that it:

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(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Transaction Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Transaction Document or the Transaction Security; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Transaction Obligor and its related entities throughout the Security Period.

(c) Nothing in any Finance Document obliges an Existing Lender to:

(i) accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 28 (Changes to the Lenders and the Hedge Counterparties); or

(ii) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Transaction Obligor of its obligations under the Transaction Documents or otherwise.

40.4 Procedure for transfer

(a) Subject to the conditions set out in Clause 28.2 (Conditions of assignment or transfer), a transfer is effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with this Agreement and delivered in accordance with this Agreement, execute that Transfer Certificate.

(b) The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c) Subject to Clause 28.8 (Pro rata interest settlement), on the Transfer Date:

(i) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security, each of the Transaction Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the "Discharged Rights and Obligations");

(ii) each of the Transaction Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Transaction Obligor and the New Lender have assumed and/or acquired the same in place of that Transaction Obligor and the Existing Lender;

(iii) the Facility Agent, the Security Agent, the Mandated Lead Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations

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between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Security Agent, the Mandated Lead Arranger and the Existing Lenders shall each be released from further obligations to each other under the Finance Documents; and

(iv) the New Lender shall become a Party as a "Lender".

40.5 Procedure for assignment

(a) Subject to the conditions set out in Clause 28.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b) The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c) Subject to Clause 28.8 (Pro rata interest settlement), on the Transfer Date:

(i) the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

(ii) the Existing Lender will be released from the obligations (the "Relevant Obligations") expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

(iii) the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.

(d) Lenders may utilise procedures other than those set out in this Clause 28.5 (Procedure for assignment) to assign their rights under the Finance Documents (but not, without the consent of the relevant Transaction Obligor or unless in accordance with Clause 28.4 (Procedure for transfer), to obtain a release by that Transaction Obligor from the obligations owed to that Transaction Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 28.2 (Conditions of assignment or transfer).

40.6 Copy of Transfer Certificate or Assignment Agreement to Borrowers

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrowers a copy of that Transfer Certificate or Assignment Agreement.

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40.7 Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 28 (Changes to the Lenders and the Hedge Counterparties), each Lender may without consulting with or obtaining consent from any Transaction Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a) any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b) any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by a Transaction Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

40.8 Pro rata interest settlement

(a) If the Facility Agent has notified the Lenders that it is able to distribute interest payments on a "pro rata basis" to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 28.4 (Procedure for transfer) or any assignment pursuant to Clause 28.5 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(i) any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date ("Accrued Amounts") and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six Monthly intervals after the first day of that Interest Period); and

(ii) the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(A) when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

(B) the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 28.8 (Pro rata interest settlement), have been payable to it on that date, but after deduction of the Accrued Amounts.

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(b) In this Clause 28.8 (Pro rata interest settlement) references to "Interest Period" shall be construed to include a reference to any other period for accrual of fees.

(c) An Existing Lender which retains the right to the Accrued Amounts pursuant to this Clause 28.8 (Pro rata interest settlement) but which does not have a Commitment shall be deemed not to be a Lender for the purposes of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve any request for a consent, waiver, amendment or other vote of Lenders under the Finance Documents.

40.9 Additional Hedge Counterparties

(a) The Borrowers or a Lender may request that a Lender or an Affiliate becomes an Additional Hedge Counterparty, with the prior approval of Facility Agent and (in the case of a request by a Lender) the Borrowers, by delivering to the Facility Agent a duly executed Hedge Counterparty Accession Letter.

(b) The relevant Lender or Affiliate will become an Additional Hedge Counterparty when (i) the Facility Agent enters into the relevant Hedge Counterparty Accession Letter and (ii) the relevant Borrowers have entered into any supplemental documentation and/or addenda to any Mortgage as reasonably required by the Facility Agent (which those Borrowers shall do upon the Facility Agent's request).

40.10 Change of Hedge Counterparty

Subject to Clause 28.13 (Costs), a Hedge Counterparty (the "Existing Hedge Counterparty") may (in accordance with the terms of the relevant Hedging Agreement and subject to any consent required under that Hedging Agreement and paragraph (s) of Clause 8.5 (Hedging)), transfer by novation any of its rights and obligations in respect of the Hedging Agreements to which it is a party if any transferee (the "New Hedge Counterparty") has (if not already a Party as a Hedge Counterparty) acceded to this Agreement pursuant to Clause 28.9 (Additional Hedge Counterparties) as a Hedge Counterparty.

40.11 Conditions of transfer

Each New Hedge Counterparty, by executing the Hedge Counterparty Accession Letter, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the Existing Hedge Counterparty in accordance with this Agreement on or prior to the date on which the transfer becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Hedge Counterparty would have been had it remained a Hedge Counterparty.

40.12 Limitation of responsibility of Hedge Counterparty

(a) Unless expressly agreed to the contrary, an Existing Hedge Counterparty makes no representation or warranty and assumes no responsibility to a New Hedge Counterparty for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents, the Transaction Security or any other documents;

(ii) the financial condition of any Transaction Obligor;

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(iii) the performance and observance by any Transaction Obligor of its obligations under the Transaction Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

and any representations or warranties implied by law are excluded.

(b) Each New Hedge Counterparty confirms to the Existing Hedge Counterparty and the other Finance Parties and the Secured Parties that it:

(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Transaction Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Hedge Counterparty or any other Finance Party in connection with any Transaction Document or the Transaction Security; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Transaction Obligor and its related entities throughout the Security Period.

(c) Nothing in any Finance Document obliges an Existing Hedge Counterparty to:

(i) accept a re-transfer from a New Hedge Counterparty of any of the rights and obligations transferred under this Clause 28 (Changes to the Lenders and Hedge Counterparties) or

(ii) support any losses directly or indirectly incurred by the New Hedge Counterparty by reason of the non-performance by any Transaction Obligor of its obligations under the Transaction Documents or otherwise.

40.13 Costs

The Existing Hedge Counterparty shall on demand (and irrespective of whether the novation is entered into) reimburse each of the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by each Secured Party in responding to, evaluating, negotiating or complying with the requested novation.

41 Changes to the Transaction Obligors

41.1 Assignment or transfer by Transaction Obligors

No Transaction Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

41.2 Release of security

(a) If a disposal of any asset subject to security created by a Security Document is made in the following circumstances:

(i) the disposal is permitted by the terms of any Finance Document;

(ii) all the Lenders agree to the disposal;

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(iii) the disposal is being made at the request of the Security Agent in circumstances where any security created by the Security Documents has become enforceable; or

(iv) the disposal is being effected by enforcement of a Security Document,

the Security Agent may release the asset(s) being disposed of from any security over those assets created by a Security Document. However, the proceeds of any disposal (or an amount corresponding to them) must be applied in accordance with the requirements of the Finance Documents (if any).

(b) If the Security Agent is satisfied that a release is allowed under this Clause 29.2 (Release of security) (at the request and expense of the Borrowers) each Finance Party must enter into any document and do all such other things which are reasonably required to achieve that release. Each other Finance Party irrevocably authorises the Security Agent to enter into any such document. Any release will not affect the obligations of any other Transaction Obligor under the Finance Documents.

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Section 10

The Finance Parties

42 The Facility Agent and the Mandated Lead Arranger

42.1 Appointment of the Facility Agent

(a) Each of the Mandated Lead Arranger, the Lenders and the Hedge Counterparties appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b) Each of the Mandated Lead Arranger, the Lenders and the Hedge Counterparties authorises the Facility Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.

42.2 Instructions

(a) The Facility Agent shall:

(i) unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by:

(A) all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B) in all other cases, the Majority Lenders; and

(ii) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties).

(b) The Facility Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facility Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c) Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d) Paragraph (a) above shall not apply:

(i) where a contrary indication appears in a Finance Document;

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(ii) where a Finance Document requires the Facility Agent to act in a specified manner or to take a specified action;

(iii) in respect of any provision which protects the Facility Agent's own position in its personal capacity as opposed to its role of Facility Agent for the relevant Finance Parties.

(e) If giving effect to instructions given by the Majority Lenders would in the Facility Agent's opinion have an effect equivalent to an amendment or waiver referred to in Clause 44 (Amendments and Waivers), the Facility Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Facility Agent) whose consent would have been required in respect of that amendment or waiver.

(f) In exercising any discretion to exercise a right, power or authority under the Finance Documents where it has not received any instructions as to the exercise of that discretion the Facility Agent shall do so having regard to the interests of all the Finance Parties.

(g) The Facility Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h) Without prejudice to the remainder of this Clause 30.2 (Instructions), in the absence of instructions, the Facility Agent shall not be obliged to take any action (or refrain from taking action) even if it considers acting or not acting to be in the best interests of the Finance Parties. The Facility Agent may act (or refrain from acting) as it considers to be in the best interest of the Finance Parties.

(i) The Facility Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

42.3 Duties of the Facility Agent

(a) The Facility Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

(b) Subject to paragraph (c) below, the Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.

(c) Without prejudice to Clause 28.6 (Copy of Transfer Certificate or Assignment Agreement to Borrowers), paragraph (b) above shall not apply to any Transfer Certificate or any Assignment Agreement.

(d) Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

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(e) If the Facility Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f) If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent, the Mandated Lead Arranger or the Security Agent) under this Agreement, it shall promptly notify the other Finance Parties.

(g) The Facility Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

42.4 Role of the Mandated Lead Arranger

Except as specifically provided in the Finance Documents, the Mandated Lead Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

42.5 No fiduciary duties

(a) Nothing in any Finance Document constitutes the Facility Agent or the Mandated Lead Arranger as a trustee or fiduciary of any other person.

(b) Neither the Facility Agent nor the Mandated Lead Arranger shall be bound to account to other Finance Party for any sum or the profit element of any sum received by it for its own account.

42.6 Application of receipts

Except as expressly stated to the contrary in any Finance Document, any moneys which the Facility Agent receives or recovers in its capacity as Facility Agent shall be applied by the Facility Agent in accordance with Clause 34.5 (Application of receipts; partial payments).

42.7 Business with the Group

The Facility Agent and the Mandated Lead Arranger may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any member of the Group.

42.8 Rights and discretions

(a) The Facility Agent may:

(i) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii) assume that:

(A) any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents; and

(B) unless it has received notice of revocation, that those instructions have not been revoked; and

(iii) rely on a certificate from any person:

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(A) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B) to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b) The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Finance Parties) that:

(i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 27.2 (Non-payment));

(ii) any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iii) any notice or request made by any Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Transaction Obligors.

(c) The Facility Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d) Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Facility Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Facility Agent (and so separate from any lawyers instructed by the Lenders) if the Facility Agent in its reasonable opinion deems this to be desirable.

(e) The Facility Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Facility Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f) The Facility Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i) be liable for any error of judgment made by any such person; or

(ii) be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Facility Agent's gross negligence or wilful misconduct.

(g) Unless a Finance Document expressly provides otherwise the Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.

(h) Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Mandated Lead Arranger is obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

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(i) Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

42.9 Responsibility for documentation

Neither the Facility Agent nor the Mandated Lead Arranger is responsible or liable for:

(a) the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, the Mandated Lead Arranger, a Transaction Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(c) any determination as to whether any information provided or to be provided to any Finance Party or Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

42.10 No duty to monitor

The Facility Agent shall not be bound to enquire:

(a) whether or not any Default has occurred;

(b) as to the performance, default or any breach by any Transaction Obligor of its obligations under any Transaction Document; or

(c) whether any other event specified in any Transaction Document has occurred.

42.11 Exclusion of liability

(a) Without limiting paragraph (b) below (and without prejudice to paragraph (e) of Clause 34.11 (Disruption to Payment Systems etc.) or any other provision of any Finance Document excluding or limiting the liability of the Facility Agent), the Facility Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

(ii) exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation

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of, under or in connection with, any Transaction Document or the Security Property; or

(iii) any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv) without prejudice to the generality of sub-paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A) any act, event or circumstance not reasonably within its control; or

(B) the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b) No Party other than the Facility Agent may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Facility Agent may rely on this paragraph (b) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c) The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d) Nothing in this Agreement shall oblige the Facility Agent or the Mandated Lead Arranger carry out:

(i) any "know your customer" or other checks in relation to any person; or

(ii) any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Facility Agent and the Mandated Lead Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Mandated Lead Arranger.

(e) Without prejudice to any provision of any Finance Document excluding or limiting the Facility Agent's liability, any liability (including, without limitation, for negligence or any other category of liability whatsoever) of the Facility Agent arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facility Agent or, if later, the date on which the loss arises as a result of such

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default) but without reference to any special conditions or circumstances known to the Facility Agent at any time which increase the amount of that loss. In no event shall the Facility Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facility Agent has been advised of the possibility of such loss or damages.

42.12 Lenders' indemnity to the Facility Agent

(a) Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 34.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by a Transaction Obligor pursuant to a Finance Document).

(b) Subject to paragraph (c) below, the Borrowers shall immediately on demand reimburse any Lender for any payment that Lender makes to the Facility Agent pursuant to paragraph (a) above.

(c) Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Facility Agent to an Obligor.

42.13 Resignation of the Facility Agent

(a) The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrowers.

(b) Alternatively, the Facility Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders may appoint a successor Facility Agent.

(c) If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Facility Agent may appoint a successor Facility Agent.

(d) If the Facility Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Facility Agent is entitled to appoint a successor Facility Agent under paragraph (c) above, the Facility Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Facility Agent to become a party to this Agreement as Facility Agent) agree with the proposed successor Facility Agent amendments to this Clause 30 (The Facility Agent and the Mandated Lead Arranger) and any other term of this Agreement dealing with the rights or obligations of the Facility Agent consistent with then current market practice for the appointment and protection of corporate trustees.

(e) The retiring Facility Agent shall make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance

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Documents. The Borrowers shall, within three Business Days of demand, reimburse the retiring Facility Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(f) The Facility Agent's resignation notice shall only take effect upon the appointment of a successor.

(g) Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of Clause 14.4 (Indemnity to the Facility Agent) and this Clause 30 (The Facility Agent and the Mandated Lead Arranger) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Facility Agent. Any fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h) The Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (e) above shall be for the account of the Borrowers.

(i) The consent of any Borrower (or any other Transaction Obligor) is not required for an assignment or transfer of rights and/or obligations by the Facility Agent.

(j) The Facility Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Facility Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Facility Agent under the Finance Documents, either:

(i) the Facility Agent fails to respond to a request under Clause 12.7 (FATCA Information) and a Lender reasonably believes that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii) the information supplied by the Facility Agent pursuant to Clause 12.7 (FATCA Information) indicates that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii) the Facility Agent notifies the Borrowers and the Lenders that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Facility Agent were a FATCA Exempt Party, and that Lender, by notice to the Facility Agent, requires it to resign.

42.14 Confidentiality

(a) In acting as Facility Agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

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(b) If information is received by a division or department of the Facility Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Facility Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

(c) Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Mandated Lead Arranger is obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

42.15 Relationship with the other Finance Parties

(a) Subject to Clause 28.8 (Pro rata interest settlement), the Facility Agent may treat the person shown in its records as Lender or Hedge Counterparty at the opening of business (in the place of the Facility Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office or, as the case may be, the Hedge Counterparty:

(i) entitled to or liable for any payment due under any Finance Document on that day; and

(ii) entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days' prior notice from that Lender or Hedge Counterparty to the contrary in accordance with the terms of this Agreement.

(b) Each Finance Party shall supply the Facility Agent with any information that the Security Agent may reasonably specify (through the Facility Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Finance Party shall deal with the Security Agent exclusively through the Facility Agent and shall not deal directly with the Security Agent and any reference to any instructions being given by or sought from any Finance Party or group of Finance Parties by or to the Security Agent in this Agreement must be given or sought through the Facility Agent.

(c) Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 37.5 (Electronic communication)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address (or such other information), department and officer by that Lender for the purposes of Clause 37.2 (Addresses) and sub-paragraph (ii) of paragraph (a) of Clause 37.5 (Electronic communication) and the Facility Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

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42.16 Credit appraisal by the Finance Parties

Without affecting the responsibility of any Transaction Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Facility Agent and the Mandated Lead Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a) the financial condition, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(c) whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(d) the adequacy, accuracy or completeness of any information provided by the Facility Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(e) the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.

42.17 Facility Agent's management time

Any amount payable to the Facility Agent under Clause 14.4 (Indemnity to the Facility Agent), Clause 16 (Costs and Expenses) and Clause 30.12 (Lenders' indemnity to the Facility Agent) shall include the cost of utilising the Facility Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Borrowers and the other Finance Parties, and is in addition to any fee paid or payable to the Facility Agent under Clause 11 (Fees).

42.18 Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents, the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

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42.19 Reliance and engagement letters

Each Secured Party confirms that each of the Mandated Lead Arranger and the Facility Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Mandated Lead Arranger or the Facility Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

42.20 Full freedom to enter into transactions

Without prejudice to Clause 30.7 (Business with the Group) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Facility Agent shall be absolutely entitled:

(a) to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Transaction Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Transaction Obligor or any person who is party to, or referred to in, a Finance Document);

(b) to deal in and enter into and arrange transactions relating to:

(i) any securities issued or to be issued by any Transaction Obligor or any other person; or

(ii) any options or other derivatives in connection with such securities; and

(c) to provide advice or other services to any Borrower or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Facility Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

42.21 Amounts paid in error

(a) If the Facility Agent pays an amount to another Party and the Facility Agent notifies that Party that such payment was an Erroneous Payment then the Party to whom that amount was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

(b) Neither:

(i) the obligations of any Party to the Facility Agent; nor

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(ii) the remedies of the Facility Agent,

(whether arising under this Clause 30.21 (Amounts paid in error) or otherwise) which relate to an Erroneous Payment will be affected by any act, omission, matter or thing which, but for this paragraph (b), would reduce, release or prejudice any such obligation or remedy (whether or not known by the Facility Agent or any other Party).

(c) All payments to be made by a Party to the Facility Agent (whether made pursuant to this Clause 30.21 (Amounts paid in error) or otherwise) which relate to an Erroneous Payment shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

(d) In this Agreement, "Erroneous Payment" means a payment of an amount by the Facility Agent to another Party which the Facility Agent determines (in its sole discretion) was made in error.

43 The Security Agent

43.1 Trust

(a) The Security Agent declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Agreement and shall deal with the Security Property in accordance with this Clause 31 (The Security Agent) and the other provisions of the Finance Documents.

(b) Each other Finance Party authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.

43.2 Parallel Debt (Covenant to pay the Security Agent)

(a) Each Obligor irrevocably and unconditionally undertakes to pay to the Security Agent its Parallel Debt which shall be amounts equal to, and in the currency or currencies of, its Corresponding Debt.

(b) The Parallel Debt of an Obligor:

(i) shall become due and payable at the same time as its Corresponding Debt;

(ii) is independent and separate from, and without prejudice to, its Corresponding Debt.

(c) For the purposes of this Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent:

(i) is the independent and separate creditor of each Parallel Debt;

(ii) acts in its own name and not as agent, representative or trustee of the Finance Parties and its claims in respect of each Parallel Debt shall not be held on trust; and

(iii) shall have the independent and separate right to demand payment of each Parallel Debt in its own name (including, without limitation, through any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in any kind of insolvency proceeding).

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(d) The Parallel Debt of an Obligor shall be:

(i) decreased to the extent that its Corresponding Debt has been irrevocably and unconditionally paid or discharged; and

(ii) increased to the extent that its Corresponding Debt has increased,

and the Corresponding Debt of an Obligor shall be decreased to the extent that its Parallel Debt has been irrevocably and unconditionally paid or discharged,

in each case provided that the Parallel Debt of an Obligor shall never exceed its Corresponding Debt.

(e) All amounts received or recovered by the Security Agent in connection with this Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) to the extent permitted by applicable law, shall be applied in accordance with Clause 34.5 (Application of receipts; partial payments).

(f) This Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) shall apply, with any necessary modifications, to each Finance Document.

43.3 Enforcement through Security Agent only

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Security Documents except through the Security Agent.

43.4 Instructions

(a) The Security Agent shall:

(i) unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by:

(A) all Lenders (or the Facility Agent on their behalf) if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B) in all other cases, the Majority Lenders (or the Facility Agent on their behalf); and

(ii) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) above (or if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties).

(b) The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or the Facility Agent on their behalf) (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

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(c) Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Security Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d) Paragraph (a) above shall not apply:

(i) where a contrary indication appears in a Finance Document;

(ii) where a Finance Document requires the Security Agent to act in a specified manner or to take a specified action;

(iii) in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the relevant Secured Parties.

(iv) in respect of the exercise of the Security Agent's discretion to exercise a right, power or authority under any of:

(A) Clause 31.28 (Application of receipts);

(B) Clause 31.29 (Permitted Deductions); and

(C) Clause 31.30 (Prospective liabilities).

(e) If giving effect to instructions given by the Majority Lenders would in the Security Agent's opinion have an effect equivalent to an amendment or waiver referred to in Clause 44 (Amendments and Waivers), the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that amendment or waiver.

(f) In exercising any discretion to exercise a right, power or authority under the Finance Documents where either:

(i) it has not received any instructions as to the exercise of that discretion; or

(ii) the exercise of that discretion is subject to sub-paragraph (iv) of paragraph (d) above,

the Security Agent shall do so having regard to the interests of all the Secured Parties.

(g) The Security Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h) Without prejudice to the remainder of this Clause 31.4 (Instructions), in the absence of instructions, the Security Agent may (but shall not be obliged to) take such action in the exercise of its powers and duties under the Finance Documents as it considers in its discretion to be appropriate.

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(i) The Security Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

43.5 Duties of the Security Agent

(a) The Security Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

(b) The Security Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.

(c) Except where a Finance Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d) If the Security Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(e) The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

43.6 No fiduciary duties

(a) Nothing in any Finance Document constitutes the Security Agent as an agent, trustee or fiduciary of any Transaction Obligor.

(b) The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

43.7 Business with the Group

The Security Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any member of the Group.

43.8 Rights and discretions

(a) The Security Agent may:

(i) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii) assume that:

(A) any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents;

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(B) unless it has received notice of revocation, that those instructions have not been revoked;

(C) if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied; and

(iii) rely on a certificate from any person:

(A) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B) to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b) The Security Agent shall be entitled to carry out all dealings with the other Finance Parties through the Facility Agent and may give to the Facility Agent any notice or other communication required to be given by the Security Agent to any Finance Party.

(c) The Security Agent may assume (unless it has received notice to the contrary in its capacity as security agent for the Secured Parties) that:

(i) no Default has occurred;

(ii) any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iii) any notice or request made by any Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Transaction Obligors.

(d) The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(e) Without prejudice to the generality of paragraph (c) above or paragraph (f) below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by the Facility Agent or the Lenders) if the Security Agent in its reasonable opinion deems this to be desirable.

(f) The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(g) The Security Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i) be liable for any error of judgment made by any such person; or

(ii) be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

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unless such error or such loss was directly caused by the Security Agent's gross negligence or wilful misconduct.

(h) Unless a Finance Document expressly provides otherwise the Security Agent may disclose to any other Party any information it reasonably believes it has received as security agent under the Finance Documents.

(i) Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j) Notwithstanding any provision of any Finance Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

43.9 Responsibility for documentation

None of the Security Agent, any Receiver or Delegate is responsible or liable for:

(a) the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, the Mandated Lead Arranger, a Transaction Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(c) any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

43.10 No duty to monitor

The Security Agent shall not be bound to enquire:

(a) whether or not any Default has occurred;

(b) as to the performance, default or any breach by any Transaction Obligor of its obligations under any Transaction Document; or

(c) whether any other event specified in any Transaction Document has occurred.

43.11 Exclusion of liability

(a) Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or

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Delegate), none of the Security Agent nor any Receiver or Delegate will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

(ii) exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(iii) any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv) without prejudice to the generality of sub-paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:

(A) any act, event or circumstance not reasonably within its control; or

(B) the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b) No Party other than the Security Agent, that Receiver or that Delegate (as applicable) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c) The Security Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Security Agent if the Security Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Security Agent for that purpose.

(d) Nothing in this Agreement shall oblige the Security Agent to carry out:

(i) any "know your customer" or other checks in relation to any person; or

(ii) any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

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on behalf of any Finance Party and each Finance Party confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

(e) Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or Delegate, any liability (including, without limitation, for negligence or any other category of liability whatsoever) of the Security Agent or any Receiver or Delegate arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent. Receiver or Delegate or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, any Receiver or Delegate at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, the Receiver or Delegate has been advised of the possibility of such loss or damages.

43.12 Lenders' indemnity to the Security Agent

(a) Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Security Agent and every Receiver, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by any of them (otherwise than by reason of the Security Agent's or Receiver's gross negligence or wilful misconduct) in acting as Security Agent or Receiver under the Finance Documents (unless the Security Agent or Receiver has been reimbursed by a Transaction Obligor pursuant to a Finance Document).

(b) Subject to paragraph (c) below, the Borrowers shall immediately on demand reimburse any Lender for any payment that Lender makes to the Security Agent pursuant to paragraph (a) above.

(c) Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Security Agent to an Obligor.

43.13 Resignation of the Security Agent

(a) The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrowers.

(b) Alternatively, the Security Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders may appoint a successor Security Agent.

(c) If the Majority Lenders have not appointed a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Security Agent may appoint a successor Security Agent.

(d) The retiring Security Agent shall make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Finance Documents. The Borrowers shall, within three Business Days of demand, reimburse

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the retiring Security Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(e) The Security Agent's resignation notice shall only take effect upon:

(i) the appointment of a successor; and

(ii) the transfer, by way of a document expressed as a deed, of all the Security Property to that successor.

(f) Upon the appointment of a successor, the retiring Security Agent shall be discharged, by way of a document executed as a deed, from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of Clause 31.25 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of Clause 14.5 (Indemnity to the Security Agent) and this Clause 31 (The Security Agent) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Security Agent. Any fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g) The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Borrowers.

(h) The consent of any Borrower (or any other Transaction Obligor) is not required for an assignment or transfer of rights and/or obligations by the Security Agent.

43.14 Confidentiality

(a) In acting as Security Agent for the Finance Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by a division or department of the Security Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Security Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

(c) Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

43.15 Credit appraisal by the Finance Parties

Without affecting the responsibility of any Transaction Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its

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own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a) the financial condition, status and nature of each member of the Group;

(b) the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(c) whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(d) the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(e) the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.

43.16 Security Agent's management time

(a) Any amount payable to the Security Agent under Clause 14.5 (Indemnity to the Security Agent), Clause 16 (Costs and Expenses) and Clause 31.12 (Lenders' indemnity to the Security Agent) shall include the cost of utilising the Security Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Security Agent may notify to the Borrowers and the other Finance Parties, and is in addition to any fee paid or payable to the Security Agent under Clause 11 (Fees).

(b) Without prejudice to paragraph (a) above, in the event of:

(i) a Default;

(ii) the Security Agent being requested by a Transaction Obligor or the Majority Lenders to undertake duties which the Security Agent and the Borrowers agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Finance Documents; or

(iii) the Security Agent and the Borrowers agreeing that it is otherwise appropriate in the circumstances,

the Borrowers shall pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (c) below.

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(c) If the Security Agent and the Borrowers fail to agree upon the nature of the duties, or upon the additional remuneration referred to in paragraph (b) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Agent and approved by the Borrowers or, failing approval, nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Borrowers) and the determination of any investment bank shall be final and binding upon the Parties.

43.17 Reliance and engagement letters

Each Secured Party confirms that the Security Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Security Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

43.18 No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a) require the deposit with it of any deed or document certifying, representing or constituting the title of any Transaction Obligor to any of the Security Assets;

(b) obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(c) register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(d) take, or to require any Transaction Obligor to take, any step to perfect its title to any of the Security Assets or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e) require any further assurance in relation to any Finance Document.

43.19 Insurance by Security Agent

(a) The Security Agent shall not be obliged:

(i) to insure any of the Security Assets;

(ii) to require any other person to maintain any insurance; or

(iii) to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

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(b) Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Majority Lenders request it to do so in writing and the Security Agent fails to do so within 14 days after receipt of that request.

43.20 Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

43.21 Delegation by the Security Agent

(a) Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b) That delegation may be made upon any terms and conditions (including the power to sub delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c) No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of any such delegate or sub delegate.

43.22 Additional Security Agents

(a) The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i) if it considers that appointment to be in the interests of the Secured Parties; or

(ii) for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii) for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrowers and the Finance Parties of that appointment.

(b) Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c) The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant

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to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

43.23 Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Transaction Obligor may have to any of the Security Assets and shall not be liable for or bound to require any Transaction Obligor to remedy any defect in its right or title.

43.24 Releases

Upon a disposal of any of the Security Assets pursuant to the enforcement of the Transaction Security by a Receiver, a Delegate or the Security Agent, the Security Agent is irrevocably authorised (at the cost of the Borrowers and without any consent, sanction, authority or further confirmation from any other Secured Party) to release, without recourse or warranty, that property from the Transaction Security and to execute any release of the Transaction Security or other claim over that asset and to issue any certificates of non-crystallisation of floating charges that may be required or desirable.

43.25 Winding up of trust

If the Security Agent, with the approval of the Facility Agent determines that:

(a) all of the Secured Liabilities and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b) no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Transaction Obligor pursuant to the Finance Documents, then

(i) the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii) any Security Agent which has resigned pursuant to Clause 31.13 (Resignation of the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document.

43.26 Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

43.27 Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement and the other Finance Documents. Where there are any inconsistencies between (i) the Trustee Acts 1925 and 2000 and (ii) the provisions of

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this Agreement and any other Finance Document, the provisions of this Agreement and any other Finance Document shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement and any other Finance Document shall constitute a restriction or exclusion for the purposes of the Trustee Act 2000.

43.28 Application of receipts

All amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Document, under Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) or in connection with the realisation or enforcement of all or any part of the Security Property (for the purposes of this Clause 31 (The Security Agent), the "Recoveries") shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the remaining provisions of this Clause 31 (The Security Agent)), in the following order of priority:

(a) in discharging any sums owing to the Security Agent (in its capacity as such) other than pursuant to Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) or any Receiver or Delegate;

(b) in payment or distribution to the Facility Agent, on its behalf and on behalf of the other Secured Parties, for application towards the discharge of all sums due and payable by any Transaction Obligor under any of the Finance Documents in accordance with Clause 34.5 (Application of receipts; partial payments);

(c) if none of the Transaction Obligors is under any further actual or contingent liability under any Finance Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to any Transaction Obligor; and

(d) the balance, if any, in payment or distribution to the relevant Transaction Obligor.

43.29 Permitted Deductions

The Security Agent may, in its discretion:

(a) set aside by way of reserve amounts required to meet, and to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement; and

(b) pay all Taxes which may be assessed against it in respect of any of the Security Property, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

43.30 Prospective liabilities

Following enforcement of any of the Transaction Security, the Security Agent may, in its discretion, or at the request of the Facility Agent, hold any Recoveries in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) for later payment to the Facility Agent for application in accordance with Clause 31.28 (Application of receipts) in respect of:

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(a) any sum to the Security Agent, any Receiver or any Delegate; and

(b) any part of the Secured Liabilities,

that the Security Agent or, in the case of paragraph (b) only, the Facility Agent, reasonably considers, in each case, might become due or owing at any time in the future.

43.31 Investment of proceeds

Prior to the payment of the proceeds of the Recoveries to the Facility Agent for application in accordance with Clause 31.28 (Application of receipts) the Security Agent may, in its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the payment from time to time of those moneys in the Security Agent's discretion in accordance with the provisions of Clause 31.28 (Application of receipts).

43.32 Currency conversion

(a) For the purpose of, or pending the discharge of, any of the Secured Liabilities the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at a market rate of exchange.

(b) The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

43.33 Good discharge

(a) Any payment to be made in respect of the Secured Liabilities by the Security Agent may be made to the Facility Agent on behalf of the Secured Parties and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.

(b) The Security Agent is under no obligation to make the payments to the Facility Agent under paragraph (a) above in the same currency as that in which the obligations and liabilities owing to the relevant Finance Party are denominated.

43.34 Amounts received by Obligors

If any of the Obligors receives or recovers any amount which, under the terms of any of the Finance Documents, should have been paid to the Security Agent, the Obligors will ensure that such amount received or recovered is held on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement.

43.35 Application and consideration

In consideration for the covenants given to the Security Agent by each Obligor in relation to Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent agrees with each Obligor to apply all moneys from time to time paid by such Obligor to the Security Agent in accordance with the foregoing provisions of this Clause 31 (The Security Agent).

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43.36 Full freedom to enter into transactions

Without prejudice to Clause 31.7 (Business with the Group) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Security Agent shall be absolutely entitled:

(a) to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Transaction Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Transaction Obligor or any person who is party to, or referred to in, a Finance Document);

(b) to deal in and enter into and arrange transactions relating to:

(i) any securities issued or to be issued by any Transaction Obligor or any other person; or

(ii) any options or other derivatives in connection with such securities; and

(c) to provide advice or other services to the Borrowers or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Security Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

44 Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a) interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c) oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

45 Sharing among the Finance Parties

45.1 Payments to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from a Transaction Obligor other than in accordance with Clause 34 (Payment Mechanics) (a "Recovered Amount") and applies that amount to a payment due to it under the Finance Documents then:

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(a) the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;

(b) the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 34 (Payment Mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(c) the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 34.5 (Application of receipts; partial payments).

45.2 Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Transaction Obligor and distribute it among the Finance Parties (other than the Recovering Finance Party) (the "Sharing Finance Parties") in accordance with Clause 34.5 (Application of receipts; partial payments) towards the obligations of that Transaction Obligor to the Sharing Finance Parties.

45.3 Recovering Finance Party's rights

On a distribution by the Facility Agent under Clause 33.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from a Transaction Obligor, as between the relevant Transaction Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Transaction Obligor.

45.4 Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a) each Sharing Finance Party shall, upon request of the Facility Agent, pay to the Facility Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "Redistributed Amount"); and

(b) as between the relevant Transaction Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Transaction Obligor.

45.5 Exceptions

(a) This Clause 33 (Sharing among the Finance Parties) shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Transaction Obligor.

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(b) A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i) it notified that other Finance Party of the legal or arbitration proceedings; and

(ii) that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

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Section 11

Administration

46 Payment Mechanics

46.1 Payments to the Facility Agent

(a) On each date on which a Transaction Obligor or a Lender is required to make a payment under a Finance Document, that Transaction Obligor or Lender shall make an amount equal to such payment available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or Frankfurt, as specified by the Facility Agent) and with such bank as the Facility Agent, in each case, specifies.

46.2 Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 34.3 (Distributions to a Transaction Obligor) and Clause 34.4 (Clawback and pre-funding) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days' notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or Frankfurt), as specified by that Party or, in the case of an Advance, to such account of such person as may be specified by the Borrowers in a Utilisation Request.

46.3 Distributions to a Transaction Obligor

The Facility Agent may (with the consent of the Transaction Obligor or in accordance with Clause 35 (Set-Off)) apply any amount received by it for that Transaction Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Transaction Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

46.4 Clawback and pre-funding

(a) Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b) Unless paragraph (c) below applies, if the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest

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on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

(c) If the Facility Agent is willing to make available amounts for the account of the Borrowers before receiving funds from the Lenders then if and to the extent that the Facility Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to the Borrowers:

(i) the Borrowers shall on demand refund it to the Facility Agent; and

(ii) the Lender by whom those funds should have been made available or, if the Lender fails to do so, the Borrowers, shall on demand pay to the Facility Agent the amount (as certified by the Facility Agent) which will indemnify the Facility Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

46.5 Application of receipts; partial payments

(a) If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by a Transaction Obligor under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Transaction Obligor under the Finance Documents in the following order:

(i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of, and any other amounts owing to, the Facility Agent, the Security Agent, any Receiver or any Delegate under the Finance Documents;

(ii) secondly, in or towards payment pro rata of:

(A) any accrued interest and fees due but unpaid to the Lenders under this Agreement; and

(B) any periodical payments (not being payments as a result of termination or closing out) due but unpaid to the Hedge Counterparties under the Hedging Agreements;

(iii) thirdly, in or towards payment pro rata of:

(A) any principal due but unpaid to the Lenders under this Agreement; and

(B) any payments as a result of termination or closing out due but unpaid to the Hedge Counterparties under the Hedging Agreements; and

(iv) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b) The Facility Agent shall, if so directed by the Majority Lenders and the Hedge Counterparties, vary, or instruct the Security Agent to vary (as applicable) the order set out in sub-paragraphs (ii) to (iv) of paragraph (a) above.

(c) Paragraphs (a) and (b) above will override any appropriation made by a Transaction Obligor.

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46.6 No set-off by Transaction Obligors

(a) All payments to be made by a Transaction Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

(b) Paragraph (a) above shall not affect the operation of any payment or close-out netting in respect of any amounts owing under any Hedging Agreement.

46.7 Business Days

(a) Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

46.8 Currency of account

(a) Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from a Transaction Obligor under any Finance Document.

(b) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(c) Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

46.9 Change of currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Borrowers); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Borrowers) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

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46.10 Currency Conversion

(a) For the purpose of, or pending any payment to be made by any Servicing Party under any Finance Document, such Servicing Party may convert any moneys received or recovered by it from one currency to another, at a market rate of exchange.

(b) The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

46.11 Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by a Borrower that a Disruption Event has occurred:

(a) the Facility Agent may, and shall if requested to do so by a Borrower, consult with the Borrowers with a view to agreeing with the Borrowers such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

(b) the Facility Agent shall not be obliged to consult with the Borrowers in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c) the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d) any such changes agreed upon by the Facility Agent and the Borrowers shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties and any Transaction Obligors as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 44 (Amendments and Waivers);

(e) the Facility Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 34.11 (Disruption to Payment Systems etc.); and

(f) the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

47 Set-Off

A Finance Party may set off any matured obligation due from a Transaction Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Transaction Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

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48 Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a) any Bail-In Action in relation to any such liability, including (without limitation):

(i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii) a cancellation of any such liability; and

(b) a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

49 Notices

49.1 Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

49.2 Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents are:

(a) in the case of the Borrowers, that specified in Schedule 1 (The Parties);

(b) in the case of each Lender, each Hedge Counterparty or the other Obligor, that specified in Schedule 1 (The Parties) or, if it becomes a Party after the date of this Agreement, that notified in writing to the Facility Agent on or before the date on which it becomes a Party;

(c) in the case of the Facility Agent, that specified in Part C of Schedule 1 (The Parties);

(d) in the case of the Security Agent, that specified in Part C of Schedule 1 (The Parties); and

(e) in the case of the Mandated Lead Arranger, that specified in Part D of Schedule 1 (The Parties),

or any substitute address, fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days' notice.

49.3 Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

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(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 37.2 (Addresses), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to a Servicing Party will be effective only when actually received by that Servicing Party and then only if it is expressly marked for the attention of the department or officer of that Servicing Party specified in Schedule 1 (The Parties) (or any substitute department or officer as that Servicing Party shall specify for this purpose).

(c) All notices from or to a Transaction Obligor shall be sent through the Facility Agent unless otherwise specified in any Finance Document.

(d) Any communication or document made or delivered to the Borrowers in accordance with this Clause will be deemed to have been made or delivered to each of the Transaction Obligors.

(e) Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

49.4 Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 37.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

49.5 Electronic communication

(a) Any communication to be made or document to be delivered by one Party to another under or in connection with the Finance Documents may be made or delivered by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i) notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii) notify each other of any change to their address or any other such information supplied by them by not less than five Business Days' notice.

(b) Any such electronic communication or delivery as specified in paragraph (a) above to be made between an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication or delivery.

(c) Any such electronic communication or document as specified in paragraph (a) above made or delivered by one Party to another will be effective only when actually received (or made available) in readable form and in the case of any electronic communication or document made

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or delivered by a Party to the Facility Agent or the Security Agent only if it is addressed in such a manner as the Facility Agent or the Security Agent shall specify for this purpose.

(d) Any electronic communication or document which becomes effective, in accordance with paragraph (c) above, after 5.00 p.m. in the place in which the Party to whom the relevant communication or document is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e) Any reference in a Finance Document to a communication being sent or received or a document being delivered shall be construed to include that communication or document being made available in accordance with this Clause 37.5 (Electronic communication).

49.6 English language

(a) Any notice given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

(i) in English; or

(ii) if not in English, and if so required by the Facility Agent, accompanied by a certified English translation prepared by a translator approved by the Facility Agent and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

49.7 Hedging Agreement

Notwithstanding anything in Clause 1.1 (Definitions), references to the Finance Documents or a Finance Document in this Clause do not include any Hedging Agreement entered into by a Borrower with a Hedge Counterparty in connection with the Facility.

50 Calculations and Certificates

50.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

50.2 Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

50.3 Day count convention and interest calculation

(a) Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:

(i) on the basis of the actual number of days elapsed and a year of 360 days (or, in any case where the practice in the Relevant Market differs, in accordance with that market practice); and

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(ii) subject to paragraph (b) below, without rounding.

(b) The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by an Obligor under a Finance Document shall be rounded to 2 decimal places.

51 Partial Invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

52 Remedies and Waivers

(a) No failure to exercise, nor any delay in exercising, on the part of any Secured Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

(b) No variation or amendment of a Finance Document shall be valid unless in writing and signed by or on behalf of all the relevant Finance Parties in accordance with the provisions of Clause 44 (Amendments and Waivers).

53 Entire Agreement

(a) This Agreement, in conjunction with the other Finance Documents, constitutes the entire agreement between the Parties and supersedes all previous agreements, understandings and arrangements between them, whether in writing or oral, in respect of its subject matter.

(b) Each Obligor acknowledges that it has not entered into this Agreement or any other Finance Document in reliance on, and shall have no remedies in respect of, any representation or warranty that is not expressly set out in this Agreement or in any other Finance Document.

54 Settlement or Discharge Conditional

Any settlement or discharge under any Finance Document between any Finance Party and any Transaction Obligor shall be conditional upon no security or payment to any Finance Party by any Transaction Obligor or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

55 Irrevocable Payment

If the Facility Agent considers that an amount paid or discharged by, or on behalf of, a Transaction Obligor or by any other person in purported payment or discharge of an obligation of that Transaction Obligor to a Secured Party under the Finance Documents is capable of being avoided or otherwise set aside on the liquidation or administration of that Transaction Obligor or otherwise, then that amount shall not be considered to have been unconditionally and irrevocably paid or discharged for the purposes of the Finance Documents.

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56 Amendments and Waivers

56.1 Required consents

(a) Subject to Clause 44.2 (All Lender matters) and Clause 44.3 (Other exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and, in the case of an amendment, the Obligors and any such amendment or waiver will be binding on all Parties.

(b) The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 44 (Amendments and Waivers).

(c) Without prejudice to the generality of Clause 30.8 (Rights and discretions), the Facility Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.

(d) Paragraph (c) of Clause 28.8 (Pro rata interest settlement) shall apply to this Clause 44 (Amendments and Waivers).

56.2 All Lender matters

(a) Subject to Clause 44.4 (Changes to reference rates), an amendment of or waiver or consent in relation to any term of any Finance Document that has the effect of changing or which relates to:

(b) the definition of "Majority Lenders" in Clause 1.1 (Definitions);

(c) a postponement to or extension of the date of payment of any amount under the Finance Documents;

(d) a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;

(e) a change in currency of payment of any amount under the Finance Documents;

(f) an increase in any Commitment or the Total Commitments, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments rateably under the Facility;

(g) a change to any Transaction Obligor other than in accordance with Clause 29 (Changes to the Transaction Obligors);

(h) any provision which expressly requires the consent of all the Lenders;

(i) this Clause 44 (Amendments and Waivers);

(j) any change to the preamble (Background), Clause 2 (The Facility), Clause 3 (Purpose), Clause 5 (Utilisation), Clause 6.3 (Effect of cancellation and prepayment on scheduled repayments), Clause 7.5 (Mandatory prepayment on sale, seizure or Total Loss), Clause 8 (Interest), Clause 24.10 (Compliance with laws etc.), Clause 24.12 (Sanctions and Ship trading), Clause 26 (Accounts and Application of Earnings and Hedge Receipts), Clause 28 (Changes to the Lenders and the Hedge Counterparties), Clause 33 (Sharing among the Finance Parties), Clause 48 (Governing Law) or Clause 49 (Enforcement);

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(k) (other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

(i) the guarantees and indemnities granted under Clause 18 (Guarantee and Indemnity – Hedge Guarantors) or clause 2.1 (guarantee and indemnity) of the Guarantee or any other guarantee and indemnity forming part of the Finance Documents;

(ii) the joint and several liability of the Borrowers under Clause 17 (Joint and Several Liability of the Borrowers);

(iii) the Security Assets; or

(iv) the manner in which the proceeds of enforcement of the Transaction Security are distributed,

(except in the case of sub-paragraphs (iii) and (iv) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document);

(l) the release or any material variation of the guarantees and indemnities granted under Clause 18 (Guarantee and Indemnity – Hedge Guarantors) or clause 2.1 (guarantee and indemnity) of the Guarantee, the joint and several liability of the Borrowers under Clause 17 (Joint and Several Liability of the Borrowers) or of any Transaction Security unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document, shall not be made, or given, without the prior consent of all the Lenders.

56.3 Other exceptions

(a) An amendment or waiver which relates to the rights or obligations of a Servicing Party or the Mandated Lead Arranger (each in their capacity as such) may not be effected without the consent of that Servicing Party or the Mandated Lead Arranger, as the case may be.

(b) An amendment or waiver which relates to and would adversely affect the rights or obligations of a Hedge Counterparty (in its capacity as such) may not be effected without the consent of that Hedge Counterparty).

(c) The Borrowers and the Facility Agent, the Mandated Lead Arranger or the Security Agent, as applicable, may amend or waive a term of a Fee Letter to which they are party.

(d) The Hedge Counterparty and the relevant Borrower may amend, supplement or waive the terms of any Hedging Agreement if permitted by paragraph (g) of Clause 8.5 (Hedging).

56.4 Changes to reference rates

(a) Subject to Clause 44.3 (Other exceptions), if an RFR Replacement Event has occurred any amendment or waiver which relates to:

(i) providing for the use of a Replacement Reference Rate in place of the RFR; and

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(ii)

(A) aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(B) enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(C) implementing market conventions applicable to that Replacement Reference Rate;

(D) providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(E) adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

(b) An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on the Loan or any part of the Loan under this Agreement to any recommendation of a Relevant Nominating Body which:

(i) relates to the use of the RFR on a compounded basis in the international or any relevant domestic syndicated loan markets; and

(ii) is issued on or after the date of this Agreement,

may be made with the consent of the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

(c) If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) or (b) above within 5 Business Days (or such longer time period in relation to any request which the Borrowers and the Facility Agent may agree) of that request being made:

(i) its Commitment or its participation in the Loan (as the case may be) shall not be included for the purpose of calculating the Total Commitments or the amount of the Loan (as applicable) when ascertaining whether any relevant percentage of Total Commitments or the aggregate of participations in the Loan (as applicable) has been obtained to approve that request; and

(ii) its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

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(d) In this Clause 44.4 (Changes to reference rates):

"RFR Replacement Event" means:

(a) the methodology, formula or other means of determining the RFR has, in the opinion of the Majority Lenders, and the Borrower materially changed;

(b)

(i)

(A) the administrator of the RFR or its supervisor publicly announces that such administrator is insolvent; or

(B) information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of the RFR is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide the RFR;

(ii) the administrator of the RFR publicly announces that it has ceased or will cease, to provide the RFR permanently or indefinitely and, at that time, there is no successor administrator to continue to provide the RFR;

(iii) the supervisor of the administrator of the RFR publicly announces that the RFR has been or will be permanently or indefinitely discontinued; or

(iv) the administrator of the RFR or its supervisor announces that the RFR may no longer be used; or

(c) the administrator of the RFR determines that the RFR should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i) the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Borrower) temporary; or

(ii) the RFR is calculated in accordance with any such policy or arrangement for a period no less than the period specified as the "RFR Contingency Period" in the Reference Rate Terms; or

(d) in the opinion of the Majority Lenders and the Borrower, the RFR is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

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"Replacement Reference Rate" means a reference rate which is:

(a) formally designated, nominated or recommended as the replacement for the RFR by:

(i) the administrator of the RFR (provided that the market or economic reality that such reference rate measures is the same as that measured by the RFR); or

(ii) any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Reference Rate" will be the replacement under sub‑paragraph (ii) above;

(b) in the opinion of the Majority Lenders and the Borrower, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor or alternative to the RFR; or

(e) in the opinion of the Majority Lenders and the Borrower, an appropriate successor or alternative to the RFR.

56.5 Obligor Intent

Without prejudice to the generality of Clauses 1.2 (Construction), 17.2 (Waiver of defences) and 18.4 (Waiver of defences), each Obligor expressly confirms that it intends that any guarantee contained in this Agreement or any other Finance Document and any Security created by any Finance Document shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

57 Confidential Information

57.1 Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 45.2 (Disclosure of Confidential Information) and Clause 45.4 (Disclosure to numbering service providers) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

57.2 Disclosure of Confidential Information

Any Finance Party may disclose:

(a) to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, insurers, reinsurers, insurance advisors, insurance brokers, partners and Representatives such Confidential Information as that Finance Party shall

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consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information (and in relation to any Confidential Information relating to the Guarantor, if the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information) except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b) to any person:

(i) to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Facility Agent or Security Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii) with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Transaction Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii) appointed by any Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (c) of Clause 30.15 (Relationship with the other Finance Parties));

(iv) who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) of paragraph (b) above;

(v) to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi) to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitrations, administrative or other investigations, proceedings or disputes;

(vii) to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 28.7 (Security over Lenders' rights);

(viii) which is a classification society or other entity which a Lender has engaged to make the calculations necessary to enable that Lender to comply with its reporting obligations under the Poseidon Principles;

(ix) who is a Party, a member of the Group or any related entity of a Transaction Obligor;

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(x) as a result of the registration of any Finance Document as contemplated by any Finance Document or any legal opinion obtained in connection with any Finance Document; or

(xi) with the consent of the Guarantor;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A) in relation to sub-paragraphs (i), (ii) and (iii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B) in relation to sub-paragraphs (iv) and (viii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C) in relation to sub-paragraphs (v), (vi) and (vii) of paragraph (b) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c) to any person appointed by that Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered in to a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/ Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrowers and the relevant Finance Party;

(d) to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors and the Guarantor if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

57.3 DAC6

Nothing in any Finance Document shall prevent disclosure of any Confidential Information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Finance Documents or any transaction carried out in connection with any transaction contemplated by the Finance Documents to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

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57.4 Disclosure to numbering service providers

(a) Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Transaction Obligors the following information:

(i) names of Transaction Obligors;

(ii) country of domicile of Transaction Obligors;

(iii) place of incorporation of Transaction Obligors;

(iv) date of this Agreement;

(v) Clause 48 (Governing Law);

(vi) the names of the Facility Agent and the Mandated Lead Arranger;

(vii) date of each amendment and restatement of this Agreement;

(viii) amount of Total Commitments;

(ix) currency of the Facility;

(x) type of Facility;

(xi) ranking of Facility;

(xii) Termination Date;

(xiii) changes to any of the information previously supplied pursuant to sub-paragraphs (i) to (xii) above; and

(xiv) such other information agreed between such Finance Party and the Borrowers,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b) The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Transaction Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c) Each Obligor represents, on behalf of itself and the other Transaction Obligors, that none of the information set out in sub-paragraphs (i) to (xiv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d) The Facility Agent shall notify the Guarantor and the other Finance Parties of:

(i) the name of any numbering service provider appointed by the Facility Agent in respect of this Agreement, the Facility and/or one or more Transaction Obligors; and

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(ii) the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or one or more Transaction Obligors by such numbering service provider.

57.5 Entire agreement

This Clause 45 (Confidential Information) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

57.6 Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

57.7 Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrowers:

(a) of the circumstances of any disclosure of Confidential Information made pursuant to sub-paragraph (v) of paragraph (b) of Clause 45.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function;

(b) upon becoming aware that Confidential Information has been disclosed in breach of this Clause 45 (Confidential Information); and

(c) in respect of any publicity regarding the Facility or any of the terms thereof which shall be agreed in advance by the Guarantor and the Facility Agent unless otherwise required in connection with the Guarantor's reporting obligations under or in connection with the rules and regulations of the SEC and any US Stock Exchange applicable to the Guarantor.

57.8 Use of logo and/or trademark

Subject to the Obligors' prior written consent (such consent not to be unreasonably withheld), each of the Facility Agent and/or the Mandated Lead Arranger has the right, at its expense, to publish information regarding its participation in, and the agency and arrangement of this Agreement and have the right to use the Obligors' and/or the Guarantor's logo and trademark in connection with such publication.

57.9 Continuing obligations

The obligations in this Clause 45 (Confidential Information) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 12 months from the earlier of:

(a) the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

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(b) the date on which such Finance Party otherwise ceases to be a Finance Party.

58 Confidentiality of Funding Rates

58.1 Confidentiality and disclosure

(a) The Facility Agent and each Obligor agree to keep each Funding Rate confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b) and (c) below.

(b) The Facility Agent may disclose:

(i) any Funding Rate to the Borrowers pursuant to Clause 8.4 (Notifications); and

(ii) any Funding Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Facility Agent and the relevant Lender.

(c) The Facility Agent and each Obligor may disclose any Funding Rate, to:

(i) any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate is to be given pursuant to this sub-paragraph (i) is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or is otherwise bound by requirements of confidentiality in relation to it;

(ii) any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii) any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv) any person with the consent of the relevant Lender.

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58.2 Related obligations

(a) The Facility Agent and each Obligor acknowledge that each Funding Rate is or may be price sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Facility Agent and each Obligor undertake not to use any Funding Rate for any unlawful purpose.

(b) The Facility Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender:

(i) of the circumstances of any disclosure made pursuant to sub-paragraph (ii) of paragraph (c) of Clause 46.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii) upon becoming aware that any information has been disclosed in breach of this Clause 46 (Confidentiality of Funding Rates).

58.3 No Event of Default

No Event of Default will occur under Clause 27.4 (Other obligations) by reason only of a Obligor's failure to comply with this Clause 46 (Confidentiality of Funding Rates).

59 Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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Section 12

Governing Law and Enforcement

60 Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

61 Enforcement

61.1 Jurisdiction

(a) Unless specifically provided in another Finance Document in relation to that Finance Document, the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with any Finance Document (including a dispute regarding the existence, validity or termination of any Finance Document or any non-contractual obligation arising out of or in connection with any Finance Document) (a "Dispute").

(b) The Obligors accept that the courts of England are the most appropriate and convenient courts to Obligors Disputes and accordingly no Obligor will argue to the contrary.

(c) This Clause 49.1 (Jurisdiction) is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

61.2 Service of process

(a) Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i) irrevocably appoints Hill Dickinson Services (London) Limited at its current address at The Broadgate Tower, 20 Primrose Street, London EC2A 2EW, England, as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii) agrees that failure by a process agent to notify the relevant Borrower of the process will not invalidate the proceedings concerned.

(b) If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrowers must immediately (and in any event within 5 days of such event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Execution Pages

BORROWERS

SIGNED by )

Maria Trivela ) /s/ Maria Trivela

as attorney-in-fact )

for and on behalf of )

MELPOMENE SHIPPING )
CORPORATION )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

SIGNED by )

Maria Trivela )

as attorney-in-fact )

for and on behalf of ) /s/ Maria Trivela

URANIA SHIPPING CORPORATION )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

ORIGINAL LENDERS

SIGNED by )

Charalampos Kazantzis )

duly authorised )

for and on behalf of ) /s/ Charalampos Kazantzis

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

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MANDATED LEAD ARRANGER

SIGNED by )

Charalampos Kazantzis )

duly authorised ) /s/ Charalampos Kazantzis

for and on behalf of )

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

FACILITY AGENT

SIGNED by )

Charalampos Kazantzis )

duly authorised ) /s/ Charalampos Kazantzis

for and on behalf of )

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: ) /s/Aikaterina Dimitriou

Witness' name: )

Witness' address: )

SECURITY AGENT

SIGNED by )

Charalampos Kazantzis )

duly authorised ) /s/ Charalampos Kazantzis

for and on behalf of )

KFW IPEX-BANK GMBH )

in the presence of: )

Witness' signature: ) /s/ Aikaterina Dimitriou

Witness' name: )

Witness' address: )

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